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As filed with the Securities and Exchange Commission on January 22, 2004

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Asbury Automotive Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State of Incorporation)	01-0609375 (I.R.S. Employer Identification Number)

Three Landmark Square, Suite 500
Stamford, Connecticut 06901
(203) 356-4400
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Kenneth B. Gilman
Chief Executive Officer
Asbury Automotive Group, Inc.
Three Landmark Square, Suite 500
Stamford, Connecticut 06901
(203) 356-4400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert Rosenman, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019	Andrew D. Soussloff, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Calculation of Registration Fee

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee

Common Stock, par value $.01 per share	11,500,000 Shares	$18.74	$215,510,000	$17,434.76

(1)
Includes 1,500,000 shares that the underwriters have the option to purchase to cover over-allotments.

(2)
Calculated pursuant to Rule 457(c), based on the average of the high and low prices of the Common Stock reported on the New York Stock Exchange Composite Tape on January 15, 2004 ($18.74 per share).

        The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated January 22, 2004.

                      Shares

Common Stock

        All of the shares of common stock in the offering are being sold by the selling stockholders identified in this prospectus. Asbury will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

        The common stock is listed on the New York Stock Exchange under the symbol "ABG". The last reported sale price of the common stock on January 21, 2004 was $19.20 per share.

        See "Risk Factors" on page 12 to read about factors you should consider before buying shares of the common stock.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholders	$	$

        To the extent that the underwriters sell more than         shares of common stock, the underwriters have the option to purchase up to an additional         shares from certain selling stockholders at the initial price to public less the underwriting discount.

        The underwriters expect to deliver the shares against payment in New York, New York on                          , 2004.

Goldman, Sachs & Co.

Prospectus dated January    , 2004.

MANUFACTURER DISCLAIMER

        No manufacturer or distributor has been involved, directly or indirectly, in the preparation of this prospectus, the documents incorporated by reference herein or in the offering being made hereby. No manufacturer or distributor has been authorized to make any statements or representations in connection with this offering, and no manufacturer or distributor has any responsibility for the accuracy or completeness of this prospectus or for the offering.

i

PROSPECTUS SUMMARY

        The following is a summary of some of the information contained in this prospectus. It may not contain all the information that is important to you. To understand this offering fully, you should read carefully the entire prospectus, including the risk factors beginning on page 12 and the financial statements. For the purposes of this prospectus, references to "Asbury," "Company," "we," "us" and "our" refer to Asbury Automotive Group, Inc., and unless the context otherwise requires, its subsidiaries and their respective predecessors in interest.

        This prospectus and the reports filed with the SEC that are incorporated by reference herein include statistical data regarding the automotive retailing industry. Unless otherwise indicated, such data is taken or derived from information published by:

  •
  The Industry Analysis Division of the National Automobile Dealers Association, also known as "NADA," NADA Data 2003.

  •
  Automotive News 2003 Market Data Book.

  •
  CNW Marketing/Research.

  •
  Sales & Marketing Management 2002 Survey of Buying Power and Media Markets.

  •
  Bureau of Economic Analysis.

  •
  J.D. Power.

  •
  Wards Automotive.

        Although we believe these industry sources are reliable, we have not independently researched or verified this information. Accordingly, investors should not place undue reliance on this information.

Business

Our Company

        We are one of the largest automotive retailers in the United States, operating 138 franchises at 95 dealership locations as of September 30, 2003. We offer an extensive range of automotive products and services, including new and used vehicles and related financing and insurance, vehicle maintenance and repair services, replacement parts and service contracts. Our retail network is organized into nine regional dealership groups, or "platforms," which are located in 19 market areas that we believe represent attractive opportunities, generally due to the presence of relatively few dealerships and high rates of population and income growth. In April 2003, we acquired Mercedes-Benz of Fresno, with the intention of ultimately building a platform in Northern California through additional "tuck-in" acquisitions. Fresno represents our 20th market area. Our revenues for the twelve-month period ended September 30, 2003, were approximately $4.7 billion.

        Our platforms as of September 30, 2003, are as follows:

Platform (Regional Brand)	Market(s)
Nalley Automotive Group	Atlanta, Georgia
Plaza Motor Company	St. Louis, Missouri
David McDavid Automotive Group	Dallas-Fort Worth, Houston and Austin, Texas
Courtesy Dealership Group	Tampa, Florida
Coggin Automotive Company	Jacksonville, Orlando and Fort Pierce, Florida
Thomason Auto Group	Portland, Oregon
Crown Automotive Company	Greensboro, Chapel Hill, Fayetteville and Charlotte, North Carolina and Charlottesville and Richmond, Virginia
North Point Automotive Group	Little Rock, Arkansas and Texarkana, Texas
Gray Daniels Auto Group	Jackson, Mississippi

        Our franchises include a diverse portfolio of 35 American, European, and Asian brands, and 67% of our new vehicle retail revenues for the nine months ended September 30, 2003, were from either luxury or mid-line import brands. We sell vehicles under the following brand names: Acura, Audi, BMW, Buick, Cadillac, Chevrolet, Chrysler, Dodge, Ford, GMC, Honda, Hyundai, Infiniti, Isuzu, Jaguar, Jeep, Kia, Land Rover, Lexus, Lincoln, Mazda, Mercedes-Benz, Mercury, MINI, Mitsubishi, Nissan, Pontiac, Porsche, Toyota, Volkswagen and Volvo. Additionally, we sell a limited number of heavy trucks under the Hino, Isuzu Trucks, Navistar and Peterbilt brands through our Atlanta platform.

        We compete in a large and highly fragmented industry comprised of approximately 21,725 franchised dealerships. The U.S. automotive retailing industry is estimated to have annual sales of approximately $1 trillion, with the 100 largest dealer groups generating less than 10% of total sales revenues and controlling less than 10% of all franchised dealerships. We believe that further consolidation is likely due to increased capital requirements of dealerships, the number of dealership owners approaching retirement age, the limited number of viable exit strategies for dealership owners and the desire of certain manufacturers to strengthen their brand identity through consolidation of their franchised dealerships. We also believe that an opportunity exists for dealership groups with significant equity capital and experience in identifying, acquiring and professionally managing dealerships, to acquire additional dealerships, and we will continue to seek to acquire dealerships consistent with our business strategy.

Our Strengths

        We believe our competitive strengths are as follows:

  Diversified Revenue and Profit Streams

        Our operations provide a diversified revenue and profit base that we believe mitigates the impact of fluctuating new car sales volumes. Used car sales and parts, service and collision repair sales generate higher profit margins than new car sales and tend to fluctuate less with economic cycles. Our finance and insurance business, substantially all of which is commission based, has no associated costs of goods sold and represented 3% of our total revenues and 18% of our total gross profit during the nine-month period ended September 30, 2003.

  •
  New Vehicles.  Our franchises include a diverse portfolio of 35 American, European and Asian brands. We believe that our diverse brand, product and price mix enables us to reduce our exposure to specific product supply shortages and changing customer preferences. New vehicle sales were approximately 61% of our total revenues and 28% of our total gross profit during the nine-month period ended September 30, 2003.

  •
  Used Vehicles.  We sell used vehicles at virtually all our franchised dealerships. Retail sales of used vehicles, which generally have higher gross margins than new vehicles, have become an increasingly significant source of profit for us, making up approximately 25% of our total revenues and 15% of our total gross profit during the nine-month period ended September 30, 2003. We obtain used vehicles through customer trade-ins, auctions restricted to new vehicle dealers (offering off-lease, rental and fleet vehicles) and "open" auctions, which offer repossessed vehicles and vehicles sold by other dealers. We sell the majority of our used vehicles to retail customers. We dispose of used vehicles that are not purchased by retail customers through sales to other dealers and at auctions.

  •
  Parts, Service and Collision Repair ("fixed operations").  We sell parts and provide maintenance and repair service at all our franchised dealerships. In addition, we have 23 freestanding collision repair centers in close proximity to dealerships in substantially all of our platforms. Our dealerships and collision repair centers collectively operate approximately 2,230 service bays. Revenues from parts, service and collision repair centers were approximately 11% of our total revenues and 39% of our total gross profit during the nine-month period ended September 30, 2003. We believe that parts and service revenues are more stable than vehicle sales. Industry-wide, parts and service revenues have consistently increased over the last 20 years. We believe that this is due to the increased cost of maintaining vehicles, the added technical complexity of vehicles and the increased number of vehicles on the road.

  •
  Finance and Insurance.  We arranged third-party customer financing on over 70% of the vehicles we sold during the nine-month period ended September 30, 2003. These transactions result in commissions being paid to us by the indirect lenders, including manufacturer- captive finance arms. In addition to finance commissions, these transactions create other highly profitable sales commission opportunities, including selling extended service contracts and various insurance-related products to the consumer. Our size and sales volume motivate vendors to provide these products to us at substantially reduced fees compared to industry norms, which results in competitive advantages as well as acquisition synergies. Profits from finance and insurance generated approximately 3% of our total revenues and 18% of our total gross profit during the nine-month period ended September 30, 2003. We earn sales-based commissions on substantially all of these products, while taking virtually no risk related to loan payments, insurance payments or investment performance, which are fully borne by third-parties.

  Highly Variable Cost Structure

        Our variable cost structure helps us manage expenses in a variety of economic environments, as the majority of our operating expenses consist of incentive-based compensation, vehicle carrying costs, advertising and other variable and controllable costs. For example, on average, approximately 70% of general manager compensation and virtually all salesperson compensation is variable, tied to profits, profit margins and certain other metrics.

  Advantageous Brand Mix

        We classify our primary franchise sales lines into luxury, mid-line import, mid-line domestic and value. Our current brand mix includes a high proportion of luxury and mid-line import franchises to total franchises. Our franchise mix contains a higher proportion of what we believe to be more desirable luxury and mid-line import brands than most other public automotive retailers. Luxury and mid-line imports together accounted for approximately 67% of our new retail vehicle revenues during the nine-month period ended September 30, 2003, and comprised over half of our total franchises. Luxury and mid-line imports generate above average gross margins on sales, have greater customer loyalty and repeat purchases and utilize parts and service and maintenance services at the point of sale more frequently than mid-line domestic and value automobiles. Luxury and mid-line imports have also gained market share at the expense of mid-line domestics over time. We also believe that luxury vehicle sales are less susceptible to economic cycles than other types of vehicles.

  Regional Platforms with Strong Local Brands

        Each of our platforms was comprised of between 8 and 25 franchise locations as of September 30, 2003 and, for the twelve-month period ended September 30, 2003, sold an average of approximately 17,400 retail vehicles and generated an average of approximately $520 million in revenues. Each of our current platforms maintains a strong regional brand that has been enhanced through local advertising over many years. We believe that our cultivation of strong local brands can be beneficial because consumers may prefer to interact with a locally recognized brand; placing our franchises in one region under a single brand allows us to generate significant advertising savings; and our platforms can retain customers even as they purchase and service different automobile brands. Furthermore, we believe that the majority of our dealerships are located in geographic areas with above average population growth, relatively low dealer concentration and favorable franchise laws.

  Experienced and Incentivized Management

  •
  Retail and Automotive Management Experience.  We have a management team with extensive experience and expertise in the retail and automotive sectors. Kenneth B. Gilman, our president and chief executive officer, served for 25 years at Limited Brands (formerly The Limited, Inc.) where he served in such capacities as vice chairman and chief administrative officer. His most recent position was as chief executive officer of Lane Bryant. Robert D. Frank, our senior vice president of automotive operations, spent most of his 35-year career working in all aspects of automotive operations including serving as chief operating officer of the Larry Miller Group and as vice president of Chrysler's Asian operations. In addition, the former platform owners of five of our nine platforms, each with greater than 25 years of experience in the automotive retailing industry, continue to manage their respective platforms.

  •
  Incentivization at Every Level.  We tie compensation to performance by relying upon an incentive-based pay system at both the platform and dealership levels. At the platform level all our senior management are compensated on an incentive-based pay system and the majority have a stake in our performance based upon their ownership of approximately 13.6% of our total equity as of September 30, 2003 (or approximately 10.8% after giving effect to this offering). We also create incentives at the dealership level. Each dealership is managed as a separate profit center by a trained and experienced general manager who has primary responsibility for decisions relating to inventory, advertising, pricing and personnel. We compensate our general managers based on dealership profitability, and the compensation of department managers and salespeople is similarly based upon departmental profitability and individual performance, respectively.

Our Strategy

        Our objective is to be the most profitable automotive retailer in our platforms' respective markets. To achieve this objective, we intend to expand our higher margin businesses, emphasize decentralized dealership operations while maintaining strong centralized administrative functions and grow through targeted acquisitions.

  Focus on Higher Margin Products and Services

        While new vehicle sales are critical to drawing customers to our dealerships, used vehicle retail sales, parts, service and collision repair and finance and insurance provide significantly higher profit margins and account for the majority of our profitability. In addition, we have discipline-specific executives at both the corporate and platform levels who focus on both increasing the penetration of current services and expanding the breadth of our offerings to customers. While each of our platforms operates independently in a manner consistent with its specific market's characteristics, each platform will pursue an integrated strategy to grow these higher margin businesses to enhance profitability and stimulate internal growth.

  •
  Parts, Service and Collision Repair.  Each of our platforms offers parts, performs vehicle service work and operates collision repair centers, all of which provide important sources of recurring revenue with high gross profit margins. For the nine-month period ended September 30, 2003, gross profit generated from these businesses absorbed approximately 56% of our total operating expenses, excluding salespersons' compensation. We intend to continue to grow this higher-margin business and increase this cost absorption rate by adding new service bays, increasing capacity utilization of existing service bays and ensuring high levels of customer satisfaction within our parts, service and collision repair operations. In addition, given the increased sophistication of vehicles, our repair operations provide detailed expertise and state-of-the-art diagnostic equipment which we believe independent dealers cannot adequately provide. Finally, warranty work cannot be completed by independent dealers, as this work must be done at a certified dealership.

  •
  Finance and Insurance.  We intend to continue to bolster our finance and insurance revenues by offering a broad range of conventional finance and lease alternatives to fund the purchase of new and used vehicles. In addition to offering these third-party financing products, we intend to expand our already broad offering of third-party products like credit insurance, extended service contracts, maintenance programs and a host of other niche products to meet all of our customer needs on a "one stop" shopping basis. Furthermore, based on size and scale, we believe we will be able to continue negotiating with lending institutions and product providers to increase our commissions on each of the products and services we sell. Moreover, continued in-depth sales training efforts and innovative computer technologies will serve as important tools in growing our finance and insurance profitability. We have increased platform finance and insurance revenue per vehicle retailed ("PVR") from $448 for the year ended December 31, 1998, to $818 for the nine months ended September 30, 2003. We have successfully increased our platform finance and insurance PVR each year since inception.

  Decentralized Dealership Operations and Centralized Administrative and Strategic Functions

        We believe that decentralized dealership operations on a platform basis enable our retail network to provide market-specific responses to sales, service, marketing and inventory requirements. These operations are complemented by centralized technology and strategic and financial controls, as well as sharing of best practices and market intelligence throughout the organization. While our administrative headquarters is located in Stamford, Connecticut, the day-to-day responsibility for the dealerships rests with each regional management team. Each of our platforms has a management structure that is intended to promote and reward entrepreneurial spirit and the achievement of team goals. Our platform management teams' thorough understanding of their local markets enables them to effectively run day-to-day operations, market to customers, recruit new employees and gauge acquisition opportunities in their local markets. Corporate and platform management utilize computer-based management information systems to monitor each dealership's sales, profitability and inventory on a regular, detailed basis. In addition, the corporate headquarters coordinates a platform peer review process. On a rotating basis, each platform's operations are examined in detail by management from other platforms. Through this process, we identify areas for improvement and disseminate best practices company-wide.

  Continued Growth Through Targeted Acquisitions

        We intend to continue to grow through acquisitions. We will pursue tuck-in acquisitions to complement the related platforms by increasing brand diversity, market coverage and services. We will also seek to establish platforms in new markets through the purchase of multiple individual franchises over time or through the acquisition of large, profitable and well-managed dealership groups with leading market positions.

  •
  Tuck-In Acquisitions.  One of our goals is to become the market leader in every region in which we operate a platform. We plan to acquire additional dealerships in each of the markets in which we operate, thereby increasing our brand mix, and the products and services offered in that market. Tuck-in acquisitions are typically rebranded immediately and operate thereafter under the respective platform's strong local brand name. From January 1, 2000, through September 30, 2003, we made 23 tuck-in acquisitions (representing 50 franchises). We believe that these acquisitions in the past and in the future will facilitate our regional operating efficiencies and cost savings in areas such as advertising and facility and personnel utilization. In addition, we have generally been able to improve the gross profit of tuck-in dealerships following acquisitions. We believe this is due to improvements in finance and insurance PVR, greater capacity utilization of service bays, improved management practices and enhanced unit sales volumes related to the strength of our local brand names.

  •
  Platform Acquisitions.  We will seek to establish platforms in new geographic markets through multiple purchases of individual franchises over time or through acquisitions of large, profitable and well-managed dealership groups with leading market positions. We target metropolitan and high-growth suburban markets in which we are not currently present and platforms with superior operational and financial management personnel. We believe that the retention of existing high quality management who understand the local market enables acquired platforms to continue to operate efficiently. We also believe retention of the local, established brand name is important to attracting a broad and loyal customer base. We believe we are well positioned to pursue larger, established acquisition candidates as a result of our platform management retention strategies, the reputation of our existing platform managers as leaders in the automotive retailing industry, our size, our financial resources and our ability to offer our public equity as an acquisition currency.

  •
  Focus on Acquisitions Providing Geographic and Brand Diversity.  By focusing on geographic and brand diversity, we seek to manage economic risk and drive growth and profitability. By having a presence in all major brands and by avoiding concentration with one manufacturer, we are well positioned to reduce our exposure to specific product supply shortages and changing customer preferences. At the same time, we will seek to continue to increase the proportion of our dealerships that are in markets with favorable demographic characteristics or that are franchises of fast-growing, high margin brands. In particular, we will focus on luxury dealerships and mid-line import dealerships. On an ongoing basis we will continue to evaluate the performance of our dealerships to determine if the sale of a particular dealership is advisable.

RECENT DEVELOPMENTS

        On December 2, 2003, we announced the termination of our proposed agreement to acquire the Bob Baker Auto Group of San Diego, California. The planned acquisition, announced in 2002, was subject to customary closing conditions, including approvals from all relevant manufacturers. All manufacturers gave their approvals promptly with the exception of Ford Motor Company ("Ford") and Toyota Motor Sales, U.S.A., Inc. ("Toyota"). We had been working through the approval process with Toyota and believe that an approval ultimately would have been reached. However, we could not attain approval from Ford and attempts to carve Baker's Ford dealership out of the acquisition proved to be too complex and ultimately led to the deal's termination. We incurred a pre-tax charge of approximately $2.5 million in the fourth quarter of 2003 to write off previously capitalized expenses related to the proposed acquisition.

        In November 2003, we closed two acquisitions in Greenville, South Carolina consisting of two locations and three franchises for approximately $11 million in cash, which was funded under our Committed Credit Facility. In January 2004, we closed an acquisition in Little Rock, Arkansas consisting of two locations and two franchises for approximately $9 million in cash. As of January 20, 2004, we had executed contracts to acquire four additional franchises, including three in the Southern California market and one in the northern California market, representing combined annual revenues of approximately $260 million, as well as signed letters of intent to acquire an additional dealership with annual revenue of approximately $60 million.

        On December 23, 2003, we issued our 8% Senior Subordinated Notes due 2014 in the aggregate principal amount of $200 million, receiving net proceeds of $193.3 million. We used a portion of the net proceeds to repay all of our net borrowings under our Committed Credit Facility and retained the balance for general corporate purposes, including acquisitions. Simultaneously with the issuance of these notes, we permanently reduced the total availability of our Committed Credit Facility from $450 to $250 million. As of December 31, 2003, we had $250 million available under our Committed Credit Facility.

        Our principal executive offices are located at 3 Landmark Square, Suite 500, Stamford, Connecticut 06901. Our telephone number is (203) 356-4400. Information contained on our website or that can be accessed through our website is not incorporated by reference in this prospectus. You should not consider information contained on our website or that can be accessed through our website to be part of this prospectus.

THE OFFERING

Common stock offered by the selling stockholders	shares(1)
Common stock outstanding before and after this offering	32,434,409 shares
Use of proceeds	We will not receive any proceeds from the sale of the common stock.
Risk factors
See "Risk Factors" beginning on page 12, as well as the information contained in this prospectus for a discussion of factors a prospective investor should carefully consider before deciding to invest in our common stock.
New York Stock Exchange symbol	ABG

        The number of shares of common stock outstanding before and after this offering is based on the number of shares outstanding as of January 15, 2004, and does not include 3,002,333 shares of common stock reserved for future issuance under our stock option and incentive plans or 2,796,488 shares issuable upon exercise of outstanding options at a weighted average exercise price of $15.02 per share as of December 31, 2003.

(1)
Assumes no exercise of underwriters' over-allotment option.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

        The summary below presents our historical consolidated financial and other data and should be read in conjunction with the consolidated financial statements and related notes appearing elsewhere in this prospectus and incorporated by reference herein. The financial data for and as of the years ended December 31, 2000, 2001 and 2002 is derived from our audited financial statements, which are included elsewhere in this prospectus. The financial statements for and as of the years ended December 31, 2000, 2001 and 2002 were audited by Deloitte & Touche LLP, independent auditors. The financial data for and as of the nine months ended September 30, 2002 and 2003, is unaudited and includes all adjustments, consisting of normal recurring accruals which we consider necessary for a fair presentation of the financial position and the results of operations for these periods.

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2000	2001	2002	2002	2003
				(Unaudited)
Income Statement Data:	(dollars in thousands, except per unit data)
Revenues:
New vehicle	$2,326,538	$2,480,202	$2,644,798	$2,007,252	$2,184,833
Used vehicle	1,000,182	1,102,922	1,158,144	887,247	915,845
Parts, service and collision repair	415,959	467,739	498,800	373,941	411,858
Finance and insurance, net	84,667	102,179	115,159	87,721	100,497

Total revenues	3,827,346	4,153,042	4,416,901	3,356,161	3,613,033
Cost of sales	3,256,123	3,507,111	3,719,013	2,826,316	3,051,497

Gross profit	571,223	645,931	697,888	529,845	561,536
Selling, general and administrative expenses	431,944	500,017	539,541	403,284	437,419
Depreciation and amortization	22,612	27,721	19,136	14,280	15,007

Income from operations	116,667	118,193	139,211	112,281	109,110
Floor plan interest expense	(34,552)	(26,065)	(17,860)	(13,059)	(14,263)
Other interest expense	(41,200)	(44,481)	(38,423)	(28,748)	(30,038)
Interest income	5,802	2,499	1,200	945	450
Net loss from unconsolidated affiliates	(6,066)	(3,248)	(100)	(100)	—
Gain (loss) on the sale of assets	(1,533)	(384)	(75)	(48)	(454)
Loss on extinguishment of debt	—	(1,433)	—	—	—
Other income (expense)	815	1,909	(428)	(114)	10

Total other expense, net	(76,734)	(71,203)	(55,686)	(41,124)	(44,295)

Income before income tax expense, minority interest and discontinued operations	39,933	46,990	83,525	71,157	64,815
Income tax expense	(3,570)	(4,980)	(39,215)	(34,285)	(25,287)
Minority interest(1)	(9,740)	(1,240)	—	—	—

Income from continuing operations	26,623	40,770	44,310	36,872	39,528
Discontinued operations	4,092	3,414	(6,225)	(4,286)	(3,914)

Net income	$30,715	$44,184	$38,085	$32,586	$35,614

Other Operating Data:
Gross profit percentage(2)	14.9%	15.6%	15.8%	15.8%	15.5%
Operating profit percentage(3)	3.0%	2.8%	3.2%	3.3%	3.0%
Income from continuing operations per diluted share	N/A	N/A	$1.49 (4)	$1.26 (4)	$1.21
Finance and insurance platform gross profit PVR(5)	$583	$673	$751	$746	$818
New vehicle retail units sold	90,925	93,195	95,197	73,072	75,141
Used vehicle retail units sold	54,177	58,612	58,076	44,479	46,145
Franchises	119	131	131	128	138

	As of December 31,			As of September 30, 2003
	2000	2001	2002	Actual	As Adjusted(6)
	(in thousands)
				(unaudited)
Balance sheet data:
Cash and cash equivalents	$47,241	$60,506	$22,613	$48,804	$98,038
Inventories	558,164	496,054	591,839	560,268	560,268
Working capital	150,481	147,617	167,141	208,307	258,141
Total assets	1,408,223	1,465,013	1,605,644	1,676,093	1,732,067
Floor plan notes payable	499,332	451,375	528,591	488,502	488,502
Total debt (excluding floor plan notes payable)	471,664	538,337	475,152	535,804	591,778
Total equity	325,883	347,907	426,951	454,529	454,529

(1)
On April 30, 2000, the then parent company (our predecessor) and the minority owners of our subsidiaries reached an agreement whereby their respective equity interests were transferred into escrow and subsequently into Asbury Automotive Oregon L.L.C. in exchange for equity interests in Asbury Automotive Oregon L.L.C. We refer to this transaction as the "minority member transaction." Following the minority member transaction, the then parent company changed its name to Asbury Automotive Holdings L.L.C. and Asbury Automotive Oregon L.L.C. changed its name to Asbury Automotive Group L.L.C. Substantially all minority interests in our subsidiaries were eliminated effective April 30, 2000, in connection with the minority member transaction.

(2)
Gross profit percentage is calculated by dividing gross profit by total revenues.

(3)
Operating profit percentage is calculated by dividing income from operations by total revenues.

(4)
Income from continuing operations per diluted share for the year ended December 31, 2002 and the nine months ended September 30, 2002 is based on pro forma income from continuing operations, which assumes that we were taxed as a "C" corporation for all twelve months of the year ended December 31, 2002 and all nine months of the nine month period ended September 30, 2002, and excludes the one-time charge for our conversion from an L.L.C. to a corporation. The following table reconciles net income to pro forma income from continuing operations and basic weighted average shares outstanding to pro forma diluted shares outstanding for the purpose of calculating pro forma income from continuing operations per diluted share.

	For the Year Ended December 31, 2002	For the Nine Months Ended September 30, 2002
		(Unaudited)
	(dollar amounts in thousands except per share data)
Net income	$38,085	$32,586
Pro forma adjustments:
Pro forma income tax expense before conversion to a corporation	(5,299)	(5,588)
Tax adjustment upon conversion from an L.L.C. to a corporation	11,553	11,553
Discontinued operations	6,225	4,286

Pro forma income from continuing operations	$50,564	$42,837

Net income per diluted share	$1.15	$0.99
Pro forma adjustments:
Pro forma income tax expense before conversion to a corporation per diluted share	(0.16)	(0.17)
Tax adjustment upon conversion from an L.L.C. to a corporation per diluted share	0.35	0.35
Discontinued operations per diluted share	0.19	0.13
Adjustment for 4,500 shares issued on March 14, 2002 as if offered on January 1, 2002	(0.04)	(0.04)

Pro forma income from continuing operations per diluted share	$1.49	$1.26

Pro forma common shares and share equivalents:
Weighted average shares outstanding:
Basic	33,065	32,813
Adjustment for 4,500 shares offered March 14, 2002 as if offered on January 1, 2002	887	1,187

Pro forma basic shares	33,952	34,000
Shares issuable with respect to additional common share equivalents (stock options)	8	21

Pro forma diluted shares	33,960	34,021

(5)
"Finance and insurance platform gross profit per vehicle retailed ("PVR")" excludes revenue resulting from corporate negotiated contracts, which is not attributable to the retail vehicles sold during each reporting period. We believe that this measure provides a more accurate measure of our finance and insurance performance than finance and insurance PVR. Finance and insurance gross profit PVR was $829 for the nine-month period ended September 30, 2003. Finance and insurance gross profit PVR is determined by dividing the number of vehicles sold at retail into our total finance and insurance revenue, which included revenues generated by corporate negotiated contracts of $1.3 million for the nine-month period ended September 30, 2003. Total finance and insurance revenue and total vehicles sold at retail were $100.5 million and 121,286 for the nine-month period ended September 30, 2003, respectively.

(6)
The "As Adjusted" amounts are stated on a pro forma basis to reflect the issuance of our 8% Senior Subordinated Notes due 2014, issued on December 23, 2003, and the application of the net proceeds thereof.

RISK FACTORS

        You should carefully consider the following risks and other information in this prospectus before deciding to invest in our common stock. If any of the following risks and uncertainties actually occur, our business' financial condition or operating results may be materially and adversely affected. In this event, the trading price of our common stock may decline and you may lose part or all of your investment.

Risk Factors Related To Our Dependence On Vehicle Manufacturers

If we fail to obtain renewals of one or more of our franchise agreements on favorable terms, if substantial franchises are terminated, or if certain manufacturers' rights under their agreements with us are triggered, our operations may be significantly compromised.

        Each of our dealerships operates under the terms of a franchise agreement with the manufacturer (or manufacturer-authorized distributor) of each vehicle brand it carries. Our dealerships may obtain new vehicles from manufacturers, sell new vehicles and display vehicle manufacturers' trademarks only to the extent permitted under franchise agreements. As a result of our dependence on these franchise rights, manufacturers exercise a great deal of control over our day-to-day operations and the terms of our franchise agreements govern key aspects of our operations, acquisition strategy and capital spending.

        Each of our franchise agreements provides the manufacturer with the right to terminate the agreement or refuse to renew it after the expiration of the term of the agreement under specified circumstances. We cannot assure you we will be able to renew any of our existing franchise agreements or that we will be able to obtain renewals on favorable terms. Specifically, many of our franchise agreements provide that the manufacturer may terminate the agreement or direct us to divest the subject dealership if the dealership undergoes a change of control. Some of our franchise agreements also provide the manufacturer with the right of first refusal to purchase from us any franchise we seek to sell. Provisions such as these may provide manufacturers with superior bargaining positions in the event that they seek to terminate our franchise agreements or renegotiate the agreements on terms that are disadvantageous to us. Our results of operations may be materially and adversely affected to the extent that our franchise rights become compromised or our operations restricted due to the terms of our franchise agreements or if we lose substantial franchises.

        In addition, we have agreements with Toyota which provide that in the event that our payment obligations under our Committed Credit Facility or our 9% Senior Subordinated Notes due 2012 are accelerated or demand for payment is made under our subsidiaries' guarantees of the Committed Credit Facility or our 9% Senior Subordinated Notes due 2012, Toyota will have the right to purchase our Toyota and Lexus dealerships for cash at their fair market value, unless the acceleration or demand is waived within a cure period of no less than 30 days after Toyota's exercise of its right to purchase. If fair market value cannot be agreed by the parties, it will be determined by an independent nationally recognized and experienced appraiser. We also have an agreement with Ford that provides if any of the lenders of our Committed Credit Facility or floor plan facilities accelerate those payment obligations, or if we are notified of any default under our Committed Credit Facility, then Ford may exercise its right to acquire our Ford, Lincoln and Mercury dealerships for their fair market value.

Manufacturers' stock ownership restrictions limit our ability to issue additional equity, which may hamper our ability to meet our financing needs or carry out our acquisition strategy.

        Some of our automobile franchise agreements prohibit transfers of any ownership interests of a dealership or, in some cases, its parent. Our agreements with several manufacturers provide that, under certain circumstances, we may lose the franchise if a person or entity acquires an ownership interest in us above a specified level (ranging from 20% to 50% depending on the particular manufacturer's restrictions) or if a person or entity acquires the right to vote 20% or more of our common stock without the approval of the applicable manufacturer. This trigger level can fall to as low as 5% if another vehicle manufacturer or a person with a criminal record is the entity acquiring the ownership interest or voting rights. One manufacturer, Toyota, in addition to imposing the restrictions previously mentioned, provides that we may be required to sell our Toyota franchises (including Lexus) if without its consent the owners of our equity prior to our initial public offering cease to control a majority of our voting stock or if Timothy C. Collins ceases to indirectly control us. In connection with this offering, we are seeking Toyota's consent to the reduction of the percentage of common stock held by the owners of our equity prior to our initial public offering to less than a majority of the outstanding common stock, provided that, in any event, the percentage held by owners of our equity prior to our initial public offering does not decline to less than a percentage to be specified in such consent. Timothy C. Collins will continue to control such shares of our common stock.

        Violations by our shareholders of these ownership restrictions are generally outside of our control and may result in the termination or non-renewal of one or more franchises, which may have a material adverse effect on us. These restrictions may also prevent or deter prospective acquirers from acquiring control of us and, therefore, may adversely impact the value of our common stock.

Manufacturers' restrictions on acquisitions and financing activities may limit our future growth.

        We are required to maintain certain performance standards and to obtain the consent of the applicable manufacturer before we can acquire any additional dealership franchises. We cannot assure you that manufacturers will consent to future acquisitions, which may deter us from being able to take advantage of a market opportunity. Obtaining manufacturer consents for acquisitions may also take a significant amount of time, which may negatively affect our ability to acquire an attractive target. Moreover, delays in obtaining manufacturer consents may impact our ability to issue additional equity in the time necessary to take advantage of a market opportunity dependent on ready financing or an equity issuance. In addition, under an applicable franchise agreement, a manufacturer usually has a right of first refusal to acquire a dealership that we seek to acquire.

        Many vehicle manufacturers place limits on the total number of franchises that any group of affiliated dealerships may obtain. A manufacturer may place generic limits on the number of franchises or share of total franchises or vehicle sales maintained by an affiliated dealership group on a national, regional or local basis. Manufacturers may also tailor these types of restrictions to particular dealership groups. Our current franchise mix has caused us to reach the present franchise ceiling, set by agreement or corporate policy, with Acura, and we are close to our franchise ceiling with Toyota, Lexus and Jaguar. While we have not reached a numerical limit with Ford, we have a dispute over whether our performance should limit additional acquisitions at this time. We have an action plan agreement with Honda pursuant to which we can make acquisitions provided we are meeting performance standards and limit the number of acquisitions per specified time frames. We are currently negotiating a framework agreement with Toyota. Unless we negotiate favorable terms with Toyota and other manufacturers or receive the consent of manufacturers, we may be prevented from making further acquisitions upon reaching the limits or if we fail to maintain performance standards provided for in our agreements.

        As a condition to granting their consent to our acquisitions, a number of manufacturers may impose additional restrictions on us. Manufacturers' restrictions typically prohibit:

  •
  material changes in the ownership or control of our company or extraordinary corporate transactions such as a merger, sale of a substantial amount of assets or any change in our board of directors or management;

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  the removal of a dealership general manager without the consent of the manufacturer; and

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  the use of dealership facilities to sell or service new vehicles of other manufacturers.

        Agreements with manufacturers impose capital requirements on individual subsidiaries and restrict our ability to apply dealership earnings or assets to our consolidated indebtedness and operations, which could impede or complicate financing transactions.

        Manufacturers may direct us to apply our resources to capital projects that we may not otherwise have chosen to do and may direct us to implement costly capital improvements to dealership facilities as a condition to renewing our franchise agreements with them or for their consent to a proposed acquisition. These factors, either alone or in combination, could cause us to divert our financial resources to capital projects from uses that management believes may be of higher long-term value to us.

Our failure to meet a manufacturer's consumer satisfaction and financial and sales performance requirements may adversely affect our ability to acquire new dealerships and our profitability.

        Many manufacturers attempt to measure customers' satisfaction with their purchase and warranty service experiences through rating systems which are generally known as consumer satisfaction indexes ("CSI"), which augment manufacturers' monitoring of dealerships' financial and sales performance. Manufacturers may use these performance indicators, as well as sales performance numbers, as factors in evaluating applications for additional acquisitions. The components of these performance indicators have been modified by various manufacturers from time to time in the past, and we cannot assure you that these components will not be further modified or replaced by different systems in the future. Some of our dealerships have had difficulty from time to time meeting these standards. We cannot assure that we will be able to comply with these standards in the future. A manufacturer may refuse to consent to our acquisition of one of its franchises if it determines our dealerships do not comply with its performance standards. This may impede our ability to execute our acquisition strategy. In addition, we receive payments from certain manufacturers based, in part, on CSI scores, and future payments may be materially reduced or eliminated if our CSI scores decline.

Our dealers depend upon vehicle sales and, therefore, their success depends in large part upon customer demand for the particular vehicle lines they carry.

        The success of our dealerships depends in large part on the overall success of the vehicle lines they carry. New vehicle sales generate the majority of our total revenue and lead to sales of higher-margin products and services such as finance and insurance products and parts and service operations. Although we have sought to limit our dependence on any one vehicle brand, we have focused our new vehicle sales operations in mid-line import and luxury brands.

        During the nine months ended September 30, 2003, brands representing 5% or more of our revenues from new vehicle retail sales were as follows:

Brand	% of Total New Vehicle Retail Sales
Honda	18%
Ford	12%
Toyota	9%
Nissan	8%
BMW	5%
Lexus	5%
Mercedes-Benz	5%

        No other brand accounted for more than 5% of our total new vehicle retail sales revenue during the nine-month period ended September 30, 2003.

If we fail to obtain a desirable mix of popular new vehicles from manufacturers, our profitability will be negatively impacted.

        We depend on manufacturers to provide us with a desirable mix of popular new vehicles. Typically, popular vehicles produce the highest profit margins but tend to be the most difficult to obtain from manufacturers. Manufacturers generally allocate their vehicles among their franchised dealerships based on the sales history of each dealership. If our dealerships experience prolonged sales slumps, those manufacturers will cut back their allotments of popular vehicles to our dealerships and new vehicle sales and profits may decline.

If automobile manufacturers discontinue incentive programs, our sales volumes may be materially and adversely affected.

        Our dealerships depend on manufacturers for certain sales incentives, warranties and other programs that are intended to promote and support new vehicle sales. Manufacturers often make many changes to their incentive programs during each year. Some key incentive programs include:

  •
  customer rebates on new vehicles;

  •
  dealer incentives on new vehicles;

  •
  special financing or leasing terms;

  •
  warranties on new and used vehicles; and

  •
  sponsorship of used vehicle sales by authorized new vehicle dealers.

        A reduction or discontinuation of key manufacturers' incentive programs may reduce our new vehicle sales volume resulting in decreased vehicle sales and related revenues.

Adverse conditions affecting one or more manufacturers may negatively impact our profitability.

        The success of each of our dealerships depends to a great extent on vehicle manufacturers':

  •
  financial condition;

  •
  marketing efforts;

  •
  vehicle design;

  •
  production capabilities;

  •
  reputation;

  •
  management; and

  •
  labor relations.

        Adverse conditions affecting these and other important aspects of manufacturers' operations and public relations may adversely affect our ability to market their automobiles to the public and, as a result, significantly and detrimentally affect our profitability.

If state dealer laws are repealed, weakened or superseded by our framework agreements with manufacturers, our dealerships will be more susceptible to termination, non-renewal or renegotiation of their franchise agreements.

        State dealer laws generally provide that a manufacturer may not terminate or refuse to renew a franchise agreement unless it has first provided the dealer with written notice setting forth good cause and stating the grounds for termination or nonrenewal. Some state dealer laws allow dealers to file protests or petitions or attempt to comply with the manufacturer's criteria within the notice period to avoid the termination or nonrenewal. Though unsuccessful to date, manufacturers' lobbying efforts may lead to the repeal or revision of state dealer laws. We have framework agreements with a majority of our manufacturers. Among other provisions, these agreements attempt to limit the protections available to dealers under state dealer laws. If dealer laws are repealed in the states in which we operate, manufacturers may be able to terminate our franchises without providing advance notice, an opportunity to cure or a showing of good cause. Without the protection of state dealer laws, it may also be more difficult for our dealers to renew their franchise agreements upon expiration. In addition, these laws restrict the ability of automobile manufacturers to directly enter the retail market in the future. If manufacturers obtain the ability to directly retail vehicles and do so in our markets, such competition could have a material adverse effect on us. See "Business—Franchise and Framework Agreements."

Risks Related To Our Acquisition Strategy

If we are unable to acquire and successfully integrate additional dealerships, we will be unable to realize desired results from our growth through acquisition strategy and acquired operations will drain resources from comparatively profitable operations.

        The automobile retailing industry is considered a mature industry in which relatively slow growth is expected in industry unit sales. Accordingly, our future growth depends in large part on our ability to acquire additional dealerships, manage expansion, control costs in our operations and consolidate acquired dealerships into our organization. In pursuing our strategy of acquiring other dealerships, we face risks commonly encountered with growth through acquisitions. These risks include, but are not limited to:

  •
  failing to close announced transactions under contract or failing to enter into contracts for transactions under letters of intent;

  •
  failing to obtain manufacturers' consents to acquisitions of additional franchises;

  •
  incurring significantly higher capital expenditures and operating expenses;

  •
  failing to integrate the operations and personnel of the acquired dealerships;

  •
  entering new markets with which we are unfamiliar;

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  incurring undiscovered liabilities at acquired dealerships;

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  disrupting our ongoing business;

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  diverting our management resources;

  •
  failing to maintain uniform standards, controls and policies;

  •
  impairing relationships with employees, manufacturers and customers as a result of changes in management;

  •
  causing increased expenses for accounting and computer systems; and

  •
  incorrectly valuing acquired entities.

        We may not adequately anticipate all the demands that our growth will impose on our personnel, procedures and structures, including our financial and reporting control systems, data processing systems and management structure. Moreover, our failure to retain qualified management personnel at any acquired dealership may increase the risk associated with integrating the acquired dealership. If we cannot adequately anticipate and respond to these demands, we may fail to realize acquisition synergies and our resources will be focused on incorporating new operations into our structure rather than on areas that may be more profitable. Moreover, manufacturer consent is required before we can acquire additional dealerships and, in some cases, to issue additional equity. If we incorrectly value acquisition targets or fail to successfully integrate acquired businesses we may be required to take write downs of the goodwill attributed to the acquired businesses, which could be significant. See "—Risk Factors Related to our Dependence on Vehicle Manufacturers—Manufacturers' Restrictions on Acquisitions May Limit our Future Growth."

We may be unable to capitalize on acquisition opportunities because of financing constraints.

        We have substantial indebtedness and, as a result, significant debt service obligations. Our substantial indebtedness could limit the future availability of debt financing to fund acquisitions. We intend to finance our platform acquisitions in part by issuing shares of common stock. The extent to which we will be able or willing to issue common stock for acquisitions will depend on the market value of our common stock from time to time and the willingness of potential acquisition candidates to accept common stock as part of the consideration for the sale of their businesses. See "—Risk Factors Related to our Dependence on Vehicle Manufacturers—Manufacturers' Stock Ownership Restrictions Limit our Ability to Issue Additional Equity, Which May Hamper our Ability to Meet our Financing Needs or Carry out our Acquisition Strategy."

        We cannot assure you that we will be able to obtain additional financing in the future by issuing stock or additional debt securities, and using cash to complete acquisitions may substantially limit our operating or financial flexibility or our ability to meet our debt service obligations. If we are unable to obtain financing on acceptable terms, we may be required to reduce the scope of our presently anticipated expansion, which may materially and adversely affect our growth strategy.

The competition with other dealer groups to acquire automotive dealerships is intense, and we may not be able to fully implement our growth through acquisition strategy if attractive targets are acquired by competing groups or priced out of our reach due to competitive pressures.

        We believe that the United States automotive retailing market is fragmented and offers many potential acquisition candidates that meet our targeting criteria. However, we compete with several other national dealer groups, some of which may have greater financial and other resources, and competition with existing dealer groups and dealer groups formed in the future for attractive acquisition targets may result in fewer acquisition opportunities and increased acquisition costs. We will have to forego acquisition opportunities to the extent that we cannot negotiate acquisitions on acceptable terms.

Risks Related To Competition

The loss of key personnel and limited management and personnel resources may adversely affect our operations and growth.

        Our success depends to a significant degree upon the continued contributions of our management team, particularly our senior management and service and sales personnel. Additionally, manufacturer franchise agreements may require the prior approval of the applicable manufacturer before any change is made in dealership general managers. We do not have employment agreements with most of our dealership managers and other key dealership personnel. Consequently, the loss of the services of one or more of these key employees may materially impair the efficiency and productivity of our operations.

        In addition, we may need to hire additional managers as we expand. The market for qualified employees in the industry and in the regions in which we operate, particularly for general managers and sales and service personnel, is highly competitive and may subject us to increased labor costs during periods of low unemployment. The loss of the services of key employees or the inability to attract additional qualified managers may adversely affect the ability of our dealerships to conduct their operations in accordance with the standards set by our headquarters management.

Substantial competition in automobile sales and services may adversely affect our profitability.

        The automotive retailing and servicing industry is highly competitive with respect to price, service, location and selection. Our competition includes:

  •
  franchised automobile dealerships in our markets that sell the same or similar new and used vehicles that we offer;

  •
  other national or regional affiliated groups of franchised dealerships;

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  privately negotiated sales of used vehicles;

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  service center chain stores; and

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  independent service and repair shops.

        We do not have any cost advantage in purchasing new vehicles from manufacturers. We typically rely on advertising, merchandising, sales expertise, service reputation and dealership location to sell new and used vehicles. Our franchise agreements do not grant us the exclusive right to sell a manufacturer's product within a given geographic area. Our revenues or profitability may be materially and adversely affected if competing dealerships expand their market share or are awarded additional franchises by manufacturers that supply our dealerships.

Risks Related To The Automotive Industry

Our business will be harmed if overall consumer demand suffers from a severe or sustained downturn.

        Our business is heavily dependent on consumer demand and preferences. Our revenues will be materially and adversely affected if there is a severe or sustained downturn in overall levels of consumer spending. Retail vehicle sales are cyclical and historically have experienced periodic downturns characterized by oversupply and weak demand. These cycles are often dependent on general economic conditions and consumer confidence, as well as the level of discretionary personal income and credit availability. Future recessions may have a material adverse effect on our retail business, particularly sales of new and used automobiles. Our sales of trucks and bulk sales of vehicles to corporate customers are also cyclical and dependent on overall levels of economic activity. In addition, severe or sustained increases in gasoline prices may lead to a reduction in automobile purchases or a shift in buying patterns from luxury/SUV models (which typically provide higher profit margins to retailers) to smaller, more economical vehicles (which typically have lower margins).

Our business may be adversely affected by unfavorable conditions in our local markets, even if those conditions are not prominent nationally.

        Our performance is also subject to local economic, competitive and other conditions prevailing in our platforms' particular geographic areas. Our dealerships currently are located in the Atlanta, Austin, Chapel Hill, Charlotte, Charlottesville, Dallas-Fort Worth, Fayetteville, Fresno, Fort Pierce, Greensboro, Greenville, Houston, Jackson, Jacksonville, Little Rock, Orlando, Portland, Richmond, St. Louis, Tampa and Texarkana markets. Although we intend to pursue acquisitions outside of these markets, our current operations are based in these areas. As a consequence, our results of operations depend substantially on general economic conditions and consumer spending levels in the Southeast and Texas, and to a lesser extent in the Northwest and Midwest.

The seasonality of the automobile retail business magnifies the importance of our second and third quarter results.

        The automobile industry is subject to seasonal variations in revenues. Demand for automobiles is generally lower during the first and fourth quarters of each year. Accordingly, we expect our revenues and operating results generally to be lower in our first and fourth quarters than in our second and third quarters. Therefore, if conditions surface during the second or third quarters that retard automotive sales, such as war, high fuel costs, depressed economic conditions or similar adverse conditions, our revenues for the year will be disproportionately adversely affected.

Our business may be adversely affected by import product restrictions and foreign trade risks that may impair our ability to sell foreign vehicles profitably.

        A significant portion of our new vehicle business involves the sale of vehicles, parts or vehicles composed of parts that are manufactured outside the United States. As a result, our operations are subject to customary risks of importing merchandise, including fluctuations in the relative values of currencies, import duties, exchange controls, trade restrictions, work stoppages and general political and socio-economic conditions in other countries. The United States or the countries from which our products are imported may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adjust presently prevailing quotas, duties or tariffs, which may affect our operations and our ability to purchase imported vehicles and/or parts at reasonable prices.

Our capital costs and our results of operations may be materially and adversely affected by a rising interest rate environment.

        We finance our purchases of new and, to a lesser extent, used vehicle inventory using floor plan credit facilities under which we are charged interest at floating rates. In addition, we obtain capital for general corporate purposes, dealership acquisitions and real estate purchases and improvements under predominantly floating interest rate credit facilities. Therefore, excluding the potential mitigating effects from interest rate hedging techniques, our interest expenses will rise with increases in interest rates. Rising interest rates are generally associated with increasing macro economic business activity, and improvements in gross domestic product. However, rising interest rates may also have the effect of depressing demand in the interest rate sensitive aspects of our business, particularly new and used vehicle sales, because many of our customers finance their vehicle purchases. As a result, rising interest rates may have the effect of simultaneously increasing our costs and reducing our revenues. Given our debt composition as of September 30, 2003, each one percent increase in market interest rates would increase our total annual interest expense, including floor plan interest, by $7.7 million.

Other Risks Related To Our Business

Our substantial leverage could adversely affect our ability to operate our business and adversely impact our compliance with Committed Credit Facility and other debt covenants.

        We are highly leveraged and have significant debt service obligations. As of September 30, 2003, we had total debt of $535.8 million, excluding floor plan notes payable (or $591.8 million, as adjusted for the issuance of our 8% Senior Subordinated Notes due 2014 and repayment of all net borrowings under our Committed Credit Facility). In addition, we and our subsidiaries may incur additional debt from time to time to finance acquisitions or capital expenditures or for other purposes, subject to the restrictions contained in our Committed Credit Facility and the indentures governing our 9% Senior Subordinated Notes due 2012 and our 8% Senior Subordinated Notes due 2014. We will have substantial debt service obligations, consisting of required cash payments of principal and interest, for the foreseeable future.

        In addition, the operating and financial restrictions and covenants in our debt instruments, including the Committed Credit Facility, our 9% Senior Subordinated Notes due 2012 indenture and our 8% Senior Subordinated Notes due 2014 indenture, may adversely affect our ability to finance our future operations or capital needs or to pursue certain business activities. In particular, our Committed Credit Facility requires us to maintain certain financial ratios. Our ability to comply with these ratios may be affected by events beyond our control. A breach of any of the covenants in our debt instruments or our inability to comply with the required financial ratios could result in an event of default, which, if not cured or waived, could have a material adverse effect on us. In the event of any default under the Committed Credit Facility, the lenders thereunder, or the "Lenders," could elect to declare all borrowings outstanding, together with accrued and unpaid interest and other fees, to be due and payable, to require us to apply all of our available cash to repay these borrowings or to prevent us from making debt service payments on our 9% Senior Subordinated Notes due 2012 and our 8% Senior Subordinated Notes due 2014, any of which would be an event of default under the 9% Senior Subordinated Notes due 2012 indenture and the 8% Senior Subordinated Notes due 2014 indenture. Our substantial debt service obligations could increase our vulnerability to adverse economic or industry conditions.

        The terms of our Committed Credit Facility require us on an ongoing basis to meet certain financial ratios, including a fixed charge coverage ratio of no less than 1.2 to 1. During January 2003, we reported to the Lenders that we did not meet our fixed charge coverage ratio requirement as of December 31, 2002. The Lenders subsequently agreed to waive this fixed charge coverage ratio default by letter dated February 2, 2003. While we were out of compliance with the covenant, we were unable to access the facility for new borrowings and were assessed interest at a higher default rate. As of March 31, 2003, we reported to the Lenders that we were in compliance with our fixed charge coverage ratio requirement. As of September 30, 2003, the fixed charge coverage ratio was 1.38 to 1.

        See "—Risks Related to the Automotive Industry—Our Capital Costs and Our Results of Operations may be Materially and Adversely Affected by a Rising Interest Rate Environment" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Restrictions imposed by our Committed Credit Facility and the indentures governing our 9% Senior Subordinated Notes due 2012 and our 8% Senior Subordinated Notes due 2014 limit our ability to obtain additional financing and to pursue business opportunities.

        The operating and financial restrictions and covenants in our debt instruments, including our Committed Credit Facility, our 9% Senior Subordinated Notes due 2012 and our 8% Senior Subordinated Notes due 2014, may adversely affect our ability to finance our future operations or capital needs or to pursue certain business activities. In particular, our Committed Credit Facility and the indentures governing our 9% Senior Subordinated Notes due 2012 and our 8% Senior Subordinated Notes due 2014 require us to maintain certain financial ratios. Our ability to comply with these ratios may be affected by events beyond our control. A breach of any of these covenants or our inability to comply with the required financial ratios could result in a default under our Committed Credit Facility. In the event of any default under our Committed Credit Facility, the Lenders could elect to declare all borrowings outstanding, together with accrued and unpaid interest and other fees, to be due and payable, to require us to apply all of our available cash to repay these borrowings or to prevent us from making debt service payments on our 9% Senior Subordinated Notes due 2012 and our 8% Senior Subordinated Notes due 2014, any of which would be an event of default under the indentures governing our 9% Senior Subordinated Notes due 2012 and our 8% Senior Subordinated Notes due 2014.

Governmental regulations and environmental regulation compliance costs may adversely affect our profitability.

        We are subject to a wide range of federal, state and local laws and regulations, such as local licensing requirements, consumer protection and privacy laws and environmental requirements governing, among other things, discharges into the air and water, aboveground and underground storage of petroleum substances and chemicals, handling and disposal of wastes and remediation of contamination arising from spills and releases. If we or our properties violate these laws and regulations, we may be subject to civil and criminal penalties, or a cease and desist order may be issued against our operations that are not in compliance. Our future acquisitions may also be subject to governmental regulation, including antitrust reviews. Future laws and regulations relating to our business may be more stringent than current laws and regulations and require us to incur significant additional costs.

If we are unable to retain key management or other personnel, we may be unable to successfully develop our business.

        We depend on our executive officers as well as other key personnel. Not all our key personnel are bound by employment agreements, and those with employment agreements are bound only for a limited period of time. If we are unable to retain our key personnel, we may be unable to successfully develop and implement our business plans. Further, we do not maintain "key man" life insurance policies on any of our executive officers or key personnel.

Our business and financial results may be adversely affected by claims alleging violations of laws and regulations in our advertising, sales, and finance and insurance activities.

        Our business is highly regulated. In the past several years, private plaintiffs and state attorney generals have increased their scrutiny of advertising, sales, and finance and insurance activities in the sale and leasing of motor vehicles. The conduct of our business is subject to numerous federal, state and local laws and regulations regarding unfair, deceptive and/or fraudulent trade practices (including advertising, marketing, sales, insurance, repair and promotion practices), truth-in-lending, consumer leasing, fair credit practices, equal credit opportunity, privacy, insurance, motor vehicle finance, installment finance, closed-end credit, usury and other installment sales. Vehicle lessors could be subject to claims of negligent leasing in connection with their lessees' vehicle operation. We could be susceptible to such claims or related actions if we fail to operate our business in accordance with practices designed to avert such liability. Claims arising out of actual or alleged violations of law may be asserted against us or any of our dealers by individuals, either individually or through class actions, or by governmental entities in civil or criminal investigations and proceedings. Such actions may expose us to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including suspension or revocation of our licenses and franchises to conduct dealership operations.

General Risks Related to Investing in Our Common Stock

We are controlled by Asbury Automotive Holdings L.L.C., which may have interests different from your interests.

        Asbury Automotive Holdings L.L.C., a controlled affiliate of Ripplewood Investments L.L.C., currently owns 54.1% (32.1% after giving effect to this offering, assuming no exercise of the underwriters' over-allotment option) of our common stock, and stockholders other than Asbury Automotive Holdings who are parties to our Shareholders Agreement, collectively own 26.7% (17.9% after giving effect to this offering, assuming no exercise of the underwriters' over-allotment option) of our common stock. We do not know Asbury Automotive Holdings' future plans as to its holdings of our common stock and cannot give you any assurances that its actions will not negatively affect our common stock in the future. For example, Asbury Automotive Holdings has from time to time had discussions with our competitors regarding potential business combinations involving us.

        Pursuant to a shareholders agreement among us, Asbury Automotive Holdings and the platform principals, the platform principals are required to vote their shares in accordance with Asbury Automotive Holdings' instructions with respect to:

  •
  persons nominated by Asbury Automotive Holdings to our board of directors (and persons nominated in opposition to Asbury Automotive Holdings' nominees); and

  •
  any matter to be voted on by the holders of our common stock, whether or not the matter was proposed by Asbury Automotive Holdings.

Concentration of voting power and anti-takeover provisions of our charter, bylaws, Delaware law and our franchise agreements may reduce the likelihood of any potential change of control.

        Ripplewood Investments L.L.C., through its control of Asbury Automotive Holdings, currently controls 54.1% (32.1% after giving effect to this offering, assuming no exercise of the underwriters' over-allotment option) of our common stock. Further, under the shareholders agreement, Ripplewood, currently has the power to cause all signatories to the shareholders agreement (who, together with Ripplewood, collectively controls 80.8% (50.0% after giving effect to this offering, assuming no exercise of the underwriters' over-allotment option) of our common equity to vote in favor of Ripplewood's nominees to our board of directors.

        Provisions of our charter and bylaws may have the effect of discouraging, delaying or preventing a change in control of us or unsolicited acquisition proposals that a shareholder might consider favorable. These include provisions:

  •
  providing that no more than one-third of the members of our board of directors stand for re-election by the shareholders at each annual meeting;

  •
  permitting the removal of a director from office only for cause and only by the affirmative vote of the holders of at least 80% of the voting power of all common stock outstanding;

  •
  vesting the board of directors with sole power to set the number of directors;

  •
  allowing a special meeting of the shareholders to be called only by a majority of the board of directors or by the chairman of our board of directors, either on his or her own initiative or at the request of shareholders collectively holding at least 50% of the common stock outstanding, by our president, by our chief executive officer or by a majority of our board of directors;

  •
  prohibiting shareholder action by written consent;

  •
  requiring the affirmative vote of the holders of at least 80% of the voting power of all common stock outstanding to effect certain amendments to our charter or by-laws; and

  •
  requiring formal advance notice for nominations for election to our board of directors or for proposing matters that can be acted upon at shareholders' meetings.

        In addition, Delaware law makes it difficult for shareholders who have recently acquired a large interest in a corporation to cause the merger or acquisition of the corporation against the directors' wishes. Furthermore, our board of directors has the authority to issue shares of preferred stock in one or more series and to fix the rights and preferences of the shares of any such series without shareholder approval. Any series of preferred stock is likely to be senior to the common stock with respect to dividends, liquidation rights and, possibly, voting rights. Our board's ability to issue preferred stock may also have the effect of discouraging unsolicited acquisition proposals, thus adversely affecting the market price of the common stock. Finally, restrictions imposed by some of our franchise agreements may impede or prevent any potential consensual or unsolicited change of control.

        Under the terms of the options granted under our 1999 option plan and our 2002 stock option plan, many option grants will fully vest and become immediately exercisable upon a change in control of us, which, together with severance arrangements and other change of control provisions contained in several of our employment agreements with our executives, may further deter a potential acquisition bid.

Shares eligible for future sale, including shares owned by Asbury Automotive Holdings, may cause the market price of our common stock to drop significantly, even if our business is doing well.

        The potential for sales of substantial amounts of our common stock held by people and entities who were owners of our equity prior to our initial public offering, as well as our directors, officers and employees, in the public market after this offering may adversely affect the market price of the common stock, as these sales may be viewed by the public as an indication of an upcoming or recent occurring shortfall in the financial performance of our company. After this offering is concluded, we will have 32,434,409 shares of common stock outstanding, including 10,421,984 shares owned by Asbury Automotive Holdings (assuming no exercise of the underwriters' over-allotment option). On March 19, 2004, lock-up agreements which were entered into in connection with our initial public offering will expire with respect to owners of 455,305 shares of common stock which will be freely tradeable without restriction or further registration under the Securities Act, except for shares held by persons considered to be "affiliates" of us (including Asbury Automotive Holdings) or acting as "underwriters," as those terms are defined in the Securities Act and related rules. Ninety days after the date of this prospectus, the lock-up agreement that Asbury Automotive Holdings has entered into in connection with this offering will expire. Asbury Automotive Holdings will hold 10,421,984 shares of common stock immediately after this offering (assuming no exercise of the over-allotment option) and has certain registration rights with respect to its shares pursuant to the terms of the Shareholders Agreement. Nine months after the consummation of this offering, lock-up agreements that we have entered into with certain selling stockholders will expire. These certain selling stockholders and certain other stockholders who agreed to an additional nine-month lock-up will, immediately after the consummation of this offering, hold 5,345,876 shares of common stock which, after the expiration of the applicable lock-up agreements, will be freely tradeable without restriction or further registration under the Securities Act, except for shares held by persons considered to be affiliates of us (including Asbury Automotive Holdings) or acting as underwriters. The stockholders who are subject to the additional nine-month lock-up have registration rights with respect to their shares of common stock pursuant to the terms of the Shareholders Agreement.

        In addition to outstanding shares eligible for sale, 2,796,488 shares of our common stock are issuable under currently outstanding stock options granted to certain executive officers and employees. An additional 3,002,333 shares of common stock are reserved for future issuance to employees under our 2002 stock option plan.

FORWARD-LOOKING STATEMENTS

        This prospectus contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. The forward-looking statements include statements relating to goals, plans and projections regarding our financial position, results of operations, market position, product development and business strategy under the headings "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and "Underwriting." These statements are based on management's current expectations and involve significant risks and uncertainties that may cause results to differ materially from those set forth in the statements. These risks and uncertainties include, among other things,

  •
  market factors,

  •
  our relationships with vehicle manufacturers and other suppliers,

  •
  risks associated with our substantial indebtedness,

  •
  risks related to pending and potential future acquisitions, and

  •
  general economic conditions both nationally and locally and governmental regulations and legislation.

        There can be no guarantees our plans for future operations will be successfully implemented or that they will prove to be commercially successful. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

        The selling stockholders identified in this prospectus are offering all    shares to be sold in this offering. We will not receive any proceeds from the sale of the shares of our common stock in this offering.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

        Our common stock is traded on the New York Stock Exchange under the symbol "ABG." The following table shows the high and low closing sale prices per share of our common stock as reported by the New York Stock Exchange.

	High	Low
Fiscal Year Ended December 31, 2002
First Quarter (from March 13, 2002)	$16.80	$15.25
Second Quarter	22.25	12.80
Third Quarter	13.48	8.71
Fourth Quarter	9.60	7.30
Fiscal Year Ended December 31, 2003
First Quarter	9.45	5.95
Second Quarter	13.70	7.25
Third Quarter	18.20	13.09
Fourth Quarter	18.99	15.20
Year Ended December 31, 2004
First Quarter (through January 21, 2004)	19.25	17.80

        On January 21, 2004, the last reported sale price of our common stock on the New York Stock Exchange was $19.20 per share.

        We intend to retain all our earnings to finance the growth and development of our business, including future acquisitions. Our Committed Credit Facility prohibits us from declaring or paying cash dividends or other distributions to our stockholders. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future change in our dividend policy will be made at the discretion of our board of directors and will depend on the then applicable contractual restrictions on us contained in our financing credit facilities and other agreements, our results of operations, earnings, capital requirements and other factors considered relevant by our board of directors.

CAPITALIZATION

        The following table sets forth our consolidated cash and cash equivalents and capitalization as of September 30, 2003 (i) on an actual basis and (ii) on an as adjusted basis to give effect to our recent offering of 8% Senior Subordinated Notes due 2014 and the application of the net proceeds thereof. You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our audited and unaudited financial statements and the related notes and the other financial information included elsewhere in this prospectus.

	As of September 30, 2003
	Actual	As Adjusted
	(Unaudited) (in thousands, except share and per share data)
Cash and cash equivalents	$48,804	$98,038

Current maturities of long-term debt(1)	$31,855	$31,855

Long-term debt	503,949	559,923
Stockholders' equity:
Preferred stock, par value $.01 per share, 10,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, par value $.01 per share, 90,000,000 shares authorized; 34,019,147 shares issued and outstanding, including shares held in treasury(2)	340	340
Additional paid-in capital	411,016	411,016
Retained earnings	58,259	58,259
Treasury stock, at cost; 1,590,013 shares held	(15,064)	(15,064)
Accumulated other comprehensive loss	(22)	(22)

Total stockholders' equity	454,529	454,529

Total capitalization	$958,478	$1,014,452

(1)
Does not include floor plan notes payable of $488.5 million which reflect amounts payable for purchases of specific vehicle inventories.

(2)
Does not include (a) 1,044,442 options outstanding under our 1999 option plan for the purchase of shares of our common stock with a weighted average exercise price of $16.66 per share and (b) 1,624,241 options issued under our 2002 stock option plan for the purchase of shares of our common stock with a weighted average exercise price of $13.74 per share and 3,123,916 shares of our common stock reserved under our 2002 stock option plan for issuance of future option grants.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

        The following table sets forth our historical selected consolidated data for the periods indicated. The data for and as of the years ended December 31, 1998, 1999, 2000, 2001 and 2002 is derived from our audited financial statements. The financial statements for and as of the years ended December 31, 1998 and 1999 were audited by Arthur Andersen LLP, independent auditors. The financial statements for and as of the years ended December 31, 2000, 2001 and 2002 were audited by Deloitte & Touche LLP, independent auditors. The data for and as of the nine months ended September 30, 2002 and 2003, is unaudited and includes all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods.

        The information should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements and the related notes included elsewhere in this prospectus and incorporated by reference herein.

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	1998	1999	2000	2001	2002	2002	2003
						(Unaudited)
	(dollars in thousands, except per unit data)
Income Statement Data:
Revenues:
New vehicle	$644,792	$1,750,355	$2,326,538	$2,480,202	$2,644,798	$2,007,252	$2,184,833
Used vehicle	203,931	731,601	1,000,182	1,102,922	1,158,144	887,247	915,845
Parts, service and collision repair	149,497	322,894	415,959	467,739	498,800	373,941	411,858
Finance and insurance, net	18,292	58,692	84,667	102,179	115,159	87,721	100,497

Total revenues	1,016,512	2,863,542	3,827,346	4,153,042	4,416,901	3,356,161	3,613,033
Cost of sales	868,829	2,446,623	3,256,123	3,507,111	3,719,013	2,826,316	3,051,497

Gross profit	147,683	416,919	571,223	645,931	697,888	529,845	561,536
Selling, general and administrative expenses	121,654	325,301	431,944	500,017	539,541	403,284	437,419
Depreciation and amortization	6,192	16,185	22,612	27,721	19,136	14,280	15,007

Income from operations	19,837	75,433	116,667	118,193	139,211	112,281	109,110
Floor plan interest expense	(7,038)	(21,424)	(34,552)	(26,065)	(17,860)	(13,059)	(14,263)
Other interest expense	(7,104)	(23,933)	(41,200)	(44,481)	(38,423)	(28,748)	(30,038)
Interest income	1,108	2,997	5,802	2,499	1,200	945	450
Net losses from unconsolidated affiliates	—	(616)	(6,066)	(3,248)	(100)	(100)	—
Gain (loss) on sale of assets	9,307	2,365	(1,533)	(384)	(75)	(48)	(454)
Loss on extinguishment of debt	(734)	—	—	(1,433)	—	—	—
Other income (expense)	727	151	815	1,909	(428)	(114)	10

Total other expense, net	(3,734)	(40,460)	(76,734)	(71,203)	(55,686)	(41,124)	(44,295)

Income before income tax expense, minority interest and discontinued operations	16,103	34,973	39,933	46,990	83,525	71,157	64,815
Income tax expense	—	(1,742)	(3,570)	(4,980)	(39,215)	(34,285)	(25,287)
Minority interest(1)	(14,303)	(20,520)	(9,740)	(1,240)	—	—	—

Income from continuing operations	1,800	12,711	26,623	40,770	44,310	36,872	39,528
Discontinued operations	810	2,938	4,092	3,414	(6,225)	(4,286)	(3,914)

Net income	$2,610	$15,649	$30,715	$44,184	$38,085	$32,586	$35,614

Other Operating Data:
Gross profit percentage(2)	14.5%	14.6%	14.9%	15.6%	15.8%	15.8%	15.5%
Operating profit percentage(3)	2.0%	2.6%	3.0%	2.8%	3.2%	3.3%	3.0%
Income from continuing operations per diluted share	N/A	N/A	N/A	N/A	$1.49 (4)	$1.26 (4)	$1.21
Finance and insurance platform gross profit PVR(5)	$448	$536	$583	$673	$751	$746	$818
New vehicle retail units sold	26,163	67,549	90,925	93,195	95,197	73,072	75,141
Used vehicle retail units sold	14,595	41,914	54,177	58,612	58,076	44,479	46,145
Franchises	73	103	119	131	131	128	138

	As of December 31,
						As of September 30, 2003
	1998	1999	2000	2001	2002
						(Unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$25,624	$44,822	$47,241	$60,506	$22,613	$48,804
Inventories	259,452	437,272	558,164	496,054	591,839	560,268
Total current assets	394,725	619,098	779,125	757,614	849,589	856,498
Property and equipment, net	125,410	141,786	218,153	256,402	257,305	259,553
Goodwill	144,514	226,321	364,164	392,856	402,133	464,763
Total assets	713,031	1,037,644	1,408,223	1,465,013	1,605,644	1,676,093
Floor plan notes payable	232,297	385,263	499,332	451,375	528,591	488,502
Total current liabilities	323,061	497,339	628,644	609,997	682,448	648,191
Total debt (excluding floor plan notes payable)	241,316	324,260	471,664	538,337	475,152	535,804
Total equity	130,954	201,188	325,883	347,907	426,951	454,529

(1)
On April 30, 2000, the then parent company (our predecessor) and the minority owners of our subsidiaries reached an agreement whereby their respective equity interests were transferred into escrow and subsequently into Asbury Automotive Oregon L.L.C. in exchange for equity interests in Asbury Automotive Oregon L.L.C. We refer to this transaction as the "minority member transaction." Following the minority member transaction, the then parent company changed its name to Asbury Automotive Holdings L.L.C. and Asbury Automotive Oregon L.L.C. changed its name to Asbury Automotive Group L.L.C. Substantially all minority interests in our subsidiaries were eliminated effective April 30, 2000, in connection with the minority member transaction.

(2)
Gross profit percentage is calculated by dividing gross profit by total revenues.

(3)
Operating gross profit percentage is calculated by dividing income from operations by total revenues.

(4)
Income from continuing operations per diluted share for the year ended December 31, 2002, and the nine months ended September 30, 2002, is based on pro forma income from continuing operations, which assumes that we were taxed as a "C" corporation for all twelve months of the year ended December 31, 2002 and all nine months of the nine month period ended September 30, 2002, and excludes the one-time charge for our conversion from an L.L.C. to a corporation. The following table reconciles net income to pro forma income from continuing operations and basic weighted average shares outstanding to pro forma diluted shares outstanding for the purpose of calculating pro forma income from continuing operations per diluted share.

	For the Year Ended December 31, 2002	For the Nine Months Ended September 30, 2002
		(Unaudited)
	(dollar amounts in thousands except per share data)
Net income	$38,085	$32,586
Pro forma adjustments:
Pro forma income tax expense before conversion to a corporation	(5,299)	(5,588)
Tax adjustment upon conversion from an L.L.C. to a corporation	11,553	11,553
Discontinued operations	6,225	4,286

Pro forma income from continuing operations	$50,564	$42,837

Net income per diluted share	$1.15	$0.99
Pro forma adjustments:
Pro forma income tax expense before conversion to a corporation per diluted share	(0.16)	(0.17)
Tax adjustment upon conversion from an L.L.C. to a corporation per diluted share	0.35	0.35
Discontinued operations per diluted share	0.19	0.13
Adjustment for 4,500 shares issued on March 14, 2002 as if offered on January 1, 2002	(0.04)	(0.04)

Pro forma income form continuing operations per diluted share	$1.49	$1.26

Pro forma common shares and share equivalents:
Weighted average shares outstanding:
Basic	33,065	32,813
Adjustment for 4,500 shares offered March 14, 2002 as if offered on January 1, 2002	887	1,187

Pro forma basic shares	33,952	34,000
Shares issuable with respect to additional common share equivalents (stock options)	8	21

Pro forma diluted shares	33,960	34,021

(5)
"Finance and insurance platform gross profit PVR" excludes revenue resulting from corporate negotiated contracts, which is not attributable to the retail vehicles sold during each reporting period. We believe that this measure provides a more accurate measure of our finance and insurance performance than finance and insurance gross profit PVR. Finance and insurance gross profit PVR was $829 for the nine-month period ended September 30, 2003. Finance and insurance gross profit PVR is determined by dividing the number of vehicles sold at retail into our total finance and insurance revenues, which included revenues generated by corporate negotiated contracts of $1.3 million for the nine-month period ended September 30, 2003. Total finance and insurance revenues and total vehicles sold at retail were $100.5 million and 121,286 for the nine-month period ended September 30, 2003, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

        This management's discussion and analysis of financial condition and results of operations contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to those described under "Risk Factors" beginning on page 12, and included in other portions of this prospectus.

Overview

        We are a national automotive retailer, operating 138 franchises at 95 dealership locations in 10 states and 20 markets in the U.S., offering 35 different brands of vehicles as of September 30, 2003. We also operate 23 collision repair centers that serve our markets.

        Our revenues are derived from three basic products: the sale of new and used cars and light trucks; maintenance and collision repair services and the sale of all automotive parts; and arranging of vehicle financing and the sale of various insurance and warranty products. Additionally, we operate a heavy truck business offering four nameplates in Atlanta, Georgia.

        Since inception we have grown through the acquisition of 9 platforms and numerous tuck-in acquisitions. All acquisitions were accounted for using the purchase method of accounting. As a result, the operations of the acquired dealerships are included in the consolidated statements of income commencing on the date acquired.

        Our gross profit varies with our revenue mix. The sale of vehicles generally results in lower gross profit margins, while parts, service, collision repair, and finance and insurance revenues produce higher gross profit margins. As a result, when vehicle sales decrease as a percentage of total sales, our gross profit percentage increases.

        Selling, general and administrative expenses ("SG&A") consist primarily of fixed and incentive-based compensation, advertising, rent, insurance, utilities and other typical operating expenses. A significant portion of our selling expenses are variable (such as sales commissions), or controllable expenses (such as advertising), generally allowing our cost structure to adapt in response to trends in our business.

        Sales of motor vehicles (particularly new vehicles) have historically fluctuated with general macroeconomic conditions including general business cycles, consumer confidence, availability of consumer credit, fuel prices and interest rates. Although these factors may impact our business, we believe that any future negative trends may be mitigated by the performance of our used vehicles sales, parts, service and collision repair operations, our variable cost structure, regional diversity and advantageous brand mix.

        Our operations are subject to modest seasonal variations that are somewhat offset by our regional diversity. We typically generate more revenue and operating income in the second and third quarters than in the first and fourth quarters. Seasonality is based upon, among other things, weather conditions, manufacturer incentive programs, model changeovers and consumer buying patterns.

Results of Operations

Nine Months Ended September 30, 2003, Compared to Nine Months Ended September 30, 2002

        Net income for the nine months ended September 30, 2003 was $35.6 million or $1.09 per basic and diluted share, including a $3.9 million loss from discontinued operations principally related to our Price 1 pilot program. Net income for the nine months ended September 30, 2002 was $32.6 million or $0.99 per basic and diluted share. For the nine months ended September 30, 2002, tax affected pro forma net income was $38.6 million or $1.17 per basic and diluted share. Pro forma net income from continuing operations for the nine months ended September 30, 2002 was $42.8 million or $1.26 per basic and diluted share. The pro forma results for the prior year exclude a nonrecurring deferred income tax provision required by SFAS No. 109, "Accounting for Income Taxes" related to our change in tax status from a limited liability company to a "C" corporation in conjunction with our March 2002 initial public offering ("IPO"). In addition, the pro forma results from continuing operations also assume that we were a publicly traded "C" corporation for the entire period. A reconciliation of pro forma net income from continuing operations to GAAP net income from continuing operations follows—see "—Reconciliation of Non-GAAP Financial Information".

        Income from continuing operations before income taxes totaled $64.8 million for the nine months ended September 30, 2003, down 9% from $71.2 million for the nine months ended September 30, 2002. The decrease is attributable to continued vehicle margin pressure, deterioration of our expense structure in the first quarter, weak performance in our Oregon platform and charges of $3.2 million in connection with management changes at our Oregon and Texas platforms and at the corporate level. These items were offset by improvement in expense controls in the second and third quarters and the improved performance of the Arkansas platform, which was underperforming during 2002.

  Revenues

(In thousands, except for unit and per vehicle data)

	For the Nine Months Ended September 30,
			Increase (Decrease)	% Change
	2003	2002
New Vehicle Data:
Retail revenues—same store(1)	$2,072,222	$1,973,987	$98,235	5%
Retail revenues—acquisitions	75,594	310

Total new retail	2,147,816	1,974,297	173,519	9%
Fleet revenues—same store(1)	36,822	32,955	3,867	12%
Fleet revenues—acquisitions	195	—

Total new fleet revenues	37,017	32,955	4,062	12%

New vehicle revenue, as reported	$2,184,833	$2,007,252	$177,581	9%

New retail units—same store(1)	72,638	73,060	(422)	(1)%
New retail units—actual	75,141	73,072	2,069	3%
Used Vehicle Data:
Retail revenues—same store(1)	$678,158	$678,941	$(783)	*
Retail revenues—acquisitions	25,401	268

Total used retail revenues	703,559	679,209	24,350	4%
Wholesale revenues—same store(1)	204,357	208,036	(3,679)	(2)%
Wholesale revenues—acquisitions	7,929	2

Total wholesale revenues	212,286	208,038	4,248	2%

Used vehicle revenue, as reported	$915,845	$887,247	$28,598	3%

Used retail units—same store(1)	44,616	44,463	153	*

Used retail units—actual	46,145	44,479	1,666	4%
Parts, Service and Collision Repair:
Revenues—same store(1)	$395,882	$373,854	$22,028	6%
Revenues—acquisitions	15,976	87

Parts, service and collision repair revenue, as reported	$411,858	$373,941	$37,917	10%

Finance and Insurance:
Platform revenues—same store(1)	$96,385	$87,701	$8,684	10%
Corporate revenues	1,300	—
Revenues—acquisitions	2,812	20

Finance and insurance revenue, as reported	$100,497	$87,721	$12,776	15%

Total Revenue:
Same store(1)	$3,483,826	$3,355,474	$128,352	4%
Corporate	1,300	—
Acquisitions	127,907	687

Total revenue, as reported	$3,613,033	$3,356,161	$256,872	8%

*
Rounds to less than 1%.

(1)
Same store amounts include the results of dealerships for the identical months for each period presented in the comparison, commencing with the first full month in which the dealership was owned by us.

        Revenues of $3.6 billion for the nine months ended September 30, 2003, represented a $256.9 million or 8% increase over the nine months ended September 30, 2002. Same store revenue grew $129.7 million or 4%, with the remainder derived from acquisitions. On a same store basis, new retail units were down 1%. However, same store new vehicle retail revenues were up 5% reflecting an increase in our average selling price driven by our strong luxury and mid-line import sales mix. Used retail vehicle unit sales were unchanged compared to the same period of the prior year, as new vehicle incentives continued to adversely affect used vehicle sales. With ongoing focus on fixed operations and platform F&I, we achieved 6% and 10% same store growth, respectively, as we continue to benefit from the sharing of best practices between our platforms in these areas.

  Gross Profit

(In thousands, except for unit and per vehicle data)

	For the Nine Months Ended September 30,
			Increase (Decrease)	% Change
	2003	2002
New Vehicle Data:
Retail gross profit—same store(1)	$154,121	$163,325	$(9,204)	(6)%
Retail gross profit—acquisitions	5,282	20

Total new retail gross profit	159,403	163,345	(3,942)	(2)%
Fleet gross profit—same store(1)	877	980	(103)	(11)%
Fleet gross profit—acquisitions	(2)	—

Total new fleet gross profit	875	980	(105)	(11)%

New vehicle gross profit, as reported	$160,278	$164,325	$(4,047)	(2)%

New retail units—same store(1)	72,638	73,060	(422)	(1)%
New retail units—actual	75,141	73,072	2,069	3%
Used Vehicle Data:
Retail gross profit—same store(1)	$80,996	$82,771	$(1,775)	(2)%
Retail gross profit—acquisitions	2,549	32

Total used retail gross profit	83,545	82,803	742	1%
Wholesale gross profit—same store(1)	(632)	(1,950)	1,318	68%
Wholesale gross profit—acquisitions	(71)	1

Total wholesale gross profit	(703)	(1,949)	1,246	64%

Used vehicle gross profit, as reported	$82,842	$80,854	$1,988	2%

Used retail units—same store(1)	44,616	44,463	153	*
Used retail units—actual	46,145	44,479	1,666	4%
Parts, Service and Collision Repair:
Gross profit—same store(1)	$208,570	$196,888	$11,682	6%
Gross profit—acquisitions	9,349	57

Parts, service and collision repair gross profit, as reported	$217,919	$196,945	$20,974	11%

Finance and Insurance:
Platform gross profit—same store(1)	$96,385	$87,701	$8,684	10%
Gross profit—corporate	1,300	—
Gross profit—acquisitions	2,812	20

Finance and insurance gross profit, as reported	$100,497	$87,721	$12,776	15%

Platform gross profit PVR—same store(1)	$822	$746	$76	10%
Platform gross profit PVR—actual	$818	$746	$72	10%
Gross profit PVR—actual	$829	$746	$83	11%
Total Gross Profit:
Gross profit—same store(1)	$540,317	$529,715	$10,602	2%
Gross profit—corporate	1,300	—
Gross profit—acquisitions	19,919	130

Total gross profit, as reported	$561,536	$529,845	$31,691	6%

*
Rounds to less than 1%.

(1)
Same store amounts include the results of dealerships for the identical months for each period presented in the comparison, commencing with the first full month in which the dealership was owned by us.

        Gross profit for the nine months ended September 30, 2003, increased $31.7 million or 6% over the same period ended September 30, 2002. Same store gross profit increased 2% year over year driven by significant growth in finance and insurance and fixed operations, of 10% and 6%, respectively. Same store finance and insurance platform gross profit PVR increased 10%. We believe that finance and insurance platform gross profit provides a more accurate measure of our finance and insurance performance than finance and insurance PVR, as it excludes revenue resulting from corporate negotiated contracts, which is not attributable to retail units sold. These increases were offset by same store decreases in gross profit for new and used vehicles.

  Operating Expenses

        SG&A expenses for the nine months ended September 30, 2003 were $437.4 million, up 8.5% from $403.3 million for the nine months ended September 30, 2002. The majority of the increase was due to expense deterioration in several platforms in the first quarter and the severance, relocation and hiring costs discussed above. We experienced significant improvement in the second and third quarter with our successful expense reduction initiatives.

  Depreciation and Amortization

        Depreciation and amortization expense increased approximately $0.7 million to $15.0 million for the nine months ended September 30, 2003, as compared to the same period in 2002. This increase is primarily related to acquisitions.

  Other Income (Expense)

        Floor plan interest expense increased 9.2% to $14.3 million for the nine months ended September 30, 2003. This increase was due to higher average inventory levels during the first nine months of 2003 as compared to the corresponding period in 2002. The increase in non-floor plan interest expense of $1.3 million from the same period of the prior year was principally attributable to the higher interest rate on our Senior Subordinated Notes issued in June 2002.

  Income Tax Provision

        Income tax expense was $25.3 million for the nine months ended September 30, 2003 compared to $34.3 million for the nine-month period ended September 30, 2002. Our effective tax rate for the nine months ended September 30, 2003, was 39% compared to 39.9% for the prior year period. As we operate nationally, our effective tax rate is dependent upon our geographic revenue mix. We evaluate our effective tax rate periodically based on our revenue sources. We will continue to evaluate our effective tax rate in the future, and expect that our annual effective tax rate will fluctuate between 38% and 39%.

        For the time period from January 1, 2002 through the date of our IPO, we were structured as a limited liability company and only provided a tax provision in accordance with SFAS No. 109 for the nine "C" corporations that we owned directly or indirectly during that period. Effective with our IPO, which closed March 19, 2002, we converted to a corporation and became subject to federal, state and local income taxes. During the nine months ended September 30, 2002, we recorded, in accordance with SFAS No. 109, a one-time non-recurring charge of $11.6 million related to the establishment of a net deferred tax liability, in connection with our conversion. This liability represented the difference between the financial statement and tax basis of our assets and liabilities at the conversion date.

  Discontinued Operations

        During the first nine months of 2003, we completed the sale of five "full service" dealerships, closed six "Thomason Select" used-only lots in Oregon and closed our four Price 1 pilot program used vehicle stores. As of September 30, 2003, we were actively pursuing the sale of three full service dealerships, one of which was closed subsequent to the end of the quarter. The $3.9 million loss from discontinued operations includes the operating losses of the dealerships mentioned above offset by a net gain on the sales of the stores sold in the first nine months of the year. The loss from discontinued operations for the nine months ended September 30, 2002 was $4.3 million, which included the results of operations of the dealerships mentioned above and the operating losses and net loss on the sale of four dealerships, and related real estate assets, sold during the first nine months of 2002.

Cash Flow

  Operating Activities

        Net cash provided by operating activities totaled $68.1 million for the nine months ended September 30, 2003 consisting of net income of $35.6 million, non-cash items of $23.1 million (primarily depreciation and amortization), and a $9.4 million net increase in operating assets and liabilities. Operating assets in the aggregate increased due to an increase in accrued liabilities primarily driven by the timing of interest payments on our 9% Senior Subordinated Notes due 2012 and improved collections of contracts in transit, partially offset by increases in accounts receivable due to normal seasonality.

        Net cash provided by operating activities totaled $69.9 million for the nine months ended September 30, 2002 consisting of net income of $32.6 million, non-cash items of $36.5 million (primarily depreciation and amortization and deferred income taxes) and a $0.8 million net increase in operating assets and liabilities. This net increase was primarily the result of a reduction in contracts in transit and inventory and increased accounts payable and accrued liabilities, offset by increased payments on floor plan borrowings and increased accounts receivable.

  Investing Activities

        Net cash used in investing activities for the nine months ended September 30, 2003 was $99.0 million, as capital expenditures of $33.4 million, dealership acquisitions of $72.4 million and the net issuance of finance contracts of $2.8 million was offset by the maturity of restricted marketable securities of $1.8 million and proceeds from the sale of discontinued operations of $7.8 million.

        Net cash used in investing activities for the nine months ended September 30, 2002 was $45.7 million, as capital expenditures of $38.1 million and dealership acquisitions of $14.6 million were offset by the maturity of restricted marketable securities of $1.8 million, proceeds from the sale of discontinued operations of $4.8 million and proceeds from the sale of fixed assets of $1.4 million.

  Financing Activities

        Net cash provided by financing activities for the nine months ended September 30, 2003 was $57.2 million, as proceeds from borrowings of $100.7 million offset debt repayments of $32.3 million, distributions to members in the first quarter of $3.0 million (our final limited liability company distribution to our members) and the repurchase of treasury stock of $8.4 million.

        Net cash used in financing activities for the nine months ended September 30, 2002 was $33.1 million as proceeds from our initial public offering of $65.4 million and the net proceeds from borrowings of $264.8 million (mainly the issuance of our 9% Senior Subordinated Notes due 2012), were offset by repayments of debt of $352.4 million (as we were required under our Committed Credit Facility to use the majority of IPO proceeds and all subordinated debt proceeds to repay existing debt), and distributions to members of $11.7 million.

Sale/Leaseback Transactions

        During the nine months ended September 30, 2003, we sold, in connection with six sale/leaseback agreements, certain land and building assets for approximately $23 million. Under the terms of these agreements, we have committed to leaseback the properties from the purchaser for periods ranging from 15 to 22 years. Under one of these sale/leaseback agreements, we sold land to the president of one of our platforms, who is also a member of our Board of Directors. The sale price of the land of approximately $0.8 million was equal to the purchase price paid for the land in January 2003. We believe that this transaction was comparable to terms that would be obtained from an unaffiliated third party. We are accounting for these transactions as operating leases.

        In addition to the sale/leaseback agreements discussed above, in connection with the construction and future sale/leaseback of dealership facilities, we have entered into agreements to sell additional land to an unaffiliated third party in the future. Under these agreements, the purchaser of the properties advanced funds equal to the book value of the land currently owned by us, and advances the cost of construction for the dealership facilities based on costs incurred to date. We capitalized the cost of the land and continue to capitalize the cost of construction included in Assets Held for Sale on the accompanying balance sheet and record a corresponding liability equal to the amount of the advanced funds included in Liabilities Associated with Assets Held for Sale on the accompanying balance sheet. In addition, we capitalize the rent paid to the third party, under the terms of the agreements, during the construction period. Upon completion of construction, we will enter into sale/leaseback agreements with this third party and transfer the ownership of the land and building assets, satisfying the related obligations.

Acquisitions

        For the nine months ended September 30, 2003, we made four acquisitions (ten franchises) for approximately $72.4 million in cash, which were funded under our Committed Credit Facility. The purchase price was allocated to the underlying assets and liabilities based upon their estimated fair values. The resulting preliminary estimate of goodwill and intangibles assets from these transactions was approximately $64.5 million. The results of operations for these acquisitions are included in our consolidated results from the dates of acquisition.

        The seller of one of the dealerships was the president of one of our platforms. We believe that this transaction involves terms that would be comparable to terms that would be obtained from an unaffiliated third party.

Capital Expenditure Financing

        During the first nine months of 2003 and 2002, $7.2 million and $5.6 million, respectively, of our capital expenditures were funded through collateralized borrowings.

Year Ended December 31, 2002, Compared to Year Ended December 31, 2001

        Net income for the year ended December 31, 2002, was $38.1 million, or $1.15 per share basic and diluted. Tax affected pro forma net income for the year ended December 31, 2002 was $44.3 million or $1.34 per share basic and diluted. These pro forma results (i) exclude a non-recurring charge of $11.6 million related to the establishment of a net deferred tax liability associated with our conversion to a corporation and (ii) include a pro forma tax charge of $5.3 million as if we were a corporation for the entire period. Tax affected pro forma net income for the year ended December 31, 2002, excluding the after tax losses from discontinued operations of $6.2 million, was $50.6 million, or $1.53 per share basic and diluted, assuming the 4,500,000 newly issued shares offered in the IPO on March 14, 2002 were offered on January 1, 2002.

        Income from continuing operations before income taxes and minority interest totaled $83.5 million for the year ended December 31, 2002, up 47.7% over the same period in 2001 after adjusting for the elimination of goodwill amortization as required by SFAS No. 142 "Goodwill and Other Intangible Assets." SFAS No. 142 required companies to stop amortizing goodwill beginning January 1, 2002. The increase can be primarily attributed to higher retail volumes combined with increased margins on new and used vehicles, the continued strength of both our parts, service and collision repair and finance and insurance businesses, and the impact of lower interest rates on floor plan and non-floor plan financing. Included in discontinued operations for the year ended December 31, 2002, was a pre-tax loss of $7.3 million from our Price 1 Auto Stores. Price 1 consisted of four stores in Houston, Texas that sold used vehicles and related finance and insurance products at facilities located on Wal-Mart parking lots. The Price 1 pilot program was terminated in the third quarter of 2003. Tax affected pro forma net income and per share amounts have not been provided for the prior year, as we believe that such comparisons with the current year would not be meaningful due to changes in our tax status.

  Revenues

(dollars in thousands)

	For the Years Ended
			Increase (Decrease)	% Change
	12/31/02	12/31/01
New Vehicle Data:
Retail revenues—same store(1)	$2,474,755	$2,433,956	$40,799	2%
Retail revenues—acquisitions	126,732	—
Retail revenues—divestitures(2)	—	8,521

Total new retail revenues	2,601,487	2,442,477	159,010	7%
Fleet revenues—same store(1)	33,998	37,725	(3,727)	(10% )
Fleet revenues—acquisitions	9,313	—

Total new fleet revenues	43,311	37,725	5,586	15%

New vehicle revenue, as reported	$2,644,798	$2,480,202	$164,596	7%

Retail units—same store(1)	90,787	92,780	(1,993)	(2% )
Retail units—actual	95,197	93,195	2,002	2%
Used Vehicle Data:
Retail revenues—same store(1)	$814,740	$861,226	$(46,486)	(5% )
Retail revenues—acquisitions	74,840	—
Retail revenues—divestitures(2)	—	3,099

Total used retail revenues	889,580	864,325	25,255	3%
Wholesale revenues—same store(1)	241,927	237,771	4,156	2%
Wholesale revenues—acquisitions	26,637	—
Wholesale revenues—divestitures(2)	—	826

Total used retail revenues	268,564	238,597	29,967	13%

Used vehicle revenue, as reported	$1,158,144	$1,102,922	$55,222	5%

Retail units—same store(1)	53,086	58,396	(5,310)	(9% )
Retail units—actual	58,076	58,612	(536)	(1% )
Parts, Service and Collision Repair:
Revenues—same store(1)	$475,527	$465,730	$9,797	2%
Revenues—acquisitions	23,273	—
Revenues—divestitures(2)	—	2,009

Parts, service and collision repair revenue, as reported	$498,800	$467,739	$31,061	7%

Finance and Insurance:
Revenues—same store(1)	$109,789	$102,011	$7,778	8%
Revenues—acquisitions	5,370	—
Revenues—divestitures(2)	—	168

Finance and insurance revenue, as reported	$115,159	$102,179	$12,980	13%

Total Revenue:
Same store(1)	$4,150,736	$4,138,419	$12,317	0%
Acquisitions	266,165	—
Divestitures(2)	—	14,623

Total revenue, as reported	$4,416,901	$4,153,042	$263,859	6%

(1)
Same store amounts include the results of dealerships for the identical months for each period presented in the comparison, commencing with the first full month in which the dealership was owned by us.

(2)
The results of operations of divestitures made in fiscal year 2001 are included in the "as reported" numbers for 2001 for the period through the date of disposal. The results of operations of divestitures made in fiscal year 2002 are accounted for under SFAS No. 144 as "discontinued operations" and accordingly are not included in 2001 or 2002 sales or gross profit amounts for "same store" or "as reported."

        Revenues for the year ended December 31, 2002, increased $263.9 million, or 6%, over the same period last year, to $4.4 billion. Same store revenue growth accounted for $12.3 million of the increase with the remainder made up of acquisitions, net of 2001 divestitures. While same store new retail units were down 2%, related revenues were up 2% driven by a shift to higher priced vehicles such as SUVs, light trucks and minivans. Used retail units were down 9% on a same store basis, as new vehicle incentives continued to attract higher-end used car buyers, contributing to an overall weak used car market. We were able to partially make up for the unit decrease by shifting our mix to higher priced certified used vehicles, light trucks and SUVs, resulting in a 5% decline in same store used retail revenues period over period. Fixed operations revenues were up 2% on a same store basis, primarily from successful customer retention and new service product offerings. Same store finance and insurance revenues were up 8% and platform gross profit PVR increased 13% on a same store basis, principally due to the continued focus on menu selling, the maturing of our preferred product provider programs and the introduction of new products.

  Gross Profit

(dollars in thousands, except for per vehicle data)

	For the Years Ended
			Increase (Decrease)	% Change
	12/31/02	12/31/01
New Vehicle Data:
Retail gross profit—same store(1)	$202,444	$201,016	$1,428	1%
Retail gross profit—acquisitions	10,434	—
Retail gross profit—divestitures(2)	—	540

Total new retail gross profit	212,878	201,556	11,322	6%
Fleet gross profit—same store(1)	1,213	2,171	(958)	(44% )
Fleet gross profit—acquisitions	212	—

Total fleet gross profit	1,425	2,171	(746)	(34% )

New vehicle gross profit, as reported	$214,303	$203,727	$10,576	5%

Retail units—same store(1)	90,787	92,780	(1,993)	(2% )
Retail units—actual	95,197	93,195	2,002	2%
Used Vehicle Data:
Retail gross profit—same store(1)	$99,228	$100,706	$(1,478)	(1% )
Retail gross profit—acquisitions	8,053	—
Retail gross profit—divestitures(2)	—	332

Total used retail gross profit	107,281	101,038	6,243	6%
Wholesale gross profit—same store(1)	(2,260)	(3,179)	919	(29% )
Wholesale gross profit—acquisitions	(567)	—
Wholesale gross profit—divestitures(2)	—	(107)

Total used retail gross profit	(2,827)	(3,286)	459	(14% )

Used vehicle gross profit, as reported	$104,454	$97,752	$6,702	7%

Retail units—same store(1)	53,086	58,396	(5,310)	(9% )
Retail units—actual	58,076	58,612	(536)	(1% )
Parts, Service and Collision Repair:
Gross profit—same store(1)	$249,665	$241,402	$8,263	3%
Gross profit—acquisitions	14,307	—
Gross profit—divestitures(2)	—	871

Parts, service and collision repair gross profit, as reported	$263,972	$242,273	$21,699	9%

Finance and Insurance:
Gross profit—same store(1)	$109,789	$102,011	$7,778	8%
Gross profit—acquisitions	5,370	—
Gross profit—divestitures(2)	—	168

Finance and insurance gross profit, as reported	$115,159	$102,179	$12,980	13%

Platform gross profit PVR—same store(1)	$763	$675	$88	13%
Platform gross profit PVR—actual	$751	$673	$78	12%
Total Gross Profit:
Same store(1)	$660,079	$644,127	$15,952	2%
Acquisitions	37,809	—
Divestitures(2)	—	1,804

Total gross profit, as reported	$697,888	$645,931	$51,957	8%

(1)
Same store amounts include the results of dealerships for the identical months for each period presented in the comparison, commencing with the first full month in which the dealership was owned by us.

(2)
The results of operations of divestitures made in fiscal year 2001 are included in the "as reported" numbers for 2001 for the period through the date of disposal. The results of operations of divestitures made in fiscal year 2002 are accounted for under SFAS No. 144 as "discontinued operations" and accordingly are not included in 2001 or 2002 sales or gross profit amounts for "same store" or "as reported."

        Gross profit for the year ended December 31, 2002, was $697.9 million, up $52.0 million, or 8%, over the same period last year. Same store gross profit growth accounted for $16.0 million of the increase, with the remainder made up of acquisitions, net of 2001 divestitures. We achieved significant same store growth in both fixed operations and finance and insurance which was slightly offset by weaker used vehicle retail gross profit performance caused by diminished volumes.

  Selling, General and Administrative Expenses

        Selling, general and administrative expenses for the year ended December 31, 2002, increased $39.5 million, or 8%, over the year ended December 31, 2001. Increased variable compensation related to higher gross profit, incremental expense flow through from acquisitions, increased insurance costs of $5.5 million, expenses of $5.6 million related to the Price 1 Auto Stores and a $1.0 million charge for the re-audit of our prior year financial statements all contributed to the overall increase in SG&A. As a result, SG&A expenses as a percentage of revenues increased 20 basis points to 12.2% for the year ended December 31, 2002, compared to the same period in 2001.

  Depreciation and Amortization

        Depreciation and amortization expense decreased $8.6 million for the year ended December 31, 2002, as compared to the same period in 2001. The decrease is primarily the result of the adoption of SFAS No. 142 "Goodwill and Other Intangible Assets," which requires that goodwill and other indefinite life intangibles no longer be amortized beginning on January 1, 2002.

  Other Income (Expense)

        Floor plan interest expense decreased to $17.9 million for the year ended December 31, 2002, compared with $26.1 million for the year ended December 31, 2001. This decline was primarily due to lower interest rates. Non-floor plan interest expense decreased by $6.1 million from the prior year, as interest expense on our Committed Credit Facility was reduced by debt repayments resulting from the use of proceeds from our IPO in March 2002 and the implementation of a consolidated cash management system in the third quarter of 2002, more than offset the incremental interest expense of our 9% Senior Subordinated Notes due 2012 issued in June 2002. Net losses from unconsolidated affiliates for the year ended December 31, 2001, were related to our share of losses in an automotive finance company and the write-off of an equity investment. The $100,000 loss for the year ended December 31, 2002, represents the write-off of the remaining investment in that finance company. Other income (expense) typically represents third party rental and sublease income on certain of our real estate properties. Such amounts were offset in 2002 by charges of $574,000 related to certain non-operating expenses associated with our IPO and $604,000 related to two loan guarantees, while 2001 included a gain on an interest rate swap transaction of $375,000.

  Income Tax Provision

        During the year ended December 31, 2002, we recorded, in accordance with SFAS No. 109, a one-time non-recurring charge of $11.6 million related to the establishment of a net deferred tax liability in connection with our conversion from a limited liability company to a corporation. This liability represented the difference between the financial statement and tax basis of our assets and liabilities at the conversion date. Our pro forma tax rate for 2002 was 39.8%. During the year ended December 31, 2001, we were structured as a limited liability company and only provided a tax provision in accordance with SFAS No. 109 on the "C" corporations that we owned directly or indirectly during that period.

  Discontinued Operations

        The $6.2 million loss from discontinued operations for the year ended December 31, 2002, reflects the combined net operating losses of dealerships sold during the period beginning January 1, 2002 through September 30, 2003, or pending sale as of September 30, 2003, plus the approximately $1.5 million loss on disposal of dealerships sold in 2002.

Cash Flow

  Operating Activities

        Cash flow from operations totaled $68.0 million for the year ended December 31, 2002, as net income of $38.1 million plus non-cash items of $46.0 million (primarily depreciation and amortization and deferred income taxes) were offset by a $16.1 million use of cash from the net change in operating assets and liabilities. This change is the result of higher floor plan notes payable caused by higher inventories due to a decline in sales in the fourth quarter 2002, increased accounts payable and accrued liabilities due to the timing of payments, increased net receivables (including contracts-in-transit) resulting from the timing of receipt from manufacturers and customers, and a reduction in other net operating assets and liabilities.

        Cash flow from operations totaled $96.5 million for the year ended December 31, 2001, consisting of net income of $44.2 million, non-cash items of $40.1 million (primarily depreciation and amortization and net losses from unconsolidated affiliates) and a $12.2 million source of cash from the net change in operating assets and liabilities. This net increase is due to reduced inventories resulting from strong fourth quarter 2001 sales offset by related decreases in floor plan notes payable, increased accounts payable and accrued liabilities due to the timing of payments, increased net receivables (including contracts-in-transit) resulting from the timing of receipts from manufacturers and increased customer sales at the end of 2001, and a reduction in other net operating assets and liabilities.

  Investing Activities

        Net cash flow used in investing activities for the year ended December 31, 2002, was $71.4 million, as spending for capital expenditures of $57.5 million and the acquisition of six dealerships for $20.5 million were offset by proceeds from the dispositions of four franchises for $5.2 million and other investing activities.

        Net cash flow used in investing activities for the year ended December 31, 2001, was $98.3 million, as spending for capital expenditures of $50.0 million, the acquisition of seven dealerships for $50.2 million and an equity investment of $1.2 million were offset by proceeds from other investing activities.

  Financing Activities

        Net cash flow used in financing activities for the year ended December 31, 2002, was $34.5 million, as net proceeds from our IPO, proceeds from our 9% Senior Subordinated Notes due 2012 and borrowings on our Committed Credit Facility for acquisition financing of $386.5 million offset a net reduction in borrowings of $396.2 million, distributions to members, payment of debt issuance costs related to our 9% Senior Subordinated Notes due 2012 and the repurchase of our common stock.

        Net cash flow from financing activities for the year ended December 31, 2001, was $15.0 million, as net proceeds from borrowings, including the refinancing our Committed Credit Facility of $399.7 million, were offset by a net reduction in borrowings of $343.4 million, distributions to members, payment of debt issuance costs related to Committed Credit Facility refinancing and the repurchase of members' interest.

Liquidity and Capital Resources

        We require cash to fund working capital needs, finance acquisitions of new dealerships and fund capital expenditures. These requirements are met principally from cash flow from operations, borrowings under the Committed Credit Facility and the Floor Plan Facilities (as defined below), mortgage notes and proceeds from sale/leaseback transactions. As of September 30, 2003 we had cash and cash equivalents of $48.8 million.

  Credit Facilities

        On January 17, 2001, we entered into a committed credit facility with Ford Motor Credit Company, General Motors Acceptance Corporation and DaimlerChrysler Services North America, LLC (the "Lenders") with total availability of $550 million. The committed credit facility is used for acquisition financing, working capital and cash management purposes. On June 6, 2003, we signed the First Amended and Restated Credit Agreement (the "ARCA"), retaining all the essential provisions of our original committed credit facility, but reducing the availability for borrowings to $450 million and increasing our working capital borrowing capacity from $25 million to $75 million. Our decision to amend the existing committed credit facility was driven by our desire to reduce the commitment fee paid to the Lenders, which is based on the unused portion of the facility, and to extend the facility by one year through January 2006. All borrowings under the ARCA and our original committed credit facility (collectively the "Committed Credit Facility") bear interest at variable rates based on one-month LIBOR plus a specified percentage that is dependent upon our adjusted debt level as of the end of each quarter. The weighted average annualized interest rate, including the $12.5 million of fees incurred in origination of our Committed Credit Facility, which are being amortized over the original term of the facility, ending in January 2004 amortization of loan acquisition costs, was 10.8% for the nine-month period ended September 30, 2003. As of September 30, 2003, the interest rate on borrowings under our Committed Credit Facility was 3.9%.

        During the third quarter of 2002, we obtained consent from the Lenders for a cash management sublimit of $75 million under our Committed Credit Facility. The cash management sublimit allows us to repay up to $75 million of debt outstanding under our Committed Credit Facility by applying cash that has been centrally collected by our cash management system. The net amount repaid under the cash management sublimit may be reborrowed by us on short-term notice for general corporate purposes. At September 30, 2003 we had repaid $18 million under the cash management sublimit. Subsequent to September 30, 2003, we repaid an additional $57 million under the cash management sublimit.

        The Committed Credit Facility requires a guarantee from each of our direct and indirect subsidiaries and imposes a blanket lien upon all our assets and the assets of such subsidiaries, and contains covenants that, among other things, place significant restrictions on our ability to incur additional debt, encumber our property and other assets, repay other debt, dispose of assets, invest capital and permit our subsidiaries to issue equity securities. The Committed Credit Facility also imposes mandatory minimum requirements with regard to the terms of transactions to acquire prospective targets, before we can borrow funds under the facility to finance the transactions. The terms of the Committed Credit Facility require us on an ongoing basis to meet certain financial ratios, including a current ratio, as defined in our Committed Credit Facility, of at least 1.2 to 1, a fixed charge coverage ratio, as defined in our Committed Credit Facility, of no less than 1.2 to 1, and a leverage ratio, as defined in our Committed Credit Facility, of no greater than 4.4 to 1. A breach of these covenants or any other of the covenants in the facility would be cause for acceleration of repayment and termination of the facility by the Lenders.

        The Committed Credit Facility requires us to apply 80% of the net proceeds of equity offerings and 100% of the net proceeds of debt offerings to outstanding indebtedness under the Committed

Credit Facility. We pay annually in arrears a commitment fee for the Committed Credit Facility of 0.35% of the undrawn amount available to us. The Committed Credit Facility provides for an indefinite series of one-year extensions at our request, if approved by the Lenders at their sole discretion. Conversely, we can terminate the Committed Credit Facility by repaying all of the outstanding balances under the facility and the related uncommitted floor plan lines plus a termination fee. The termination fee, currently equal to 2% of the amount outstanding under the Committed Credit Facility, declines to one percent of the amount outstanding under the Committed Credit Facility as of January 17, 2004 and to zero percent as of January 17, 2005. As of December 31, 2003, approximately $250 million was available under the Committed Credit Facility.

        During January 2003, we reported to the Lenders that we did not meet our fixed charge coverage ratio requirement as of December 31, 2002. The Lenders subsequently waived this fixed charge coverage ratio default by letter dated February 2, 2003. Non-financed capital expenditures are deducted from the numerator of our fixed charge coverage covenant calculation. The fixed charge coverage ratio default would therefore not have occurred had we obtained financing for two large self-funded real estate projects by the end of 2002.

        During the first quarter of 2003, we obtained financing for both properties and at March 31, 2003, we were in compliance with this covenant. Currently, we are in full compliance with all of our financial covenants as required under our various financing arrangements.

        The Committed Credit Facility also contains provisions for default upon, among other things, a change of control, a material adverse change, the nonpayment of obligations and a default under other agreements. As of the date of this prospectus, we were in compliance with all covenants of the Committed Credit Facility. The terms of the Committed Credit Facility provide that a default under the Floor Plan Facilities described below, among other obligations, constitutes a default under the Committed Credit Facility.

  Floor Plan Financing

        We finance substantially all of our new vehicle inventory and a portion of our used vehicle inventory under the floor plan financing credit facilities (the "Floor Plan Facilities"). The Floor Plan Facilities provide used vehicle financing up to a fixed percentage of the value of each financed used vehicle. In connection with the ARCA, total availability under our Floor Plan Facilities was reduced from $750.0 million to $695.0 million, which is distributed among the Lenders as follows:

Ford Motor Credit Company	$275.0 million
Chrysler Financial Company L.L.C.	$315.0 million
General Motors Acceptance Corporation	$105.0 million

Total Floor Plan Lines	$695.0 million

        In addition, we have total availability of $32.2 million as of September 30, 2003, under ancillary floor plan facilities with Comerica Bank and Navistar Financial for our heavy trucks business within our Atlanta platform.

        We finance substantially all of our new vehicle inventory and a portion of our used vehicle inventory under the Floor Plan Facilities. We are required to make monthly interest payments on the amount financed, but are not required to repay the principal prior to the sale of the vehicle. The Floor Plan Facilities also provide used vehicle financing up to a fixed percentage of the value of each financed used vehicle. The Floor Plan Facilities require a guarantee from each of our intermediate subsidiaries and participating subsidiary dealers and place a blanket lien on all of our assets and the assets of such subsidiaries, including a security interest in the financed vehicles as well as the related sales proceeds. Amounts financed under the Floor Plan Facilities bear interest at variable rates, which are typically tied to LIBOR or the prime rate. The weighted average annualized interest rate on our floor plan facilities was 3.5% during the nine-month period ended September 30, 2003. As of September 30, 2003, we had $488.5 million outstanding under our Floor Plan Facilities. The terms of certain floor plan arrangements impose upon us and our subsidiaries ongoing covenants including financial ratio requirements.

  Mortgage Notes

        As of September 30, 2003, we had outstanding 21 real estate mortgages at six platforms with principal balances totaling $116.1 million. The mortgage notes bear interest at fixed and variable rates (the weighted average interest rate was 4.6% during the nine months ended September 30, 2003). These obligations are secured by the related property, plant and equipment and mature between 2003 and 2015. Under the terms of our Committed Credit Facility, no guarantees from us or any of our subsidiaries are allowed in support of our mortgage notes; however, certain indebtedness which was in place prior to the Committed Credit Facility is subject to certain guarantees. Our Lenders have taken a second mortgage position behind the respective first lien holder on all of our financed real estate except for one property. The terms of certain mortgage debt require our subsidiaries to comply with specific financial ratio requirements and other ongoing covenants.

  9% Senior Subordinated Notes due 2012

        On June 5, 2002, we issued our 9% Senior Subordinated Notes due 2012 in the aggregate principal amount of $250.0 million, receiving net proceeds of $241.5 million. The costs related to the issuance of our 9% Senior Subordinated Notes due 2012 were capitalized and are being amortized to interest expense over the term of these notes. The net proceeds from the 9% Senior Subordinated Notes due 2012 issuance were utilized to repay certain indebtedness under our Committed Credit Facility. We pay interest on these notes on June 15 and December 15 of each year until maturity on June 15, 2012. At any time on or after June 15, 2007, we may, at our option, choose to redeem all or a portion of these notes at a redemption price that begins at 104.5% of the aggregate principal amount of these notes and reduces in each calendar year by 1.5% until the price reaches 100% of the aggregate principal amount in 2010 and thereafter. On or before June 15, 2005, we may, at our option, use the net proceeds of one or more equity offerings to redeem up to 35% of the aggregate principal amount of these notes at a redemption price equal to 109% of their principal amount plus accrued and unpaid interest thereon. At any time before June 15, 2007, we may, at our own option, choose to redeem all or a portion of these notes at a price equal to 100% of their principal amount plus the make-whole premium set forth in the indenture governing our 9% Senior Subordinated Notes due 2012.

        Our 9% Senior Subordinated Notes due 2012 are guaranteed by substantially all of our current subsidiaries and all of our future domestic restricted subsidiaries that have outstanding, incur or guarantee any other indebtedness. Our 9% Senior Subordinated Notes due 2012 and the subsidiary guarantees rank behind all of our and the subsidiary guarantors' current and future indebtedness, other than trade payables, except any future indebtedness that expressly provides that it ranks equally with, or is subordinated in right of payment to, our 9% Senior Subordinated Notes due 2012 and subsidiary guarantees. Our 9% Senior Subordinated Notes due 2012 rank equally with all of our and our subsidiary guarantors' existing and future senior subordinated indebtedness, including our 8% Senior Subordinated Notes due 2014 and our subsidiaries' guarantees thereof, except for guarantees of such notes by our present and future Toyota and Lexus dealership subsidiaries, which guarantee our 9% Senior Subordinated Notes due 2012, but do not and will not be required to guarantee our 8% Senior Subordinated Notes due 2014, except under certain circumstances.

The terms of our 9% Senior Subordinated Notes due 2012 restrict our ability to, among other things, incur additional indebtedness and sell assets.

  8% Senior Subordinated Notes due 2014

        On December 23, 2003, we issued our 8% Senior Subordinated Notes due 2014 in the aggregate principal amount of $200.0 million, receiving net proceeds of $193.3 million. The costs related to the issuance of our 8% Senior Subordinated Notes due 2014 were capitalized and are being amortized to interest expense over the term of these notes. The net proceeds from our 8% Senior Subordinated Notes due 2014 issuance were utilized to repay certain indebtedness under our Committed Credit Facility. We pay interest on these notes on March 15 and September 15 of each year until maturity on March 15, 2014. At any time on or after March 15, 2009, we may, at our option, choose to redeem all or a portion of these notes at a redemption price that begins at 104.0% of the aggregate principal amount of these notes and reduces in each calendar year by approximately 1.333% until the price reaches 100% of the aggregate principal amount in 2012 and thereafter. On or before March 15, 2007, we may, at our option, use the net proceeds of one or more equity offerings to redeem up to 35% of the aggregate principal amount of these notes at a redemption price equal to 108% of their principal amount plus accrued and unpaid interest thereon. At any time before March 15, 2009, we may, at our own option, choose to redeem all or a portion of these notes at a price equal to 100% of their principal amount plus the make-whole premium set forth in the indenture governing our 8% Senior Subordinated Notes due 2014.

        Our 8% Senior Subordinated Notes due 2014 are guaranteed by all of our current subsidiaries (other than our current Toyota and Lexus dealership subsidiaries) and all of our future domestic restricted subsidiaries (other than our future Toyota and Lexus dealership subsidiaries) that have outstanding, incur or guarantee any other indebtedness. Our current Toyota and Lexus dealership subsidiaries do not guarantee these notes and our future Toyota and Lexus subsidiaries will not be required to guarantee these notes, except in certain circumstances. Our 8% Senior Subordinated Notes due 2014 and the subsidiary guarantees rank behind all of our and the subsidiary guarantors' current and future indebtedness, other than trade payables, except any future indebtedness that expressly provides that it ranks equally with, or is subordinated in right of payment to, our 8% Senior Subordinated Notes due 2014 and subsidiary guarantees. Our 8% Senior Subordinated Notes due 2014 rank equally with all of our and our subsidiary guarantors' existing and future senior subordinated indebtedness, including our 9% Senior Subordinated Notes due 2012 and our subsidiaries' guarantees thereof, except for guarantees of our 9% Senior Subordinated Notes due 2012 by our present and future Toyota and Lexus dealership subsidiaries, which do not and will not be required to guarantee the notes, except under certain circumstances. Our 8% Senior Subordinated Notes due 2014 are effectively junior to all existing and future indebtedness and liabilities of our current and future Toyota and Lexus dealership subsidiaries. The terms of our 8% Senior Subordinated Notes due 2014 restrict our ability to, among other things, incur additional indebtedness and sell assets.

  Guarantees

        We have guaranteed two loans made by financial institutions, one directly to a former platform executive, and another indirectly to a non-consolidated entity controlled by a current platform executive, which totaled approximately $4.6 million at September 30, 2003.

  Capital Expenditures

        Capital spending, other than for acquisitions, and net of proceeds from and advances associated with sale/leaseback transactions, is expected to total approximately $44 million for the year ending December 31, 2003 and will be primarily related to operational improvements and manufacturer-required spending to upgrade existing dealership facilities.

  Stock Repurchase

        Pursuant to the indenture governing our 9% Senior Subordinated Notes due 2012, we are permitted to repurchase shares under the following restrictions: (i) up to $15 million under a "Restricted Payments" building basket, plus (ii) up to $2 million per fiscal year under our "Stock Repurchase" basket. The Restricted Payments building basket equals the greater of $15 million, or 50% of our consolidated net income beginning on April 1, 2002 (less the cumulative amount of any Restricted Payments made using the Restricted Payments building basket since the inception of our 9% Senior Subordinated Notes due 2012). Pursuant to the indenture governing our 8% Senior Subordinated Notes due 2014, we are permitted to repurchase shares under the following restrictions: (i) up to $15 million under a Restricted Payments building basket, plus (ii) up to $2.0 million per fiscal year under our Stock Repurchase basket. The Restricted Payments building basket equals the greater of $15 million, or 50% of our consolidated net income beginning on October 1, 2003 (less the cummulative amount of any Restricted Payments made using the Restricted Payments building basket since the inception of our 9% Senior Subordinated Notes due 2012, until such notes are redeemed or retired.) During 2002, we repurchased 772,824 shares of our common stock for an aggregate price of $6.6 million. During 2003, we repurchased an additional 817,189 shares for an aggregate purchase price of $8.4 million.

  Off Balance Sheet Transactions

        We had no off balance sheet transactions during the years presented other than those discussed in "—Guarantees" above and "—Contractual Obligations" below.

  Contractual Obligations

        As of September 30, 2003, we had the following contractual obligations (in thousands):

	Total	2003	2004	2005	2006	2007	Thereafter
Floor plan notes payable	$488,502	$488,502	$—	$—	$—	$—	$—
Long-term debt, including capital lease obligations(1)	535,804	10,304	40,326	166,441	14,281	21,784	282,668
Operating leases	383,047	10,057	39,020	37,971	36,334	35,147	224,518
Guarantee liability	4,544	4,544	—	—	—	—	—

Total	$1,411,897	$513,407	$79,346	$204,412	$50,615	$56,931	$507,186

(1)
Includes $21.7 million of mortgage debt that was refinanced to long-term debt subsequent to September 30, 2003.

Application of Critical Accounting Policies

        Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the periods presented. Actual amounts could differ from those estimates. On an ongoing basis, management evaluates its estimates and assumptions and the effects of revisions are reflected in the financial statements in the period in which they are determined to be necessary. The accounting policies described below are those that most frequently require management to make estimates and judgments, and therefore are critical to understanding our results of operations. Senior management has discussed the development and selection of these accounting estimates and the related disclosures with the Audit Committee of our Board of Directors.

  Inventories

        Our inventories are stated at the lower of cost or market. We use the specific identification method and the "first-in, first-out" method ("FIFO") to account for our inventories. We maintain a reserve for specific inventory units where cost basis exceeds fair value. These reserves were $4.7 million and $3.9 million as of September 30, 2003 and December 31, 2002, respectively. In assessing lower of cost or market for new vehicles, we primarily consider the aging of vehicles along with the timing of annual and model changeovers. The assessment of lower of cost or market for used vehicles considers recent data and trends such as loss histories, current aging of the inventory and current market conditions.

  Notes Receivable—Finance Contracts

        As of September 30, 2003 and December 31, 2002, we had outstanding notes receivable from finance contracts of $33.1 million and $30.3 million, respectively (net of an allowance for credit losses of $4.9 million and $4.8 million, respectively). These notes have initial terms ranging from 12 to 60 months, and are collateralized by the related vehicles. The assessment of our allowance for credit losses considers historical loss ratios and the performance of the current portfolio with respect to past due accounts. We continually analyze our current portfolio against our historical performance. In addition, we attribute minimal value to the underlying collateral in our assessment of the reserve.

  Chargeback Reserve

        We receive commissions from the sale of various insurance contracts, vehicle service contracts to customers and through the arrangement of financing vehicles for customers. We may be charged back ("chargeback") for such commissions in the event of early termination of the contracts by customers. The revenues from financing fees and commissions are recorded at the time of the sale of the vehicles and a reserve for future chargebacks is established at that time. The reserve carefully considers our historical chargeback experience, including timing, as well as national industry trends. This data is evaluated on a product-by-product basis. These reserves were $12.1 million and $11.4 million as of September 30, 2003 and December 31, 2002, respectively.

  Intangible Assets

        Our intangible assets relate primarily to the cost of acquired businesses in excess of the fair value of net assets acquired ("goodwill"). We account for acquisitions under the purchase method of accounting as required by SFAS No. 141 "Business Combinations." Additionally, we separately recognize intangible assets when their benefit is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented or exchanged, regardless of our intent to do so. Our principal identifiable intangible assets are franchise rights with vehicle manufacturers. These franchise rights have indefinite lives. All other identifiable intangible assets are amortized over their useful lives typically three to fifteen years and are tested for impairment when circumstances warrant. We evaluate indefinite life intangible assets in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets" which requires, at a minimum, an annual test of impairment. We are subject to financial statement risk to the extent that intangible assets become impaired due to decreases in the fair market value of the related underlying business.

  Related Parties

        We lease various facilities and equipment under long-term operating lease agreements, including leases with our shareholders/employees or entities controlled by our shareholders/employees. This practice is fairly common in the automotive retail industry. Rent expense attributable to related parties was $10.0 million for the nine months ended September 30, 2003, and future minimum payments under related party long-term non-cancelable operating leases as of September 30, 2003, were $92.4 million.

        During 2003 we acquired one dealership location (which included five franchises) for $8.4 million in cash, funded from our Committed Credit Facility. The seller was the existing president of one of our platforms.

        We believe these transactions involved terms comparable to or more favorable to us than terms that would be obtained from an unaffiliated third party.

New Accounting Pronouncements

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements Nos. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Correction." This Statement eliminates extraordinary accounting treatment for reporting gain or loss on debt extinguishment, and amends other existing authoritative pronouncements to make various technical corrections. Upon adoption of this statement on January 1, 2003, we reclassified to recurring operations, debt extinguishments reported as extraordinary items in prior periods.

        In September 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 provides guidance on the recognition and measurement of liabilities associated with exit or disposal activities and requires that such liabilities be recognized when incurred. This statement is effective for exit or disposal activities initiated on or after January 1, 2003, and has no impact on the recognition of costs under our existing programs. Adoption of this standard may impact the timing of recognition of costs associated with future exit and disposal activities, depending upon the nature of the actions initiated.

        In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires a guarantor to recognize a liability, at the inception of the guarantee, for the fair value of obligations it has undertaken in issuing the guarantee and also include more detailed disclosures with respect to guarantees. FIN 45 is effective for guarantees issued or modified staring January 1, 2003, and requires the additional disclosures for the period ended December 31, 2002. The adoption of FIN 45 did not have a material impact on our results of operations or financial position. See "Liquidity and Capital Resources—Guarantees" for additional discussion of our guarantees.

        In November 2002, the Emerging Issues Task Force ("EITF") issued EITF No. 02-16, "Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor." EITF No. 02-16 addresses the recognition of certain manufacturer allowances and requires that manufacturer allowances be treated as a reduction of inventory cost unless specifically identified as reimbursement for services or costs incurred. EITF No. 02-16 is effective for all agreements entered into or significantly modified after January 1, 2003. The adoption of EITF No. 02-16 did not have a material impact on our results of operations or financial position.

        In November 2002, the EITF reached a consensus on EITF Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." EITF No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF No. 00-21 apply to revenue arrangements entered into after June 15, 2003. The adoption of EITF No. 00-21 did not have a material impact on our results of operations or financial position.

        In December 2002, SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" was issued. This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We have adopted the disclosure requirements of the interpretation as of December 31, 2002.

        In April 2003, FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 on July 1, 2003, had no impact on our results of operations or financial position.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that certain financial statements be classified as liabilities that were previously considered equity. The adoption of this standard on July 1, 2003, as required, had no impact on our results of operations or financial position.

Reconciliation of "Non-GAAP" Financial Information

        For analysis purposes, in Management's Discussion and Analysis we discuss pro forma net income from continuing operations and related earnings per share for the nine months ended September 30, 2002. The consolidated statement of income reconciles GAAP net income to tax affected pro forma net income by assuming that we were taxed as a "C" corporation for all 12 months of 2002 and excluding the one-time charge for our conversion from a limited liability company to a corporation. The following table assumes that all discontinued entities were sold prior to 2002 and all shares issued in our IPO were outstanding on January 1, 2002 (in thousands, except for per share data):

For the Nine Months Ended September 30, 2002
Tax affected pro forma net income	$38,551
Discontinued operations	4,286

Pro forma net income from continuing operations	$42,837

Pro forma earnings per share:
Basic	$1.26

Diluted	$1.26

Pro forma common shares and share equivalents:
Weighted average shares outstanding-
Basic	32,813
Adjustment for 4,500 shares offered March 14, 2002 as if offered on January 1, 2002	1,187

Pro forma basic shares	34,000
Dilutive effect of common share equivalents (stock options)	21

Pro forma diluted shares	34,021

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

        We are exposed to market risk from changes in interest rates on a significant portion of our outstanding indebtedness. Based on $277.2 million of variable rate long-term debt (including the current portion) outstanding at September 30, 2003, a 1% change in interest rates would result in a change of approximately $2.8 million to our annual other interest expense. Based on floor plan amounts outstanding at September 30, 2003, a 1% change in the interest rates would result in a $4.9 million change to annual floor plan interest expense. We have entered into and may from time to time enter into interest rate swap transactions that could impact our interest rate risk.

        We receive interest credit assistance from certain automobile manufacturers, which is reflected as a reduction in the cost of inventory on the balance sheet. Although we can provide no assurance as to the amount of future floor plan credits, it is our expectation, based on historical data, that an increase in prevailing interest rates would result in increased interest credit assistance from certain automobile manufacturers.

Change in Auditors

        On May 13, 2002, we removed Arthur Andersen LLP as our independent auditors and on May 16, 2002, retained Deloitte & Touche LLP to serve as our independent public accountants for the fiscal year 2002. This replacement was recommended by the Audit Committee of our Board of Directors and approved by the Board of Directors.

BUSINESS

Overview

        We are one of the largest automotive retailers in the United States, operating 138 franchises at 95 dealership locations as of September 30, 2003. We offer our customers an extensive range of automotive products and services including new and used vehicles and related financing and insurance, vehicle maintenance and repair services, replacement parts and service contracts. We were formed in 1994 by then-current management and Ripplewood Partners L.P. (formerly known as Ripplewood Holdings L.L.C.). Our revenues for the twelve-month period ended September 30, 2003, were $4.7 billion. We have determined that we operate in one segment.

        Our retail network is organized into nine regional dealership groups, or "platforms," which are groups of dealerships operating under a distinct local brand name. In April 2003, we acquired Mercedes-Benz of Fresno, with the intention of building a platform in Northern California through additional "tuck-in" acquisitions. Fresno represents our 20th market area. Our franchises include a diverse portfolio of 35 American, European and Asian brands. For the nine months ended September 30, 2003, 67% of our new vehicle retail revenue was from either luxury or mid-line import brands. Our platforms are located in markets or clusters of markets that we believe represent attractive opportunities, generally due to the presence of relatively few dealerships and high rates of population and income growth.

        The following is a detailed breakdown of our platforms as of September 30, 2003:

Platform—Regional Brand	Date of Initial Acquisition	Platform Markets	Franchises
Atlanta Nalley Automotive Group	September 1996	Atlanta	Acura, Audi, BMW, Chevrolet, Chrysler, Hino, Honda, Infiniti, Isuzu Truck, Jaguar, Jeep, Lexus(a), Navistar, Peterbilt, Volvo
St. Louis Plaza Motor Company	December 1997	St. Louis	Audi, BMW, Cadillac, Infiniti, Land Rover, Lexus, Mercedes-Benz, Porsche
Texas David McDavid Automotive Group	April 1998	Dallas/Fort Worth	Acura, Buick, GMC, Honda, Lincoln, Mercury, Pontiac
		Houston	Honda, Kia, Nissan
		Austin	Acura
Tampa Courtesy Dealership Group	September 1998	Tampa	Chrysler, GMC, Hyundai, Infiniti, Isuzu, Jeep, Kia, Lincoln, Mazda(a), Mercedes-Benz, Mercury, Mitsubishi(b), Nissan, Pontiac, Toyota
Jacksonville Coggin Automotive Company	October 1998	Jacksonville	Chevrolet, GMC(a), Honda(a), Kia, Nissan(a), Pontiac(a), Toyota
		Orlando	Buick, Chevrolet, Ford, GMC, Honda(a), Lincoln, Mercury, Pontiac
		Fort Pierce	BMW, Honda, Mini
Oregon Thomason Auto Group	December 1998	Portland	Ford(a), GMC, Honda, Hyundai(a), Nissan, Pontiac, Toyota
North Carolina Crown Automotive Company	December 1998	Greensboro	Acura, Audi, BMW, Cadillac, Chevrolet, Chrysler, Dodge, GMC, Honda, Mitsubishi, Nissan, Pontiac, Volvo
		Chapel Hill	Honda, Volvo
		Fayetteville	Dodge, Ford
		Charlotte	Honda, Mitsubishi(b)
		Richmond, VA	Acura, BMW(a), Mini
		Charlottesville, VA	BMW, Porsche
Arkansas North Point (previously known as McLarty Companies)	February 1999	Little Rock Texarkana, TX	BMW, Ford, Lincoln(a), Mazda, Mercury(a), Nissan, Toyota, Volkswagen, Volvo Chrysler, Dodge, Ford
Mississippi Gray-Daniels	April 2000	Jackson	Buick, Cadillac, Chevrolet, Chrysler, Ford, GMC Truck, Hyundai(b), Jeep, Lincoln, Mazda(b), Mercury, Nissan(a), Pontiac, Toyota

(a)
This platform market has two of these franchises.

(b)
Pending divestiture.

        Each platform originally operated as an independent business before being acquired and integrated into our operations, and each continues to enjoy high local brand name recognition and regional concentration.

        We compete in a large and highly fragmented industry comprised of approximately 21,725 franchised dealerships. The U.S. automotive retailing industry is estimated to have annual sales of approximately $1 trillion, with the 100 largest dealer groups generating less than 10% of total sales revenues and controlling less than 10% of all franchised dealerships. We believe that further consolidation is likely due to increased capital requirements of dealerships, the number of dealership owners approaching retirement age, the limited number of viable exit strategies for dealership owners and the desire of certain manufacturers to strengthen their brand identity through consolidation of their franchise dealerships. We also believe that an opportunity exists for dealership groups with significant equity capital and experience in identifying, acquiring and professionally managing dealerships, to acquire additional dealerships and we intend to continue to seek acquisitions, consistent with our business strategy.

        In addition to new and used vehicles, dealerships offer a wide range of other products and services, including repair and warranty work, replacement parts, extended warranty coverage and financing and insurance products. For the nine-month period ended September 30, 2003, our average dealership's revenue consisted of approximately 61% new vehicle sales, 25% used vehicle sales, 11% parts and services and 3% finance and insurance.

Company History

        Our predecessor company was formed in 1994 by then-current management and Ripplewood Investments L.L.C. In 1997, an investment fund affiliated with Freeman Spogli & Co. Inc. acquired a significant interest in us. These groups identified an opportunity to aggregate a number of the nation's top retail automotive dealers into one cohesive organization. We acquired eight of our platforms between 1996 and 1999, and combined them on April 30, 2000. In the combination, dealers holding ownership interests in their respective platforms transferred their interests to the Oregon platform in exchange for ownership interests in the Oregon platform. Dealers who held interests in the Oregon platform did not exchange their interests, but had their holdings adjusted to reflect their overall ownership interest in the consolidated company. The Oregon platform then changed its name to Asbury Automotive Group, L.L.C. and became the parent company to our platforms and other companies. Since the consolidation of the eight platforms as of April 30, 2000, a ninth platform, the Mississippi platform, was formed on July 2, 2001.

        Asbury Automotive Group, Inc. was incorporated on February 15, 2002. Immediately prior to the closing of the initial public offering ("IPO"), the members of Asbury Automotive Group, L.L.C. transferred their membership interests to us in exchange for shares of our common stock. On March 13, 2002, we effected an initial public offering of our common stock and on March 14, 2002, our common stock was listed on the New York Stock Exchange under the ticker symbol "ABG". The IPO closed on March 19, 2002.

Our Strengths

        We believe our competitive strengths are as follows:

  Diversified Revenue and Profit

        Our operations provide a diversified revenue base that we believe mitigates the impact of fluctuating new car sales volumes. Used car sales and parts, service and collision repair sales, generate higher profit margins than new car sales and tend to fluctuate less with economic cycles. Our finance and insurance business, substantially all of which is commission based, has no associated costs of goods sold and represented 3% of revenues and 18% of gross profit during the nine-month period ended September 30, 2003.

  •
  New Vehicles. Our franchises include a diverse portfolio of 35 American, European and Asian brands. We believe that our diverse brand, product and price mix enables us to reduce our exposure to specific product supply shortages and changing customer preferences. New vehicle sales were approximately 61% of our total revenues and 28% of total gross profit during the nine-month period ended September 30, 2003.

  •
  Used Vehicles. We sell used vehicles at virtually all our franchised dealerships. Retail sales of used vehicles, which generally have higher gross margins than new vehicles, have become an increasingly significant source of profit for us, making up approximately 25% of our total revenues and 15% of total gross profit during the nine-month period ended September 30, 2003. We obtain used vehicles through customer trade-ins, auctions restricted to new vehicle dealers (offering off-lease, rental and fleet vehicles) and "open" auctions which offer repossessed vehicles and vehicles sold by other dealers. We sell the majority of our used vehicles to retail customers. We dispose of used vehicles that are not purchased by retail customers through sales to other dealers and at auctions.

  •
  Parts, Service and Collision Repair. We sell parts and provide maintenance and repair service at all our franchised dealerships. In addition, we have 23 free-standing collision repair centers in close proximity to dealerships in substantially all our platforms. Our dealerships and collision repair centers collectively operate approximately 2,230 service bays. Revenues from parts, service and collision repair centers were approximately 11% of our total revenues and 39% of our total gross profit during the nine months ended September 30, 2003. We believe that parts and service and collision repair revenues are more stable than vehicle sales. Industry-wide, parts and service revenues have consistently increased over the last 20 years. We believe that this is due to the increased cost of maintaining vehicles, the added technical complexity of vehicles and the increased number of vehicles on the road.

  •
  Finance and Insurance. We arranged third-party customer financing on over 70% of the vehicles we sold during the nine-month period ended September 30, 2003. These transactions result in commissions being paid to us by the indirect lenders, including manufacturer-captive finance arms. In addition to finance commissions, these transactions create other highly profitable sales commission opportunities, including selling extended service contracts and various insurance-related products to the consumer. Our size and sales volume motivate vendors to provide these products to us at substantially reduced fees compared to industry norms which results in competitive advantages as well as acquisition synergies. Profits from finance and insurance generated approximately 3% of our total revenues and 18% of our total gross profit during the nine-month period ended September 30, 2003. We earn sales-based commissions on substantially all of these products while taking virtually no risk related to loan payments, insurance payments or investment performance, which are fully borne by third-parties. These commissions are subject to cancellation if the customer cancels within the first several months of the contract.

  Highly Variable Cost Structure

        Our variable cost structure helps us manage expenses in a variety of economic environments, as the majority of our operating expenses consist of incentive-based compensation, vehicle carrying costs, advertising and other variable and controllable costs. For example, on average, approximately 70% of general manager compensation and virtually all salesperson compensation is variable, tied to profits, profit margins and certain other metrics.

  Advantageous Brand Mix

        We classify our primary franchise sales lines into luxury, mid-line import, mid-line domestic and value. Our current brand mix includes a high proportion of luxury and mid-line import franchises to total franchises. Our franchise mix contains a higher proportion of what we believe to be the most desirable luxury and mid-line import brands than most other public automotive retailers. Luxury and mid-line imports together accounted for 67% of our new retail vehicle revenues during the nine-month period ended September 30, 2003 and comprise over half of our total franchises. Luxury and mid-line imports generate above average gross margins on sales, have greater customer loyalty and repeat purchases and utilize parts and service and maintenance services at the point of sale more frequently than mid-line domestic and value automobiles. Luxury and mid-line imports have also gained market share at the expense of mid-line domestics over time. We also believe that luxury vehicle sales are less susceptible to economic cycles than other types of vehicles.

        The following table reflects current franchises and the share of new retail vehicle revenue represented by each class of franchises:

Class/Franchise	Number of Franchises as of September 30, 2003	% of New Retail Vehicle Revenue for the Nine Months Ended September 30, 2003
Luxury
BMW	8
Lincoln	6
Acura	5
Mercedes-Benz	4
Volvo	4
Audi	3
Cadillac	3
Infiniti	3
Lexus	3
Porsche	2
Jaguar	1
Land Rover	1

Total Luxury	43	30%
Mid-Line Import
Honda	12
Nissan	9
Toyota	5
Mazda (a)	4
Mitsubishi (b)	3
MINI	1
Volkswagen	1

Total Mid-Line Import	35	37%
Mid-Line Domestic
GMC	8
Pontiac	8
Ford	7
Mercury	6
Chevrolet	5
Chrysler	5
Buick	3
Dodge	3
Jeep	3

Total Mid-Line Domestic	48	26%
Value
Hyundai (a)	4
Kia	3
Isuzu	1

Total Value	8	2%
Heavy Trucks
Hino	1
Isuzu	1
Navistar	1
Peterbilt	1

Total Heavy Trucks	4	5%

TOTAL	138	100%

(a)
Includes one pending divestiture.

(b)
Includes two pending divestitures.

  Regional platforms with strong local brands

        Each of our platforms was comprised of between 8 and 25 franchise locations at September 30, 2003, and for the twelve-month period ended September 30, 2003, sold an average of approximately 17,400 retail vehicles and generated an average of approximately $520 million in revenues. Each of our platforms maintains a strong local brand that has been enhanced through local advertising over many years. We believe that our cultivation of strong local brands can be beneficial because consumers may prefer to interact with a locally recognized brand; placing our franchises in one region under a single brand allows us to generate significant advertising savings; and our platforms can retain customers even as they purchase and service different automobile brands. Furthermore, we believe that the majority of our dealerships are located in geographic areas with above average population growth and relatively low dealer concentration and favorable franchise laws.

  Experienced and incentivized management

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  Retail and Automotive Management Experience. We have a management team with extensive experience and expertise in the retail and automotive sectors. Kenneth B. Gilman, our president and chief executive officer, served for 25 years at Limited Brands (formerly The Limited, Inc.) where his last assignment was as chief executive officer of Lane Bryant, a retailer of women's clothing and a subsidiary of Limited Brands. From 1993 to 2001, Mr. Gilman served as vice chairman and chief administrative officer of Limited Brands with responsibility for, among other things, finance, information technology, supply chain management and production. Robert D. Frank, our senior vice president of automotive operations, has spent most of his 35-year career working in all aspects of automotive operations, including serving as chief operating officer from 1993 to 1997 of the Larry H. Miller Group, an operator of more than 20 auto dealerships, and as vice president of Chrysler's Asian operations. In addition, the former platform owners of five of our nine platforms, each with greater than 25 years of experience in the automotive retailing industry, continue to manage their respective platforms.

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  Incentivization at Every Level. We tie compensation to performance by relying upon an incentive-based pay system at both the platform and dealership levels. At the platform level all our senior management are compensated on an incentive-based pay system and the majority have a stake in our performance based upon their ownership of approximately 13.6% of our total equity as of September 30, 2003 (or approximately 10.8% after giving effect to this offering). We also create incentives at the dealership level. Each dealership is managed as a separate profit center by a trained and experienced general manager who has primary responsibility for decisions relating to inventory, advertising, pricing and personnel. We compensate our general managers based on dealership profitability, and the compensation of department managers and salespeople is similarly based upon departmental profitability and individual performance, respectively.

Our Strategy

        Our objective is to be the most profitable automotive retailer in our platforms' respective markets. To achieve this objective, we intend to expand our higher margin businesses, emphasize decentralized dealership operations while maintaining strong centralized administrative functions and grow through targeted acquisitions.

  Focus on Higher Margin Products and Services

        While new vehicle sales are critical to drawing customers to our dealerships, used vehicle retail sales, parts, service and collision repair and finance and insurance provide significantly higher profit margins and account for the majority of our profitability. In addition, we have discipline-specific executives at both the corporate and platform levels who focus on both increasing the penetration of current services and expanding the breadth of our offerings to customers. While each of our platforms operates independently in a manner consistent with its specific market's characteristics, each pursues an integrated strategy to grow these higher margin businesses to enhance profitability and stimulate internal growth.

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  Parts, Service and Collision Repair. Each of our platforms offers parts, performs vehicle service work and operates collision repair centers, all of which provide important sources of recurring revenue with high gross profit margins. For the nine-month period ended September 30, 2003, gross profit generated from these businesses absorbs approximately 56% of our total operating expenses, including corporate office expenses, and excluding salespersons' compensation. We intend to continue to grow this higher-margin business and increase this cost absorption rate by adding new service bays, increasing capacity utilization of existing service bays and ensuring high levels of customer satisfaction within our parts, service and collision repair operations. In addition, given the increased sophistication of vehicles, our repair operations provide detailed expertise and state-of-the-art diagnostic equipment which we believe independent dealers cannot adequately provide. Finally, warranty work cannot be completed by independent dealers, as this work must be done at a certified dealership.

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  Finance and Insurance. We intend to continue to bolster our finance and insurance revenues by offering a broad range of conventional finance and lease alternatives to fund the purchase of new and used vehicles. In addition to offering these third-party financing products, we intend to expand our already broad offering of third-party products like credit insurance, extended service contracts, maintenance programs and a host of other niche products to meet all of our customer needs on a "one stop" shopping basis. Furthermore, based on size and scale, we believe we will be able to continue negotiating with lending institutions and product providers to increase our commissions on each of the products and services we sell. Moreover, continued in-depth sales training efforts and innovative computer technologies will serve as important tools in growing our finance and insurance profitability. We have increased platform finance and insurance PVR from $448 for the year ended December 31, 1998, to $818 for the nine months ended September 30, 2003. We have successfully increased our platform finance and insurance PVR each year since our inception.

Decentralized Dealership Operations and Centralized Administrative and Strategic Functions

        We believe that decentralized dealership operations on a platform basis enable our retail network to provide market-specific responses to sales, service, marketing and inventory requirements. These operations are complemented by centralized technology and financial controls, as well as sharing of best practices and market intelligence throughout the organization.

        While our administrative headquarters is located in Stamford, Connecticut, the day-to-day responsibility for the dealerships rests with each platform management team. Each of our platforms has a management structure that is intended to promote and reward entrepreneurial spirit and the achievement of team goals.

Platform Management

        Each of our dealerships is managed by a general manager who has authority over day-to-day operations. Our platform management teams' thorough understanding of their local markets enables them to effectively run day-to-day operations, market to customers, recruit new employees and gauge acquisition opportunities in their local markets. The general manager of each dealership is supported by a management team consisting, in most cases, of a new vehicle sales manager, a used vehicle sales manager, a finance and insurance manager and parts and service managers. Our dealerships are operated as distinct profit centers in which the general managers are given significant autonomy. The general managers are responsible for the operations, personnel and financial performance of their dealerships.

        We employ professional management practices in all aspects of our operations, including information technology and employee training. A peer review process is also in place in which the platform managers address best practices, operational challenges and successes, and formulate goals for other platforms. Our dealership operations are complemented by centralized technology and strategic and financial controls, as well as sharing of best practices and market intelligence throughout the organization. Corporate and platform management utilize computer-based management information systems to monitor each dealership's sales, profitability and inventory on a regular, detailed basis. We believe the application of professional management practices provides us with a competitive advantage over many independent dealerships. In addition, the corporate headquarters coordinates a platform peer review process. On a rotating basis, each platform's operations are examined in detail by management from other platforms. Through this process, we identify areas for improvement and disseminate best practices company-wide.

  Continued Growth Through Targeted Acquisitions.

        We intend to continue to grow through acquisitions. We will pursue tuck-in acquisitions to complement the related platform by increasing brand diversity, market coverage and services. We will seek to establish platforms in new markets through the purchase of multiple individual franchises or through the acquisition of large, profitable and well-managed dealership groups with leading market positions.

  •
  Tuck-In Acquisitions. One of our goals is to become the market leader in every region in which we operate a platform. We plan to acquire additional dealerships in each of the markets in which we operate to increase our brand mix, products and services offered in that market. Tuck-in acquisitions are typically re-branded immediately and operate thereafter under the respective platform's strong local brand name. From January 1, 2000 through September 30, 2003, we have made 23 tuck-in acquisitions (representing 50 franchises) to add additional strength and brand diversity to our platforms. We believe that these acquisitions in the past and in the future will facilitate our regional operating efficiencies and cost savings. In addition, we have generally been able to improve the gross profit of tuck-in dealerships following an acquisition. We believe this is due to improvements in finance and insurance PVR, greater capacity utilization of service bays, improved management practices and enhanced unit sales volumes related to the strength of our local brand names.

  •
  Platform Acquisitions. We will seek to establish platforms in new geographic markets through multiple purchases of individual franchises over time, or through acquisitions of large, profitable and well-managed dealership groups with leading market positions. We target metropolitan and high-growth suburban markets in which we are not currently present and platforms with superior operational and financial management personnel. We believe that the retention of existing high quality management who understand the local market enables acquired platforms to continue to operate efficiently, while allowing us to source future acquisitions more effectively and expand our operations without having to employ and train untested new personnel. We also believe retention of the local, established brand name is important to attracting a broad and loyal customer base. We believe we are well-positioned to pursue larger, established acquisition candidates as a result of our platform management retention strategies, the reputation of our existing platform managers as leaders in the automotive retailing industry, our size, our financial resources and our ability to offer our public equity as an acquisition currency.

  •
  Focus on Acquisitions Providing Geographic and Brand Diversity. By focusing on geographic and brand diversity, we seek to manage economic risk and drive growth and profitability. By having a presence in all major brands and by avoiding concentration with one manufacturer, we are well positioned to reduce our exposure to specific product supply shortages and changing customer preferences. At the same time, we will seek to continue to increase the proportion of our dealerships that are in markets with favorable demographic characteristics or that are franchises of fast-growing, high margin brands. In particular, we will focus on luxury dealerships (such as BMW, Lexus and Mercedes-Benz) and mid-line import dealerships (such as Honda, Toyota and Nissan). On an ongoing basis we will continue to evaluate the performance of our dealerships to determine if the sale of a particular dealership is advisable.

Sales and Marketing

        New Vehicle Sales.    Our new vehicle retail sales include new vehicle sales, new vehicle retail lease transactions and other similar agreements, which are arranged by our individual dealerships. New vehicle leases, which are provided by third parties, generally have short terms, which cause customers to return to a dealership more frequently than in the case of financed purchases. In addition, leases provide us with a steady source of late-model, off-lease vehicles for our used vehicle inventory. Generally, leased vehicles remain under factory warranty for the term of the lease, allowing dealerships to provide repair service to the lessee throughout the lease term. Historically, less than 1% of our new vehicle sales revenue is derived from fleet sales.

        We design our dealership service to meet the needs of our customers and establish relationships that will result in both repeat business and additional business through customer referrals. Our dealerships employ varying sales techniques to address changes in consumer preference.

        We incentivize our dealership managers to employ more efficient selling approaches, engage in extensive follow-up to develop long-term relationships with customers and extensively train sales staffs to be able to meet customer needs. We continually evaluate innovative ways to improve the buying experience for our customers and believe that our ability to share best practices across our dealerships gives us an advantage over other dealerships.

        We acquire substantially all our new vehicle inventory from manufacturers. Manufacturers allocate limited inventory among their franchised dealers based primarily on sales volume and input from dealers. We finance our inventory purchases through revolving credit arrangements known in the industry as "floor plan" facilities.

        Used Vehicle Sales.    Used vehicle sales typically generate higher gross margins than new vehicle sales. We intend to grow our used vehicle sales by maintaining a high quality inventory, providing competitive prices and extended service contracts and continuing to enhance our marketing initiatives. Based on sharing of best practices, several of our platforms have a centralized used car function responsible for determining which vehicles to stock at each store.

        Profits from sales of used vehicles are dependent primarily on the ability of our dealerships to obtain a high quality supply of used vehicles and effectively manage inventory. New vehicle operations provide our used vehicle operations with a large supply of high quality trade-ins and off-lease vehicles, which we believe are a good source of attractive used vehicle inventory. We supplement our used inventory with vehicles purchased primarily at auctions. The reconditioning of used vehicles also creates profitable service work for our fixed operations departments.

        Used vehicles are generally offered at our dealerships for not more than 60 days, after which, if they have not been sold to a retail buyer, they are either sold to an outside dealer or offered at auction. During the nine-month period ended September 30, 2003, approximately 77% of used vehicles sales were made to retail buyers. We may transfer used vehicles among dealerships to provide balanced inventories of used vehicles at each of our dealerships. We believe that acquisitions of additional dealerships will expand the internal market for the transfer of used vehicles among our dealerships and, therefore, increase the ability of each dealership to offer a balanced mix of used vehicles.

        We have taken several steps towards building client confidence in our used vehicle inventory, one of which includes participation in the manufacturers' certification processes which are available only to new vehicle franchises. This process makes certain used vehicles eligible for new vehicle benefits such as new vehicle finance rates and extended manufacturer warranties. In addition, each dealership offers extended warranties, which are provided by third parties, on its used car sales.

        Parts, Service and Collision Repair.    Historically, the automotive repair industry has been highly fragmented. However, we believe that the increased use of advanced technology in vehicles has made it difficult for independent repair shops to have the expertise required to perform major or technical repairs. Additionally, manufacturers permit warranty work to be performed only at franchised dealerships. As a result, unlike independent service stations or independent and superstore used car dealerships with service operations, our franchised dealerships are qualified to perform work covered by manufacturer warranties on increasingly technologically complex motor vehicles.

        We use variable rate structures designed to reflect the difficulty and sophistication of different types of repairs to compensate employees working in parts and service. In addition the profit percentages for parts vary according to market conditions and type.

        One of our major goals is to retain each vehicle purchaser as a long-term customer of our parts and service department. Currently, approximately 20% of customers return to our dealerships for other services after the vehicle warranty expires. Therefore we believe that significant opportunity for growth exists in the auxiliary services part of our business. Each dealership has systems in place to track customer maintenance records and notify owners of vehicles purchased at the dealership when their vehicles are due for periodic services. Service and repair activities are an integral part of our overall approach to customer service.

        Finance and Insurance.    We usually arrange for the financing of the lease or purchase of new and used vehicles for purchasers through third party vendors. In very rare circumstances, financing may be provided by one of our automobile finance subsidiaries. We arranged customer financing on over 70% of the vehicles we sold and leased during the nine-month period ended September 30, 2003. These transactions generate commission revenue from indirect lenders, including manufacturer captive finance arms. In addition to finance commissions, each of these transactions creates other opportunities for more profitable sales, such as extended service contracts and various insurance-related products for the consumer. Our size and volume capabilities motivate vendors to provide these products at substantially reduced fees compared to the industry average which result in competitive advantages as well as acquisition synergies. Furthermore, many of the insurance products we sell result in additional underwriting profits and investment income yields based on portfolio performances.

        To date, we have entered into "preferred lender agreements" with 15 lenders. Under the terms of the preferred lender agreements, each lender has agreed to provide a marketing fee to us for each loan that our dealerships place with that lender.

        Advertising.    Our largest advertising medium is local newspapers, followed by radio, television, direct mail and the yellow pages. The retail automotive industry has traditionally used locally produced, largely non-professional materials, often developed under the direction of each dealership's general manager. Each of our platforms has created common marketing materials for their dealerships using professional advertising agencies. Our sales and marketing department helps oversee and share creative materials and general marketing best practices across platforms. Our total company marketing expense was $34.1million for the nine-month period ended September 30, 2003, which translates into an average of $281 per retail vehicle sold. In addition, manufacturers' direct advertising spending in support of their brands provides approximately 50% of the total amount spent on new car advertising in the United States.

        Commitment to Customer Service.    We are focused on providing a high level of customer service to meet the needs of an increasingly sophisticated and demanding automotive consumer. We strive to cultivate lasting relationships with our customers, which we believe enhances the opportunity for significant repeat and referral business. For example, our platforms regard service and repair operations as an integral part of the overall approach to customer service, providing an opportunity to foster ongoing relationships with customers and deepen loyalty.

        Internet and E-Commerce.    We believe that the Internet and e-commerce represent a potential opportunity to build our platforms' brands and expand the geographic borders of their markets. We are applying e-commerce to our strategy of executing professionally developed best practices under the supervision of discipline-specific central management throughout our platforms. We believe that our e-commerce strategy constitutes a coherent, cost-effective and sustainable approach that allows us to leverage the Internet.

        Each platform has established a website that incorporates a professional design to reinforce the platform's unique brand and advanced functionalities to ensure that the website can hold the attention of customers and perform the informational and interactive functions for which the Internet is uniquely suited. Manufacturer website links provide our platforms with key sources of referrals. Many platforms use the Internet to communicate with customers both prior to vehicle purchase and after purchase to coordinate and market maintenance and repair services.

        Management Information System.    We consolidate financial, accounting and operational data received from our dealers nationwide through an exclusive private communication network.

        The data from the dealers is gathered and processed through their individual dealer management system. Our dealers use software from ADP, Inc., Reynolds & Reynolds, Co. or UCS, Inc. and others as their dealer management system. Our systems approach allows for our platforms to choose the dealer management system that best fits their daily operational needs. We aggregate the information from the dealer systems at our corporate headquarters to create one single view of the business using Hyperion financial systems.

        Our information technology approach allows us to quickly integrate and aggregate the information from a new acquisition. By creating a connection over our private network between the dealer management system and corporate Hyperion financial systems, corporate management can quickly view the financial, accounting and operational data of the newly acquired dealer. Therefore, we can efficiently integrate the acquired dealer into our operational strategy. The Hyperion system allows senior and platform management to easily and quickly review operating and financial data at a variety of levels. For example, from our headquarters, management can review the performance of any specific department (e.g., parts and services) at any particular dealership. This system also allows us to quickly compile and monitor our consolidated financial results.

Competition

        In new vehicle sales, our platforms compete primarily with other franchised dealerships in their regions. We do not have any cost advantage in purchasing new vehicles from the manufacturers. Instead, we rely on advertising and merchandising, sales expertise, service reputation, strong local trade names and location of our dealerships to sell new vehicles. In recent years, automobile dealers have also faced increased competition in the sale or lease of new vehicles from independent leasing companies, on-line purchasing services and warehouse clubs. Our used vehicle operations compete with other franchised dealers, independent used car dealers, automobile rental agencies and private parties for supply and resale of used vehicles. See "Risks

Related to Competition—Substantial Competition in Automobile Sales May Adversely Affect our Profitability."

        When we provide or arrange financing for our customers through our automobile financing subsidiaries, we compete with direct consumer lending institutions such as local banks, credit unions and internet-based finance companies. When we finance through third-party vendors, our ability to offer manufacturer-subsidized financing terms as part of an incentive-based sales strategy can place us at a competitive advantage relative to independent financing companies. We also compete in this area based on:

  •
  interest rate favorability;

  •
  credit and repayment terms; and

  •
  convenience of "one stop shopping," which we offer by arranging vehicle financing provided by third parties at the point of purchase.

        We seek to leverage our volume of business to obtain relatively favorable financing terms for our customers.

        We compete against other franchised dealers to perform warranty repairs and against other automobile dealers, franchised and independent service centers for non-warranty repair and routine maintenance business. We compete with other automobile dealers, service stores and auto parts retailers in our parts operations. We believe that the principal competitive factors in parts and service sales are the use of factory-approved replacement parts, price, the familiarity with a manufacturer's brands and models and the quality of customer service. A number of regional and national chains offer selected parts and services at prices that may be lower than our prices.

Franchise and Framework Agreements

        Each of our dealerships operates pursuant to a franchise agreement between the applicable manufacturer and the dealership. The typical automotive franchise agreement specifies the locations at which the dealer has the right and obligation to sell the manufacturer's automobiles and related parts and products and to perform certain approved services. The franchise agreement grants the dealer the non-exclusive right to use and display the manufacturer's trademarks, service marks and designs in the form and manner approved by the manufacturer.

        The allocation of new vehicles among dealerships is subject to the discretion of the manufacturer, and generally does not guarantee a dealership exclusivity within a given territory. Most franchise agreements impose requirements on every aspect of the dealer's operations including: the showrooms, the facilities and equipment for servicing vehicles, the maintenance of inventories of vehicles and parts, the maintenance of minimum net working capital, the achievement of certain sales targets, minimum customer service and satisfaction standards and the selection of dealer management and training of personnel. Compliance with these requirements is closely monitored by the manufacturer. In addition, many manufacturers require each dealership to submit monthly and annual financial statements.

        We are subject to additional provisions contained in supplemental agreements, framework agreements or franchise addenda, which we collectively refer to as "framework agreements." Framework agreements impose requirements similar to those discussed above, as well as company-wide performance criteria, limitations on changes in our ownership or management, limitations on the number of a particular manufacturer's franchises we may own, and conditions for consent to proposed acquisitions. Framework agreements also attempt to limit the protections available under state dealer laws.

        Provisions for Termination or Non-Renewal of Franchise and Framework Agreements.    Certain franchise agreements expire after a specified period of time, ranging from one to five years, and we expect to renew expiring agreements for franchises we wish to continue in the ordinary course of business. Typical franchise agreements provide for termination or non-renewal by the manufacturer under certain circumstances, including insolvency or bankruptcy of the dealership, failure to adequately operate the dealership, failure to maintain any license, permit or authorization required for the conduct of business, or material breach of other provisions of the franchise agreement. Some of our franchise agreements and all of our framework agreements provide that the manufacturer may purchase our dealerships which sell the respective manufacturer's products for fair market value or terminate the agreement upon the occurrence of certain changes of control. Generally a manufacturer may exercise either of these rights if a person or entity acquires an equity interest or voting control of us above a specified level (ranging from 20% to 50% of our outstanding stock depending on the particular manufacturer's restriction) without the approval of the applicable manufacturer. This trigger can fall as low as 5% if the person or entity acquiring the equity interest or voting control is another automobile manufacturer, a convicted felon or a person or entity with a criminal conviction stemming from dealings in the automobile industry. One manufacturer may exercise these rights if any entity or individual obtains control of us and the manufacturer reasonably deems such control to be detrimental in any material respect to the manufacturer's interest. Some manufacturers also restrict changes in the membership of our board of directors. Our agreement with Toyota, in addition to imposing the restrictions previously discussed, provides that Toyota may require us to sell our Toyota franchises (including Lexus) if, without its consent, the majority owners of our equity prior to our initial public offering cease to control a majority of our voting stock or if Timothy C. Collins ceases to control us through his indirect control of Ripplewood Investments L.L.C. In connection with this offering, we are seeking Toyota's consent to the reduction of the percentage of common stock held by the owners of our equity prior to our initial public offering to less than a majority of the outstanding common stock, provided that, in any event the percentage held by owners of our equity prior to our initial public offering does not decline to less than a percentage to be specified in such consent. Timothy C. Collins will continue to control such shares of our common stock.

        Some of our franchise agreements and framework agreements also provide that other circumstances, unrelated to a change of control, will permit a manufacturer to exercise its right to purchase our dealerships. Such circumstances include our dealerships' failure to meet the manufacturer's capitalization or working capital requirements or operating guidelines, our failure to meet certain financial covenant ratios, the occurrence of any extraordinary corporate transaction (at the Asbury parent entity level or dealership operating entity level) without the manufacturer's prior consent, or a material breach of the framework agreement.

        In addition, we have agreements with Toyota which provide that in the event that our payment obligations under our Committed Credit Facility, our 9% Senior Subordinated Notes due 2012 or our 8% Senior Subordinated Notes due 2014 are accelerated or demand for payment is made under our subsidiaries' guarantees of such obligations, Toyota will have the right to purchase our Toyota and Lexus dealerships for their fair market value. We also have an agreement with Ford that provides if any of the lenders under our Committed Credit Facility or Floor Plan Facilities accelerate those payment obligations, or if we are notified of any default under the Committed Credit Facility, then Ford may exercise its right to acquire our Ford, Lincoln and Mercury dealerships for their fair market value.

        If we fail to obtain renewals of one or more of our franchise agreements on favorable terms, if substantial franchises are terminated, or if certain manufacturers' rights under their agreements with us are triggered, our operations could be significantly compromised.

        Manufacturers' Limitations on Acquisitions.    We are required to maintain certain performance standards and obtain the consent of the applicable manufacturer before we can acquire any additional dealership franchises. A majority of our manufacturers impose limits on the number of dealerships we are permitted to own at the metropolitan, regional and national levels, and we anticipate that other manufacturers may impose similar restrictions on us in the future. These limits vary according to the agreements we have with each of the manufacturers but are generally based on fixed numerical limits or on a fixed percentage of the aggregate sales of the manufacturer. Our current franchise mix has caused us to reach the present franchise ceiling, set by agreement or corporate policy, with Acura, and we are close to our franchise ceiling with Toyota, Lexus and Jaguar. While we have not reached a numerical limit with Ford, we have a dispute over whether our performance should limit additional acquisitions at this time. We have an action plan agreement with Honda pursuant to which we can make acquisitions provided we are meeting performance standards and limits the number of acquisitions per specified time frames. We are currently negotiating a framework agreement with Toyota. Unless we negotiate favorable terms with Toyota and other manufacturers or receive the consent of the manufacturers, we may be prevented from making further acquisitions upon reaching the limits or if we fail to maintain performance standards provided for in the framework agreements.

        State Dealer Laws.    We operate in states that have state dealer laws limiting manufacturers' ability to terminate dealer franchise agreements. However, framework agreements attempt to limit the protection of state dealer laws. We are basing the following discussion of state dealer laws on our understanding of these laws and therefore, the description may not be accurate. State dealer laws generally provide that it is a violation for manufacturers to terminate or refuse to renew franchise agreements unless they provide written notice to the dealers setting forth good cause and stating the grounds for termination or nonrenewal. State dealer laws typically require 60 to 90 days advance notice to dealers prior to termination or nonrenewal of a franchise agreement. Some state dealer laws allow dealers to file protests or petitions within the notice period and allow dealers an opportunity to comply with the manufacturers' criteria. These statutes also provide that manufacturers are prohibited from unreasonably withholding approval for a proposed change in ownership of the dealership. Acceptable grounds for disapproval include material reasons relating to the character, financial ability or business experience of the proposed transferee and may also include current performance of the proposed transferee in operating other dealerships of the same manufacturer. See "Risk Factors—Risks Related to Our Dependence On Vehicle Manufacturers—If state dealer laws are repealed or weakened or superceded by our framework agreements with manufacturers, our dealerships will be more susceptible to termination, non-renewal or renegotiation of their franchise agreements."

Governmental Regulations

        We are subject to extensive federal, state and local regulations governing our marketing, advertising, selling, leasing, financing and servicing of motor vehicles and related products. Our nine platforms also are subject to state laws and regulations relating to business corporations generally.

        Under various state laws, each of our dealerships must obtain a license in order to establish, operate or relocate a dealership or provide certain automotive repair services. These laws also regulate conduct of our businesses, including advertising and sales practices. Other states into which we may expand our operations in the future are likely to have similar requirements.

        The sales of financing products to our customers are subject to federal, state and local laws and regulations regarding truth-in-lending, deceptive and unfair trade practices, leasing, equal credit opportunity, motor vehicle finance, installment sales, insurance and usury. Some states regulate finance fees and other charges that may be charged in connection with vehicle sales. Penalties for violation of any of these laws or regulations may include revocation of necessary licenses, injunctive relief, assessment of criminal and civil fines and penalties, and in certain instances, create a private cause of action for individuals. We believe that we comply substantially with all laws and regulations affecting our business and do not have any material liabilities under such laws and regulations and that compliance with all such laws and regulations will not, individually or in the aggregate, have a material adverse effect on our capital expenditures, earnings or competitive position. See "Risk Factors—Other Risks Related to Our Business—Governmental regulations and environmental regulation compliance costs may adversely affect our profitability."

Environmental Matters

        We are subject to a wide range of environmental laws and regulations, including those governing discharges into the air and water, the storage of petroleum substances and chemicals, the handling and disposal of wastes and the remediation of contamination. As with automobile dealerships generally, and service and parts and collision repair center operations in particular, our business involves the generation, use, handling and disposal of hazardous or toxic substances and wastes. Operations involving the management of wastes are subject to requirements of the Federal Resource Conservation and Recovery Act and comparable state statutes. Pursuant to these laws, federal and state environmental agencies have established approved methods for handling, storage, treatment, transportation and disposal of regulated substances and wastes with which we must comply.

        Our business also involves the use of above ground and underground storage tanks. Under applicable laws and regulations, we are responsible for the proper use, maintenance and abandonment of our regulated storage tanks and for remediation of subsurface soils and groundwater impacted by releases from existing or abandoned storage tanks. In addition to these regulated tanks, we own, operate, or have otherwise closed in place other underground and above ground devices or containers (such as automotive lifts and service pits) that may not be classified as regulated tanks, but which could or may have released stored materials into the environment, thereby potentially obligating us to clean up any soils or groundwater resulting from such releases.

        We are also subject to laws and regulations governing remediation of contamination at or from our facilities or to which we send hazardous or toxic substances or wastes for treatment, recycling or disposal. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on those that are considered to have contributed to the release of a "hazardous substance." Responsible parties include the owner or operator of the site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances released at such sites. These responsible parties may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances. Currently, we are not subject to any material Superfund liabilities.

        Further, the Federal Clean Water Act and comparable state statutes prohibit discharges of pollutants into regulated waters without the necessary permits, require containment of potential discharges of oil or hazardous substances and require preparation of spill contingency plans. We believe that we are in material compliance with those wastewater discharge requirements as well as requirements for the containment of potential discharges and spill contingency planning.

        Environmental laws and regulations are very complex and it has become difficult for businesses that routinely handle hazardous and non-hazardous wastes to achieve and maintain full compliance with all applicable environmental laws. From time to time we experience incidents and encounter conditions that will not be in compliance with environmental laws and regulations. However, none of our dealerships has been subject to any material environmental liabilities in the past, nor do we know of any fact or condition that would result in any material environmental liabilities being incurred in the future. Nevertheless, environmental laws and regulations and their interpretation and enforcement are changed frequently and we believe that the trend of more expansive and stricter environmental legislation and regulations is likely to continue. Hence, there can be no assurance that compliance with environmental laws or regulations or the future discovery of unknown environmental conditions will not require additional expenditures by us, or that such expenditures would not be material. See "Risk Factors—Other Risks Related to Our Business—Governmental regulations and environmental regulation compliance costs may adversely affect our profitability."

Employees

        As of September 30, 2003, we employed 8,058 persons, of whom 765 were employed in managerial positions, 2,203 were employed in non-managerial sales positions, 4,021 were employed in non-managerial parts and service positions, 841 were employed in administrative support positions and 228 were employed in non-managerial finance and insurance positions.

        We believe our relationship with our employees is favorable. Currently, none of our employees are represented by a labor union. In the future, however, we may acquire businesses that have unionized employees. Certain of our facilities are located in areas of high union concentration, and such facilities are susceptible to union-organizing activity. In addition, because of our dependence on vehicle manufacturers, we may be affected adversely by labor strikes, work slowdowns and walkouts at vehicle manufacturers' production facilities and transportation modes.

Legal Proceedings and Insurance

        From time to time, we and our nine platforms are named in claims involving the manufacture of automobiles, contractual disputes and other matters arising in the ordinary course of our business. Currently, no legal proceedings are pending against us or the nine platforms that, in management's opinion, could be expected to have a material adverse effect on our business, financial condition or results of operations.

        Because of their vehicle inventory and nature of business, automobile retail dealerships generally require significant levels of insurance covering a broad variety of risks. Our insurance program includes multiple umbrella policies with a total per occurrence and aggregate limit of $100 million. We also have insurance on our real property, comprehensive coverage for our vehicle inventory, garage liability and general liability insurance, employee dishonesty insurance and errors and omissions insurance in connection with our vehicle sales and financing activities.

Industry Overview

        Automotive retailing, with 2002 industry sales of approximately $1 trillion, is the largest consumer retail market in the U.S., representing approximately 10% of gross domestic product according to figures provided by the Bureau of Economic Analysis. From 1998 through 2002, retail new vehicle unit sales have grown at a 1.6% compound annual rate. Over the same period, retail used vehicle units have grown at a 1.1% compound annual rate. Retail sales of new vehicles, which are conducted exclusively through new vehicle dealers, were approximately $370 billion in 2002. In addition, used vehicle sales in 2002 were estimated at $350 billion, with approximately $300 billion in sales by franchised and independent dealers and the balance in privately negotiated transactions.

        Of the approximately 16.8 million new vehicles sold in the United States in 2002, approximately 29% were manufactured by General Motors Corporation, 23% by Ford Motor Company, 14% by DaimlerChrysler Corporation, 10% by Toyota Motor Corp., 7% by Honda Motor Co., Ltd., 4% by Nissan Motor Co., Ltd. and 12% by other manufacturers. Approximately 43 million used vehicles were sold in 2002. Franchised dealers accounted for 16.5 million, or 38%, of all used vehicle units sold. Independent lots accounted for 30% with the balance accounted for in privately negotiated transactions.

        Industry Consolidation.    Franchised dealerships were originally established by automobile manufacturers for the distribution of new vehicles. In return for granting dealers exclusive distribution rights within specified territories, manufacturers exerted significant influence over their dealers by limiting the transferability of ownership in dealerships, designating the dealership's location, and managing the supply and composition of the dealership's inventory. These arrangements resulted in the proliferation of small, single-owner operations that, at their peak in the late 1940's, totaled almost 50,000. As a result of competitive, economic and political pressures during the 1970's and 1980's, significant changes and consolidation occurred in the automotive retail industry. One of the most significant changes was the increased penetration by foreign manufacturers and the resulting loss of market share by domestic manufacturers, which forced many dealerships to close or sell to better capitalized dealership groups. According to industry data, the number of franchised dealerships has declined from approximately 27,900 in 1980 to 21,725 in 2002. Although significant consolidation has taken place since the automotive retailing industry's inception, the industry today remains highly fragmented, with the largest 100 dealer groups generating less than 10% of total sales revenues and controlling less than 10% of all franchised dealerships.

        We believe that further consolidation is likely due to increased capital requirements of dealerships, the limited number of viable alternative exit strategies for dealership owners and the desire of certain manufacturers to strengthen their brand identity by consolidating their franchised dealerships. We also believe that an opportunity exists for dealership groups with significant equity capital and experience in identifying, acquiring and professionally managing dealerships, to acquire additional dealerships for cash, stock, debt or a combination thereof. Publicly-owned dealer groups, such as ours, are able to offer prospective sellers tax-advantaged transactions through the use of publicly traded stock which may, in certain circumstances, make them more attractive to prospective sellers.

        Industry Opportunities.    In addition to new and used vehicles, dealerships offer a wide range of other products and services, including repair and warranty work, replacement parts, extended warranty coverage, financing and insurance. In 2002, the average dealership's revenue consisted of 60% new vehicle sales, 29% used vehicle sales and 11% parts and services and finance and insurance. Franchised dealers retailed 16.5 million used vehicles in 2002, amounting to only 38% of all used vehicles sold in the U.S. Independent used vehicle dealers and private transactions accounted for the rest of the 43.0 million used vehicles sold in 2002.

MANAGEMENT

Corporate Officers and Directors

        Set forth below are the names of our corporate officers and directors, together with their ages and positions as of January 15, 2004.

Name	Age	Position
Kenneth B. Gilman*	57	President, Chief Executive Officer and Director
J. Gordon Smith*	48	Senior Vice President and Chief Financial Officer
Robert D. Frank*	55	Senior Vice President Automotive Operations
Lynne A. Burgess*	54	Vice President and General Counsel
Philip R. Johnson*	55	Vice President Human Resources
Allen T. Levenson	40	Vice President Sales and Marketing
Thomas G. McCollum	48	Vice President Finance and Insurance
John C. Stamm	47	Vice President Fixed Operations
Michael Durham	52	Chairman of the Board and Director
Timothy C. Collins	47	Director
Ben David McDavid	61	Director
John M. Roth	45	Director
Ian K. Snow	34	Director
Thomas C. Israel	59	Director
Vernon E. Jordan, Jr.	68	Director
Philip F. Maritz	43	Director
Jeffrey I. Wooley	58	Director
Thomas F. "Mack" McLarty	57	Director

*Denotes executive officer

        Set forth below is a brief description of our corporate officers' and directors' business experience.

        KENNETH B. GILMAN has served as our President, Chief Executive Officer and Director since December 2001. He joined us following a 25-year career with The Limited Brands, the multi-brand apparel retailer, where his most recent assignment was as chief executive officer of Lane Bryant. From 1993 to 2001, Mr. Gilman served as vice chairman and chief administrative officer of The Limited, Inc., and from 1987 to 1993 he was executive vice president and chief financial officer. He joined The Limited's executive committee in 1987 and was elected to its board in 1990. He holds a bachelor's degree from Pace University and is a Certified Public Accountant.

        J. GORDON SMITH has served as our senior vice president and chief financial officer since September 29, 2003. He joined us following over 26 years with General Electric Company. The last twelve years he served as chief financial officer for three of GE's largest Commercial Finance businesses: Corporate Financial Services, Commercial Equipment Finance and Capital Markets. Mr. Smith graduated from the University of Massachusetts with a B.B.A. in Accounting and is a graduate of GE's highly regarded Financial Management Program.

        ROBERT D. FRANK has served as our senior vice president of automotive operations since January 2002. From October 2001 to January 2002, Mr. Frank served as our vice president of manufacturer business development. Mr. Frank has spent most of his 35-year career working in all aspects of automotive operations. From 1997 to 2001, he served with DaimlerChrysler in several executive capacities, including as president and chief executive officer for Venezuela operations and as vice president/general manager for Asia Pacific Operations, where he was responsible for all Chrysler's Asian operations. In addition, he served as chief operating officer for the Larry H. Miller Group, an operator of more than 20 auto dealerships from 1993 to 1997. Mr. Frank holds a bachelor's degree in economics from the University of Missouri.

        LYNNE A. BURGESS has served as our vice president and general counsel since September 2002. From July 2001 to September 2002, Ms. Burgess served as general counsel and secretary to the governance committee at Oliver, Wyman & Company, LLC, a strategy-consulting firm to the financial services industry. Prior to joining Oliver, Wyman & Company, Ms. Burgess was senior vice president and general counsel of Entex Information Services, Inc., a national personal computer systems integrator from May 1994 until June 2000. Ms. Burgess received her J.D. from Fordham University School of Law. She also holds a bachelor's degree in history from William Smith College.

        PHILIP R. JOHNSON has been our vice president of human resources since June 2000. Mr. Johnson has held top human resources positions in large national and regional retail companies for the past 22 years. He operated his own human resources consulting practice from 1998 to 2000. From 1994 to 1998 he served as senior vice president of human resources at Entex Information Services, Inc., a national personal computer systems integrator. Mr. Johnson holds a bachelor's degree and master's in business administration from the University of Florida.

        ALLEN T. LEVENSON has served as our vice president of sales and marketing since March 2001. From 1991 to 2001, Mr. Levenson co-founded and served as president and chief executive officer of a business-to-consumer e-commerce company, Gazelle.com. From 1998 to 1999, he served as Vice President of Marketing for United Rentals, a consolidator in the equipment rental industry. He received his undergraduate degree from Tufts University and a master's in business administration from the Wharton School at the University of Pennsylvania.

        THOMAS G. McCOLLUM has been our vice president of finance and insurance since April 2001. Mr. McCollum has over 25 years of experience in finance and insurance. From 1982 to 2001, Mr. McCollum served as executive vice president for Aon's Resource Group (formally Pat Ryan & Associates). Mr. McCollum holds a bachelor's degree in business from Sam Houston University.

        JOHN C. STAMM has served as our vice president of dealer development since January 2002. From June 2000 to January 2002, Mr. Stamm served as our director of fixed operations (parts, service and collision repair). He has over 27 years of automotive retailing experience. From 1999 to 2000, he was a fixed operations consultant for Coughlin Automotive in Newark, Ohio. From 1996 to 1999, he served as the vice president and general manager of McCuen Management Corporation in Westerville, Ohio. From 1980 to 1996, he served in various management positions, including 11 years as general manager, at Automanage Incorporated in Cincinatti, Ohio.

        MICHAEL J. DURHAM has served as a member of our Board of Directors and as a member of our Audit Committee since February 25, 2003, and was elected as Chairman of the Board of Directors on January 16, 2004. He is a self-employed consultant at Cognizant Associates, Inc., a consulting firm he founded in August 2000. From July 1996 until October 1999, Mr. Durham served as president and chief executive officer of Sabre, Inc., a travel distribution company, and as president from March 1995 to July 1996. Prior to joining Sabre, Inc., Mr. Durham spent sixteen years with AMR/American Airlines, serving as senior vice president and treasurer of AMR and senior vice president of finance and chief financial officer of American Airlines. Mr. Durham serves on the board of directors and as chairman of the audit committee of Kinko's Inc. and Scheduling.com, and serves on the board of directors and as a member of the audit committee of AGL Resources, Inc. Mr. Durham is a graduate of the University of Rochester and received a master's in business administration from Cornell University's Johnson Graduate School of Management.

        THOMAS C. ISRAEL has served as a member of our Board of Directors and as a member of our Compensation Committee and as a member of our Audit Committee since April 19, 2002. He is chairman and chief executive officer of A.C. Israel Enterprises, Inc., a family holding company specializing in private investments. He began his career at ACLI International Incorporated, a worldwide commodity import/export company, and became its chief financial officer in 1978, a position he held until it was sold to Donaldson, Lufkin & Jenrette in 1981. Mr. Israel sits on the board of directors of Griffin Land & Nurseries, Inc. Mr. Israel graduated from Yale University in 1966.

        BEN DAVID McDAVID has served as a member of our Board of Directors since February 2000 and served as president and chief executive officer of Asbury Automotive Texas from 1998 through July 30, 2003, at which time he left to pursue other interests. Mr. McDavid was an automobile dealer for 40 years. Prior to selling his dealerships to us in 1998, Mr. McDavid owned and operated 17 franchises. During that time he served on the Dealer Council for Pontiac, GMC Truck and Oldsmobile, as Chairman of the Honda National Dealer Council, and as founding Chairman of the Acura National Dealer Council. He attended the University of Houston and graduated from the General Motors Institute Dealership Management Program in Flint, Michigan.

        PHILIP F. MARITZ has served as a member of our Board of Directors and as a member of our Audit Committee since April 19, 2002, and has served as Chairman of our Audit Committee since May 7, 2002. He is the co-founder of Maritz, Wolf & Co., which manages the Hotel Equity Fund, a private equity investment fund that owns luxury hotels and resorts, and serves as chairman of the board of Rosewood Hotels & Resorts. In 1990, he founded Maritz Properties, a commercial real estate development and investment firm where he serves as president. He serves on several not-for-profit boards, and he is also a corporate director of Wolff-DiNapoli, a Los Angeles-based investment and development firm. Mr. Maritz received a bachelor's degree from Princeton University and a master's in business administration from the Stanford School of Business.

        JOHN M. ROTH has been a member of our Board of Directors and the Compensation Committee since 1996. Mr. Roth joined Freeman Spogli & Co. Inc. in 1988, and became a general partner in 1993. Mr. Roth was a member of Kidder, Peabody & Company, Inc.'s mergers and acquisitions group from 1984 to 1988. He is also a member of the board of directors of Advance Auto Parts, Inc., AFC Enterprises, Inc., Galyan's Trading Company, Inc. and a number of privately held corporations. Mr. Roth holds a bachelor's degree and master's in business administration from the Wharton School at the University of Pennsylvania.

        IAN K. SNOW has served as a member of our Board of Directors and the Chairman of our Compensation Committee since 1996. He joined Ripplewood Holdings L.L.C. in 1995, and he is currently a managing director. Prior to joining Ripplewood in 1995, Mr. Snow was a financial analyst in the media group at Salomon Brothers Inc. Mr. Snow received a bachelor's degree in history from Georgetown University.

        JEFFREY I. WOOLEY has served as a member of our Board of Directors since March 10, 2003, and as president and chief executive officer of Asbury Automotive Tampa GP LLC since 1998. Mr. Wooley has been in the automobile business for 38 years. He began his automotive career in 1965 and opened his first dealership in 1975. Prior to selling his dealerships to us in 1998, Mr. Wooley owned and operated nine franchises. He is a past member of the Pontiac National Dealer Council. Mr. Wooley currently serves on the Board of Directors of the Gulf Ridge Council-Boy Scouts of America and actively supports the Berkeley Preparatory School and The Children's Hospital at St. Joseph's.

        TIMOTHY C. COLLINS has served as a member of our Board of Directors since 1996. Mr. Collins founded Ripplewood Holdings L.L.C. in 1995 and currently serves as its senior managing director and chief executive officer. From 1991 to 1995, Mr. Collins managed the New York office of Onex Corporation, a leveraged buy-out group headquartered in Canada. Previously, Mr. Collins was a vice president at Lazard Frères & Company and held various positions at Booz, Allen & Hamilton and Cummins Engine Company. He also currently serves on the board of directors of Ripplewood Holdings L.L.C., Shinsei Bank, Ltd., Niles Parts Co., Ltd, Columbia Music Entertainment, Inc. Ltd, WRC Media, Inc. and various other privately held Ripplewood portfolio companies. Mr. Collins received a master's in business administration from Yale University's School of Organization and Management and a bachelor's degree in philosophy from DePauw University.

        VERNON E. JORDAN, JR.    has served as a member of our Board of Directors since April 19, 2002, and as a member of our Audit Committee from April 19, 2002 to February 2003. He is currently a senior managing director of Lazard Frères & Co. Prior to joining Lazard, Mr. Jordan was a senior executive partner with the law firm of Akin, Gump, Strauss, Hauer & Feld, L.L.P., where he remains of counsel. Mr. Jordan's corporate and other directorships include: America Online Latin Communications, Inc., American Express Company, Dow Jones & Company, Inc., Howard University, J. C. Penney Company, Inc., Sara Lee Corporation, Shinsei Bank, Ltd. (Senior Advisor), Xerox Corporation, LBJ Foundation, International Advisory Board of DaimlerChrysler and Barrick Gold. Mr. Jordan is a graduate of DePauw University and the Howard University Law School.

        THOMAS F. "MACK" MCLARTY, III has served as a member of our Board of Directors since April 19, 2002. He began his 32-year career in the automotive retailing industry by building McLarty Leasing Systems, the platform his grandfather founded, into one of America's largest transportation companies. Mr. McLarty also serves as president of Kissinger McLarty Associates, an international consulting firm formed in 1999. Between 1992 and 1998, Mr. McLarty served as White House Chief of Staff, Special Envoy for the Americas and Counselor to President Bill Clinton. He also was appointed to the National Petroleum Council by President George H.W. Bush and served on the St. Louis Federal Reserve Board from 1989 until joining the White House in 1992. Mr. McLarty currently serves on the board of directors of Acxiom Corporation. Mr. McLarty is a graduate of the University of Arkansas.

NYSE Corporate Governance Requirements

        We are listed on the New York Stock Exchange and are therefore subject to the NYSE's corporate governance rules. As the result of this offering, we will no longer be a "controlled company" within the meaning of Section 303A of the NYSE's Listed Company Manual. Pursuant to the requirements of Section 303A, we will be required to alter the composition of our Board of Directors so that our "independent directors," (as defined in Section 303A) constitute a majority of our directors, create a nominating/corporate governance committee which will be composed entirely of independent directors and alter the composition of our compensation committee so that it is composed entirely of independent directors. Prior to our annual meeting of shareholders, we will create a nominating/corporate governance committee of our Board of Directors and appoint at least one independent director to both the new nominating/corporate governance committee and our existing compensation committee. Within 90 days of the completion of this offering, both the nominating/corporate governance committee and the compensation committee will be comprised of a majority of independent directors. Within one year after the completion of this offering, both committees will be comprised solely of independent directors. Since we have a classified Board of Directors, a majority of our directors will have to be independent no later than immediately after our annual shareholders meeting in 2005.

RELATED PARTY TRANSACTIONS

        Certain of our directors and their affiliates have engaged in transactions with us. Transactions with four of our directors, Ben David McDavid, Thomas F. "Mack" McLarty, Vernon E. Jordan, Jr. and Jeffrey I. Wooley are described below. These transactions primarily relate to long-term operating leases of facilities. This practice is fairly common in the automotive retail industry. Rent expense attributable to related parties was $10.0 million for the nine months ended September 30, 2003, and future minimum payments under related party long-term, non-cancelable operating leases as of September 30, 2003, were $92.4 million. We believe these transactions involved terms comparable to or more favorable to us than terms that would be obtained from an unaffiliated third party.

        We lease the following properties used by the Texas platform for dealership lots and offices from Mr. McDavid, his immediate family members and his affiliates:

  •
  properties leased from Mr. McDavid with an aggregate monthly rental fee of $189,000;

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  properties leased from David McDavid Family Properties, a partnership in which Mr. McDavid and his immediate family have a 100% ownership interest, for aggregate monthly rental fees of $90,000;

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  property leased from BroMac Inc., an "S" corporation in which Mr. McDavid and his immediate family have a 100% ownership interest, for a monthly rental fee of $1,500;

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  properties leased from Sterling Real Estate Partnership, a partnership in which Mr. McDavid and his immediate family have a 100% ownership interest, for aggregate monthly rental fees of $70,000;

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  property leased from Texas Coastal Properties, a partnership in which Mr. McDavid and his immediate family have a 100% ownership interest, for a monthly rental fee of $4,000; and

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  property leased from D.Q. Automobiles Inc., a corporation in which Mr. McDavid has a 100% ownership interest, for a monthly rental fee of $14,700.

        With respect to the above mentioned leases with Mr. McDavid, we have a purchase option to acquire the related properties. The purchase option, initially based on the aggregate appraised value, adjusts each year for changes in the Consumer Price Index. The purchase option of $51,856,350 as of September 30, 2003 can only be exercised in total. We currently have no intent to exercise this option.

        In addition, we lease the following properties from Mr. McDavid, his immediate family members and his affiliates:

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  property leased from McCreek Partners L.L.C., a limited liability corporation which is wholly owned by McCreek, Ltd., a partnership in which Mr. McDavid and his immediate family hold a 100% ownership interest, for a monthly rental fee of $5,300;

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  approximately ten acres of land in Frisco, Texas, leased from McFrisco Partners I, Ltd., an entity in which Mr. McDavid and his immediate family hold a 100% ownership interest, for a monthly rental fee of $60,000 per month from April 20, 2001, through October 31, 2001, and, beginning November 1, 2001, for a monthly rental fee of $80,000 plus 1% of the incurred construction costs of the new dealership facility until the construction is completed at which time the monthly rent will be increased to $90,000 a month plus 1% of the incurred construction costs, and is currently estimated to be approximately $182,000 per month; and

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  approximately three acres of land adjacent to our current Nissan dealership in Houston, Texas, for four years, rent-free. The land will be used in the operations of our Honda dealership. We estimate fair market rent over the four-year term (i.e., our savings to offset the above-market purchase price below) to be $275,000.

        In April 2002, we purchased from Mr. McDavid approximately two acres of land adjacent to our Honda dealership facility in Houston, Texas, for $2,000,000. The existing Honda facility will become the new home for our Nissan dealership, and we will construct an additional facility on these two acres for Nissan dealership expansion. The purchase price for the land is approximately $800,000 more than the appraised value. This difference in the purchase price is accounted for in part by competition with General Motors (Saturn) to purchase the property and in part by Mr. McDavid's agreement to lease us three acres adjacent to our Nissan dealership in Houston, Texas, rent-free, as described above. In March 2003, we sold, in connection with a sales/leaseback agreement, this property for $1,760,000. The sale price was equal to the book value of the property which was recorded net of the fair market value of the rent-free property mentioned above.

        In August 2002, we purchased approximately four acres of land in Plano, Texas, from Mr. McDavid for the construction of a new body shop for the appraised value of $1,700,000. In March 2003, we sold, in connection with a sales and leaseback agreement, this property for $1,760,000. The sale price was equal to the book value of the property.

        The Loomis Corporation, a corporation in which Mr. McDavid and his immediate family hold a 21% ownership interest, was paid approximately $565,000 for the nine months ended September 30, 2003 for advertising fees.

        We lease the following properties used by the Arkansas platform for dealership lots and offices from Mr. McLarty, his immediate family members and his affiliates:

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  property leased from NPF Holdings L.L.C., a limited liability company in which Mr. McLarty has a 58.5% ownership interest for a monthly rental fee of $64,491;

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  property leased from MHC Properties G.P., a partnership in which Mr. McLarty has an 85.5% ownership interest, for a monthly rental fee of $14,373;

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  property leased from Prestige Properties, GP, a partnership in which MHC Properties GP, of which Mr. McLarty owns 85.5%, holds a 68% ownership interest, for a monthly rental fee of $40,169;

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  property leased from Summerhill Partnership, L.P., a limited partnership in which Mr. McLarty has a 49.88% ownership interest, for a monthly rental fee of $33,290; and

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  property leased from McLarty Companies, an "S" corporation in which Mr. McLarty has a 100% ownership interest, for a monthly rental fee of $1,500.

        Mr. McLarty entered into a consulting agreement with us to provide management and consulting services for a term of three years beginning February 23, 1999. In February 2002, Mr. McLarty's consulting agreement was amended to extend the term of the agreement through May 2006 and to increase his annual compensation to $500,000.

        We lease two properties used by the Tampa Platform for dealership lots and offices from Mr. Wooley, for a monthly rental fee of $143,043.

        In the third quarter of 2003, we sold land to Mr. Wooley and entered into an agreement where he will construct a parking lot for our Hyundai facility and lease back the property to us. The sale price of the land of $823,000 was equal to the purchase price paid for the land in January 2003. We are accounting for these transactions as operating leases. The annual rental fee is equal to 10% of the purchase price of the land plus incurred construction costs. As of September 30, 2003, the monthly rental fee was $8,271 and, once construction is complete, the monthly rental fee is estimated to be $12,500.

        In the third quarter 2003, we entered in an agreement with Mr. Wooley for the construction of a new dealership facility for our existing Nissan store. The annual rental fee is equal to 10% of the incurred construction costs of the new facility. As of September 30, 2003, the monthly rental fee was $1,109 and, once construction is complete, the monthly rental fee is estimated to be $20,833.

        During the nine-month period ending September 30, 2003, we paid $41,000 in legal fees to Akin, Gump, Strauss, Hauer & Feld, L.L.P., a law firm in which Mr. Jordan was Of Counsel.

Other Related Party Transactions

        During 2003 we acquired one dealership location (which included five franchises) for $8.4 million in cash, funded from our Committed Credit Facility. The seller was the president of one of our platforms.

        We believe that all the above-mentioned transactions involve terms that would be comparable to terms obtained from an unaffiliated third party.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital

        Our authorized capital stock consists of 90 million shares of common stock, par value $.01 per share, and 10 million shares of preferred stock, par value $.01 per share. Both prior to and after the consummation of this offering, we will have 32,434,409 shares of common stock outstanding and no shares of preferred stock outstanding.

        Common Stock.    Subject to the rights of any then outstanding shares of preferred stock, the holders of the common stock are entitled to such dividends as may be declared in the discretion of our board of directors out of funds legally available therefor. Holders of common stock are entitled to share ratably in our net assets upon liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding. The holders of common stock have no preemptive rights to purchase shares of our stock. Shares of our common stock are not subject to any redemption provisions and are not convertible into any other of our securities. All outstanding shares of common stock are, and the shares of common stock to be issued pursuant to the offering will be upon payment therefor, fully paid and non-assessable.

        Preferred Stock.    Preferred stock may be issued from time to time by the board of directors in one or more series. Subject to the provisions of our charter and limitations prescribed by law, the board of directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares and to change the number of shares constituting any series and to provide for or change the voting powers, designations, preferences and relative participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any series of the preferred stock, in each case without any further action or vote by the shareholders. One of the effects of undesignated preferred stock may be to enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of the preferred stock pursuant to the board of directors' authority described above may adversely affect the rights of the holders of common stock. For example, preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock or may otherwise adversely affect the market price of the common stock.

Certain Anti-takeover and Other Provisions of the Charter and Bylaws

        Limitations on Removal of Directors.    Shareholders may remove a director only for cause upon the affirmative vote of holders of at least 80% of the voting power of the outstanding shares of common stock. In general, the board of directors, and not our shareholders, will have the right to appoint persons to fill vacancies on our board of directors.

        Our Shareholders May Not Act by Written Consent.    Our corporate charter provides that any action required or permitted to be taken by our shareholders must be taken at a duly called annual or special shareholders' meeting. Special meetings of the shareholders may be called only by a majority of the board of directors or by the chairman of our board of directors, either on his or her own initiative or at the request of shareholders collectively holding at least 50% of the outstanding common stock.

        Advance Notice Procedures.    Our by-laws establish an advance notice procedure for shareholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our shareholders. Our shareholder notice procedure provides that only persons who are nominated by, or at the direction of, our board of directors, or by a shareholder who has given timely written notice to our secretary prior to the meeting at which directors are to be elected, will be eligible for election as our directors. Our shareholder notice procedure also provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, our board of directors, or by a shareholder who has given timely written notice to our secretary of such shareholder's intention to bring such business before such meeting. Under our shareholder notice procedure, for notice of shareholder nominations to be made at an annual meeting to be timely, such notice must be received by our secretary not later than the close of business on the 90th calendar day nor earlier than the 120th calendar day prior to the first anniversary of the preceding year's annual meeting, except that, in the event that the date of our annual meeting of shareholders is more than 30 calendar days before or more than 60 calendar days after such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the close of business on the 120th calendar day prior to such annual meeting and not later than the close of business on the later of the 90th calendar day prior to such annual meeting or the 10th calendar day following the day on which public announcement of such annual meeting is first made by us.

        Notwithstanding the foregoing, in the event that the number of directors to be elected to our board of directors is increased and there is no public announcement by us naming all of the nominees for director or specifying the size of our increased board of directors at least 100 calendar days prior to the first anniversary of the preceding year's annual meeting, a shareholder's notice also will be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to our secretary not later than the close of business on the 10th calendar day following the day on which such public announcement is first made by us. Under our shareholder notice procedure, for notice of a shareholder nomination to be made at a special meeting at which directors are to be elected to be timely, such notice must be received by us not earlier than the close of business on the 120th calendar day prior to such special meeting and not later than the close of business on the later of the 90th calendar day prior to such special meeting or the 10th calendar day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by our board of directors to be elected at such meeting.

        In addition, under our shareholder notice procedure, a shareholder's notice to us proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain the information required by our by-laws.

        Notwithstanding the above, if the shareholder (or a qualified representative of the shareholder) does not appear at the annual or special meeting of shareholders to present a nomination or business, the nomination will be disregarded and the proposed business will not be transacted, notwithstanding that proxies in respect of the vote may have been received by us.

        Amendment.    Our charter provides that the affirmative vote of the holders of at least 80% of our voting stock then outstanding, voting together as a single class, is required to amend provisions of the charter relating to the number, election and term of our directors; the nomination of director candidates and the proposal of business by shareholders; the filling of vacancies; and the removal of directors. Our charter further provides that the related by-laws described above, including the shareholder notice procedure, may be amended only by our board of directors or by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of voting stock, voting together as a single class.

        Business Combinations under Delaware Law.    We are a Delaware corporation and are subject to section 203 of the Delaware General Corporation Law. In general, section 203 prevents an "interested shareholder" (defined generally as a person owning 15% or more of our outstanding voting stock) from engaging in a merger, acquisition or other "business combination" (as defined in section 203) with us for three years following the time that person becomes an interested shareholder unless:

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  before that person became an interested shareholder, our board of directors approved the transaction in which the interested shareholder became an interested shareholder or approved the business combination;

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  upon completion of the transaction that resulted in the interested shareholder becoming an interested shareholder, the interested shareholder owns at least 85% of the voting stock outstanding at the time the transaction commenced (excluding stock held by our directors who are also officers and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

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  following the transaction in which that person became an interested shareholder, the business combination is approved by our board of directors and authorized at a meeting of shareholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock not owned by the interested shareholder. Under section 203, these restrictions also do not apply to specified types of business combinations proposed by an interested shareholder if:

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  the business combination proposed by the interested shareholder follows the announcement or notification of an extraordinary transaction involving us and a third person who was not an interested shareholder during the previous three years or who became an interested shareholder with the approval of a majority of our directors; and

  •
  the extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested shareholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office.

        Shareholders Agreement.    On March 1, 2002, we entered into a shareholders agreement with Asbury Automotive Holdings L.L.C. and certain platform principals, consisting of the former owners of our platforms and members of their management teams. Prior to this offering, Asbury Automotive Holdings owns 54.1% of our common stock and the platform principals collectively own 26.7% of our common stock. Under the shareholders agreement, the platform principals are required to vote their shares in accordance with Asbury Automotive Holdings' instructions with respect to:

  •
  persons nominated by Asbury Automotive Holdings to our board of directors (and persons nominated in opposition to Asbury Automotive Holdings' nominees); and

  •
  any matter to be voted on by the holders of our common stock, whether or not the matter was proposed by Asbury Automotive Holdings.

The platform principals have the right to cause Asbury Automotive Holdings to vote for at least one platform principal nominee to the board of directors if the total number of directors (excluding directors that are our employees) on the board of directors is six or less and at least two platform principal nominees if such number of directors is more than six.

        Ripplewood Partners L.P.'s representatives on our Board of Directors are Timothy C. Collins and Ian K. Snow. We were formed in 1994 by then-current management and Ripplewood Investments L.L.C. (formerly known as Ripplewood Holdings L.L.C.), the general partner of Ripplewood Partners L.P. Mr. Collins founded Ripplewood Holdings in 1995 and continues to serve as its senior managing director and chief executive officer and Mr. Snow joined Ripplewood Holdings in 1995 and he is currently a managing director. Mr. Collins and Mr. Snow expressly disclaim beneficial ownership of any shares held by Ripplewood Partners L.P. except to the extent of their pecuniary interest in them. Mr. Collins has served as a member of our Board of Directors and Compensation Committee since 1996 and Mr. Snow has served as member of our Board of Directors and the

Chairman of our Compensation Committee since 1996. Mr. Collins and Mr. Snow do not receive a retainer or fees for service on our Board of Directors or Compensation Committee.

        Each of the voting obligations in favor of Asbury Automotive Holdings and the platform principals described above will terminate on the first to occur of:

  •
  March 13, 2007, the fifth anniversary of the date of our initial public offering;

  •
  two years after the first date on which Asbury Automotive Holdings' share of the ownership of our outstanding common stock falls below 20%; and

  •
  the first date on which Asbury Automotive Holdings' share of the ownership of our outstanding common stock falls below 5%.

        Pursuant to the shareholders agreement, we granted Asbury Automotive Holdings L.L.C. certain registration rights, in which we agreed that, subject to certain limitations, we would register for resale under the Securities Act of 1933, as amended, the shares of our common stock owned by them. This prospectus covers the offer and sale of                           shares of our common stock by the selling stockholders.

        Pursuant to those registration rights provisions, we agreed to indemnify the selling stockholders against liabilities arising out of any actual or alleged material misstatements or omissions in the registration statement that we have filed relating to this offering or in this prospectus, other than liabilities arising from information supplied by the selling stockholders for use in connection with the registration statement or this prospectus. The selling stockholders have agreed to indemnify us against liabilities arising out of any actual or alleged material misstatements or omissions in the registration statement or in this prospectus to the extent that the misstatements or omissions were made in reliance upon written information furnished to us or by the selling stockholders expressly for use in connection with the registration statement or this prospectus.

        Under those registration rights provisions, in general, we are responsible for paying the expenses of registration (other than underwriting discounts and commissions on the sale of shares), including the fees and expenses of counsel to the selling stockholders.

Limitation of Liability of Officers and Directors—Indemnification

        Delaware law authorizes corporations to limit or eliminate the personal liability of officers and directors to corporations and their shareholders for monetary damages for breach of officers' and directors' fiduciary duties of care. The duty of care requires that, when acting on behalf of the corporation, officers and directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, officers and directors are accountable to corporations and their shareholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission. The charter limits the liability of our officers and directors to us or our shareholders to the fullest extent permitted by Delaware law. Specifically, our officers and directors will not be personally liable for monetary damages for breach of an officer's or director's fiduciary duty in such capacity, except for liability (i) for any breach of the officer's or director's duty of loyalty to us or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the officer and director derived an improper personal benefit.

Transfer Agent and Registrar

        The transfer agent and registrar of the common stock is EquiServe Trust Company, N.A.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth certain information as of January 15, 2004, with respect to the beneficial ownership of our outstanding common stock by (i) stockholders known by us to own beneficially more than 5% of our outstanding common stock, (ii) each director, (iii) each executive officer, and (iv) all directors and executive officers as a group. The selling stockholders listed in the table below have indicated their intention to sell the number of shares of our common stock set forth below:

	Common Stock Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering Without Over-Allotment
			Shares Sold in the Offering
Name of Beneficial Owner
	Shares	Percent(25)		Number		Percent(25)
Principal Stockholders
Ripplewood Partners L.P.(1)	8,954,900	27.6%	3,637,300	5,317,600	(26)	16.4	%(26)
Freeman Spogli & Co.(2)(3)	8,595,843	26.5%	3,491,459	5,104,384	(27)	15.7%	(27)
Current Directors
Kenneth B. Gilman(4)(5)	517,767	1.6%	0	517,767		1.6%
Timothy C. Collins(6)(7)	0	*	0	0		*
Jeffrey I. Wooley(4)	1,397,590	4.3%	570,919	826,671		2.5%
Ben David McDavid(4)(8)	1,075,093	3.3%	439,178	635,915		2.0%
Thomas F. McLarty(4)	454,114	1.4%	185,507	268,607		*
Thomas C. Israel(4)(9)	70,500	*	0	70,500		*
Vernon E. Jordan(4)(9)	1,000	*	0	1,000		*
Philip F. Maritz(4)(9)	1,000	*	0	1,000		*
Ian K. Snow(6)	0	*	0	0		*
John M. Roth(3)(10)	0	*	0	0		*
Michael J. Durham(4)	0	*	0	0		*
Named Officers Who Are Not Directors
Robert D. Frank(4)(11)	40,404	*	0	40,404		*
Philip R. Johnson(4)(12)	33,598	*	0	33,598		*
Lynne A. Burgess(4)(13)	5,000	*	0	5,000		*
J. Gordon Smith(4)	0	*	0	0		*
All directors and executive officers of Asbury as a group (15 persons)	3,596,065	10.9%	1,195,604	2,400,461		7.3%
Other Selling Stockholders
Dealer Group, LLC(14)	1,381,217	4.3%	559,247	821,970		2.5%
C.V. Nalley, III(4)(15)	1,361,769	4.2%	0	1,361,769		4.2%
John R. Capps(4)	538,972	1.7%	220,172	318,800		*
Luther W. Coggin(4)(16)	461,421	1.4%	188,492	272,929		*
Buddy Hutchinson(17)	403,369	1.2%	164,777	238,592		*
Robert E. Gray(4)(18)	331,196	1.0%	134,552	196,644		*
CNC Automotive, LLC(4)(19)	291,939	*	92,259	199,680		*
William L. Childs, Sr.(4)(20)	158,450	*	152,930	5,520		*
Thomas R. Gibson(4)(21)	106,446	*	45,840	60,606		*
Dave Wegner(22)	76,835	*	76,835	0		*
Noel E. Daniels(4)(23)	50,770	*	15,829	34,941		*
Nancy D. Noble(4)(24)	48,170	*	16,789	31,381		*
Steve M. Inzinna(4)	19,375	*	7,915	11,460		*

(*)
Denotes less than one percent of our common stock.

(1)
Represents shares owned by Asbury Automotive Holdings L.L.C., Ripplewood Partners L.P. is the owner of approximately 51% of the membership interests of Asbury Automotive Holdings L.L.C. and is deemed to be a member of a group that owns the shares of Asbury Automotive Holdings L.L.C., and is a party to the shareholders agreement described below. The address of Ripplewood Partners, L.P. is One Rockefeller Plaza, 32nd Floor, New York, NY 10020.

(2)
Represents shares owned by Asbury Automotive Holdings L.L.C., FS Equity Partners III, L.P., FS Equity Partners International L.P. and FS Equity Partners IV, L.P., investment funds affiliated with Freeman Spogli & Co., are the owners of approximately 49% of the membership interests of Asbury Automotive Holdings L.L.C. and are deemed to be members of a group that own the shares of Asbury Automotive Holdings L.L.C., and are parties to the shareholders agreement described below. The business address of Freeman Spogli & Co., FS Equity Partners III, FS Equity Partners IV is 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025. The business address of FS Equity Partners International L.P. is c/o Paget-Brown & Company, Ltd., West Winds Building, Third Floor, Grand Cayman, Cayman Islands, British West Indies.

(3)
Address: c/o Freeman Spogli & Co. Inc. at 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, CA 90025.

(4)
Address: c/o our principal executive offices at 3 Landmark Square, Suite 500, Stamford, CT 06901.

(5)
Includes 491,667 shares issuable upon exercise of options exercisable within 60 days of the date of this offering.

(6)
Does not include 17,550,743 shares of common stock held by Asbury Automotive Holdings L.L.C. an entity in which Ripplewood Investments L.L.C. holds an ownership interest of approximately 51%. Mr. Collins is the chief executive officer of Ripplewood Investments L.L.C. Both Mr. Collins and Mr. Snow expressly disclaim beneficial ownership of any shares held by Ripplewood Investments L.L.C. except to the extent of their pecuniary interests in them.

(7)
Address: c/o Ripplewood Investments L.L.C. at One Rockefeller Plaza, 32nd Floor, New York, NY 10020.

(8)
Includes 754,867 shares of common stock held by DMCD Autos Irving, Inc. and 320,226 shares of common stock held by DMCD Autos Houston, Inc.

(9)
Includes 1,000 shares issuable upon exercise of options which have vested and were granted in connection with director compensation.

(10)
Does not include 17,550,743 shares of common stock held of record by Asbury Automotive Holdings L.L.C., an entity in which investment funds affiliated with Freeman Spogli & Co., as described in Footnote (2), hold approximately a 49% ownership interest. Mr. Roth is a director, member, partner or executive officer of the general partners of each of these investment funds. Mr. Roth expressly disclaims beneficial ownership of any shares held by such investment funds except to the extent of his pecuniary interest in them.

(11)
Includes 40,404 shares issuable upon exercise of options exercisable within 60 days of the date of this offering.

(12)
Includes 23,598 shares issuable upon exercise of options exercisable within 60 days of the date of this offering.

(13)
Includes 5,000 shares issuable upon exercise of options exercisable within 60 days of the date of this offering.

(14)
Dealer Group, LLC is owned by the following persons in the percentages indicated: SLT/Tag, Inc. (92.8%), Dan Powell (1.8%), John Francis (4.3%) and Brian Perko (1.1%). Scott Thomason owns 100% of SLT/Tag, Inc. Also includes 10,101 shares issuable to Dan Powell upon exercise of options exercisable within 60 days of the date of this offering. Address: c/o Morris Galen, Tonkon Torp L.L.P., 1600 Pioneer Tower, 888 SW Fifth Ave., Portland, OR 97204.

(15)
Includes 1,010 shares issuable upon exercise of options exercisable within 60 days of the date of this offering.

(16)
Includes 36,135 shares of common stock held by the Cindy S. Coggin 1999 ATT Trust, 36,135 shares of common stock held by the Christy C. Hayden 1999 ATT Trust and 36,135 shares of common stock held by the Tracey C. Hawkins 1999 ATT Trust.

(17)
Represents 403,369 shares owned by Buddy Hutchinson Cars, Inc. Buddy Hutchinson Cars, Inc. is 100% owned by Buddy Hutchinson. Address: 5100 Sunbeam Rd., Suite 1, Jacksonville, FL 32257.

(18)
Includes 1,818 shares issuable upon exercise of options exercisable within 60 days of the date of this offering.

(19)
CNC Automotive, LLC is owned by the following entities in the percentages indicated: CAC (95%) and CAR (5%). CAC is owned by the following persons in the percentages indicated: Ed Hillis (15.46%), Kevin Hand (21.93%), Michael Kearney (27.07%), Morgan Mann (20.14%), Ron Hodges (3.42%) and Damian Mills (11.98%). Billy Eddleman owns 100% of CAR. In addition, the following persons have an option to buy the number of shares set forth following their name, which shares are issuable upon exercise of options exercisable within 60 days of the date of this offering: Ed Hillis (3,637 shares), Kevin Hand (1,616 shares), Michael Kearney (40,404 shares), Morgan Mann (8,181 shares) and Ron Hodges (5,455 shares).

(20)
Represents 152,930 shares owned by Childs & Associates, Inc. William L. Childs, Sr. owns 100% of Childs & Associates, Inc. Also Includes 2,020 shares issuable upon exercise of options exercisable within 60 days of the date of this offering.

(21)
Includes 60,606 shares issuable upon exercise of options exercisable within 60 days of the date of this offering.

(22)
Address: 708 Pine Hollow Dr., Friendswood, TX 77546.

(23)
Includes 2,020 shares issuable upon exercise of options exercisable within 60 days of the date of this offering.

(24)
Includes 7,071 shares issuable upon exercise of options exercisable within 60 days of the date of this offering.

(25)
Based on 32,434,409 shares of our common stock outstanding as of January 15, 2004.

(26)
Assuming the underwriters exercise the over-allotment option, Ripplewood Partners L.P. would beneficially own 4,552,256 shares of common stock, or 14.0%.

(27)
Assuming the underwriters exercise the over-allotment option, Freeman Spogli & Co. would beneficially own 4,369,728 shares of common stock, or 13.5%.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS OF COMMON STOCK

        The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock that may be relevant to you if you are a non-U.S. Holder. As used in this discussion, the term "non-U.S. Holder" means any person or entity that is, for U.S. federal income tax purposes, a foreign corporation, a nonresident alien individual, a foreign partnership or a foreign estate or trust. This discussion is based on current law, which is subject to change, possibly with retroactive effect, or different interpretations. This discussion is limited to non-U.S. Holders who hold shares of our common stock as capital assets. Moreover, this discussion is for general information only and does not address all the tax consequences that may be relevant to you in light of your personal circumstances, nor does it discuss special tax provisions that may apply to you if you relinquished U.S. citizenship or residence.

        If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens.

        EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY U.S. STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION.

Dividends

        If dividends are paid, as a non-U.S. Holder, you will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To claim the benefit of a lower rate under an income tax treaty, you must properly file with the payor an Internal Revenue Service Form W-8BEN, or successor form, certifying your status as a non-U.S. person and claiming an exemption from or reduction in withholding under the applicable tax treaty. In addition, where dividends are paid to a non-U.S. Holder that is a partnership or other pass-through entity, persons holding an interest in that entity may need to provide certification claiming an exemption or reduction in withholding under the applicable treaty.

        If dividends are considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment of yours, those dividends will not be subject to withholding tax, but instead will be subject to U.S. federal income tax on a net basis at applicable graduated individual or corporate rates, provided an Internal Revenue Service Form W-8ECI, or successor form, is filed with the payor. If you are a foreign corporation, any effectively connected dividends may, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

        You must comply with the certification procedures described above or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures, directly or, under certain circumstances, through an intermediary, to obtain the benefits of a reduced rate under an income tax treaty with respect to dividends paid with respect to our common stock. In addition, if you are required to provide an Internal Revenue Service Form W-8ECI or successor form, as discussed above, you must also provide your tax identification number.

        If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

        As a non-U.S. Holder, you generally will not be subject to U.S. federal income tax on any gain recognized on the sale or other disposition of our common stock unless:

  •
  the gain is considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, is attributable to a U.S. permanent establishment of yours (and, in which case, if you are a foreign corporation, you may be subject to an additional branch profits tax equal to 30% or such lower rate as may be specified by an applicable income tax treaty);

  •
  you are an individual who holds our common stock as a capital asset and are present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met; or

  •
  we are or have been a "United States real property holding corporation," or a USRPHC, for U.S. federal income tax purposes, and you held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of the common stock and you are not eligible for any treaty exemption. We believe that we are not currently, and are not likely to become, a USRPHC.

Federal Estate Tax

        If you are an individual, our common stock held at the time of your death will be included in your gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

        Current U.S. federal tax law provides for reductions in U.S. federal estate tax through 2009 and the elimination of such estate tax entirely in 2010. Under this law, such estate tax would be fully reinstated, as in effect prior to the reductions, in 2011, unless further legislation is enacted.

Information Reporting and Backup Withholding Tax

        We must report annually to the Internal Revenue Service and to each of you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements.

        Backup withholding tax may also apply to payments made to you on or with respect to our common stock unless you certify your non-U.S. status or otherwise establish an exemption and certain other conditions are satisfied.

        Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through U.S.-related financial intermediaries unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or the holder otherwise establishes an exemption.

        Payment of the proceeds from the sale of common stock effected at a foreign office of a broker will generally not be subject to information reporting or backup withholding. However, a sale of common stock that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

  •
  the proceeds are transferred to an account maintained by you in the United States,

  •
  the payment of proceeds or the confirmation of the sale is mailed to you at a U.S. address, or

  •
  the sale has some other specified connection with the United States, as provided in U.S. Treasury Regulations.

        In addition, a sale of common stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

  •
  a U.S. person,

  •
  a controlled foreign corporation for U.S. tax purposes,

  •
  a foreign person 50% or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period, or

  •
  a foreign partnership, if at any time during its tax year:

  •
  one or more of its partners are "U.S. persons" who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

  •
  such foreign partnership is engaged in the conduct or a U.S. trade or business.

        Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your U.S. federal income tax liability provided that the required procedures are followed.

UNDERWRITING

        Asbury, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.

Total

        The Underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

        If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional             shares from certain selling stockholders. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

        The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase             additional shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

        Shares sold by the underwriters to the public will be offered at the price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $         per share from the public offering price. If all the shares are not sold at the offering price, the representatives may change the offering price and the other selling terms.

        Asbury, Asbury Automotive Holdings L.L.C. and the selling stockholders have agreed with the underwriters that they will not, without the prior consent of Goldman, Sachs & Co., dispose of any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days thereafter with respect to Asbury and Asbury Automotive Holdings L.L.C., and nine months thereafter with respect to the selling stockholders other than Asbury Automotive Holdings L.L.C., subject to an exception that permits Asbury to issue a number of shares equal to 10% of the total number of common shares outstanding immediately after this offering in connection with acquisitions, provided that the recipients of those shares agree to be bound by the lock-up provisions for the duration of the 90 days. These lock-up agreements do not apply to grants by Asbury under existing employee benefit plans.

        In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from Asbury or the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of the underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

        Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the Closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

        The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the Shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the shares to the public in Singapore.

        Each underwriter has acknowledged and agreed that the securities have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law. As part of the offering, the underwriters may offer securities in Japan to a list of 49 offerees in accordance with the above provisions.

        Asbury and the selling shareholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $592,435.

        Asbury and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

        Certain of the underwriters or their affiliates have provided from time to time, and may provide in the future, investment, commercial banking, derivatives and financial advisory services to Asbury and its affiliates in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions.

AVAILABLE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-3 with respect to the common stock offered in this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to that registration statement. For further information with respect to us and the common stock, we refer you to the registration statement and its exhibits. We also file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Our Securities and Exchange Commission filings are available to the public over the Internet at the Securities and Exchange Commission's website at www.sec.gov. You may also read and copy any document we file with the Securities and Exchange Commission at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. We maintain a website at www.asburyauto.com. The information contained on our website is not incorporated by reference in this prospectus and you should not consider it a part of this prospectus.

INCORPORATION BY REFERENCE

        We are incorporating by reference the information that we file with the SEC, which means that we are disclosing important information to you in those documents. The information incorporated by reference is an important part of this prospectus, and the information that we subsequently file with the SEC will automatically update and supercede information in this prospectus and in our other filings with the SEC. We incorporate by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (other than information furnished pursuant to Item 9 or Item 12 of any Current Report on Form 8-K) until we sell all of the common stock offered by this prospectus. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed below or filed in the future, that are not deemed "filed" with the SEC, including any information furnished pursuant to Items 9 or 12 of Form 8-K.

  •
  Annual Report on Form 10-K for the year ended December 31, 2002, except for the financial statements and supplementary data included in Item 8, which has been amended pursuant to a Current Report on Form 8-K filed on December 12, 2003;

  •
  Proxy Statement filed on April 9, 2003;

  •
  Quarterly Reports on Form 10-Q for the periods ended March 31, 2003, June 30, 2003 and September 30, 2003;

  •
  Current Reports on Form 8-K filed on February 28, 2003, April 25, 2003, April 30, 2003, July 11, 2003, July 30, 2003, July 31, 2003, September 17, 2003, October 9, 2003, October 15, 2003, October 30, 2003, November 4, 2003, December 2, 2003, December 12, 2003, December 23, 2003 and January 20, 2004; and

  •
  The description of our capital stock contained in the Registration Statement on Form S-1 dated March 13, 2002.

        Any statement contained in this prospectus, or in a document all or a portion of which is incorporated by reference in this prospectus, will be deemed to be modified or superceded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supercedes the statement. Any such statement or document so modified or superceded will not be deemed, except as so modified or superceded, to constitute a part of this prospectus.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and telephone number:

Asbury Automotive Group, Inc.
Three Landmark Square, Suite 500
Stamford, CT 06901
Telephone: (203) 356-4400

VALIDITY OF THE SHARES

        The validity of the shares of common stock offered hereby will be passed upon for us by Lynne A. Burgess, our general counsel, and Cravath, Swaine & Moore LLP, New York, New York and for the underwriters by Sullivan & Cromwell LLP, New York, New York.

EXPERTS

        The consolidated financial statements as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in method of accounting for goodwill as of January 1, 2002, to conform to Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets"), and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        With respect to the unaudited interim consolidated financial information for the periods ended March 31, 2003 and 2002 and June 30, 2003 and 2002 which are incorporated herein by reference, and for the periods ended September 30, 2003 and 2002 which are included in and incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, and June 30, 2003, and incorporated by reference herein, and for the quarter ended September 30, 2003 included in and incorporated herein by reference in the registration statement on Form S-3, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim consolidated financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEPENDENT ACCOUNTANTS' REPORT

To the Shareholders of Asbury Automotive Group, Inc.:

        We have reviewed the accompanying condensed consolidated balance sheet of Asbury Automotive Group, Inc. and subsidiaries ("the Company") as of September 30, 2003, and the related condensed consolidated statements of income for the three-month and nine-month periods ended September 30, 2003 and 2002, and of cash flows for the nine-month periods ended September 30, 2003 and 2002. These interim financial statements are the responsibility of the Company's management.

        We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

        Based on our reviews, we are not aware of any material modifications that should be made to such condensed consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

        We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of Asbury Automotive Group, Inc. and subsidiaries as of December 31, 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended (not presented herein); and in our report dated February 25, 2003 (which includes an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets"), we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2002 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

/s/ Deloitte & Touche LLP

Stamford, Connecticut
October 30, 2003

ASBURY AUTOMOTIVE GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	September 30, 2003	December 31, 2002
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$48,804	$22,613
Contracts-in-transit	86,380	91,190
Current portion of restricted marketable securities	1,591	1,499
Accounts receivable (net of allowance of $2,218 and $2,122)	112,050	96,090
Inventories	560,268	591,839
Deferred income taxes	8,565	9,044
Prepaid and other current assets	38,840	37,314

Total current assets	856,498	849,589
PROPERTY AND EQUIPMENT, net	259,553	257,305
GOODWILL	464,763	402,133
RESTRICTED CASH AND MARKETABLE SECURITIES	2,974	4,892
OTHER ASSETS	62,620	61,866
ASSETS HELD FOR SALE	29,685	29,859

Total assets	$1,676,093	$1,605,644

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Floor plan notes payable	$488,502	$528,591
Current maturities of long-term debt	31,855	36,412
Accounts payable	40,924	40,120
Accrued liabilities	86,910	77,325

Total current liabilities	648,191	682,448
LONG-TERM DEBT	503,949	438,740
DEFERRED INCOME TAXES	32,170	29,972
OTHER LIABILITIES	15,658	15,580
LIABILITIES ASSOCIATED WITH ASSETS HELD FOR SALE	21,596	11,953
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
Preferred stock, $.01 par value, 10,000,000 shares authorized	—	—
Common stock, $.01 par value, 90,000,000 shares authorized, 34,019,147 and 34,000,000 shares issued, including shares held in treasury, respectively	340	340
Additional paid-in capital	411,016	410,718
Retained earnings	58,259	22,645
Treasury stock, at cost; 1,590,013 and 772,824 shares held, respectively	(15,064)	(6,630)
Accumulated other comprehensive loss	(22)	(122)

Total stockholders' equity	454,529	426,951

Total liabilities and stockholders' equity	$1,676,093	$1,605,644

See Notes to Consolidated Financial Statements.

ASBURY AUTOMOTIVE GROUP, INC.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)
(Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2003	2002	2003	2002
REVENUES:
New vehicle	$786,042	$722,851	$2,184,833	$2,007,252
Used vehicle	319,028	306,033	915,845	887,247
Parts, service and collision repair	143,032	128,429	411,858	373,941
Finance and insurance, net	37,366	33,289	100,497	87,721

Total revenues	1,285,468	1,190,602	3,613,033	3,356,161

COST OF SALES:
New vehicle	729,376	665,833	2,024,555	1,842,927
Used vehicle	291,316	278,866	833,003	806,393
Parts, service and collision repair	66,701	61,437	193,939	176,996

Total cost of sales	1,087,393	1,006,136	3,051,497	2,826,316

GROSS PROFIT	198,075	184,466	561,536	529,845
OPERATING EXPENSES:
Selling, general and administrative	150,559	139,148	437,419	403,284
Depreciation and amortization	5,141	4,549	15,007	14,280

Income from operations	42,375	40,769	109,110	112,281

OTHER INCOME (EXPENSE):
Floor plan interest expense	(4,633)	(4,368)	(14,263)	(13,059)
Other interest expense	(10,087)	(10,074)	(30,038)	(28,748)
Interest income	188	283	450	945
Net losses from unconsolidated affiliates	—	—	—	(100)
Loss on sale of assets, net	(95)	(45)	(454)	(48)
Other, net	(79)	224	10	(114)

Total other expense, net	(14,706)	(13,980)	(44,295)	(41,124)

Income before income taxes and discontinued operations	27,669	26,789	64,815	71,157
INCOME TAX EXPENSE:
Income tax expense	10,503	10,695	25,287	22,732
Tax adjustment upon conversion from a L.L.C. to a corporation	—	—	—	11,553

Total income tax expense	10,503	10,695	25,287	34,285

Income from continuing operations	17,166	16,094	39,528	36,872
DISCONTINUED OPERATIONS, net of tax	(922)	(1,450)	(3,914)	(4,286)

Net income	$16,244	$14,644	$35,614	32,586

PRO FORMA TAX (BENEFIT) EXPENSE:
Pro forma income tax expense				5,588
Tax adjustment upon conversion from a L.L.C. to a corporation				(11,553)

Tax affected pro forma net income				$38,551

EARNINGS PER COMMON SHARE:
Basic	$0.50	$0.43	$1.09	$0.99

Diluted	$0.50	$0.43	$1.09	$0.99

PRO FORMA EARNINGS PER COMMON SHARE:
Basic				$1.17

Diluted				$1.17

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic	32,419	34,000	32,721	32,813

Diluted	32,612	34,001	32,761	32,834

See Notes to Consolidated Financial Statements.

ASBURY AUTOMOTIVE GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)
(Unaudited)

	For the Nine Months Ended September 30,
	2003	2002
CASH FLOW FROM OPERATING ACTIVITIES:
Net income	$35,614	$32,586
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	15,007	14,280
Depreciation and amortization from discontinued operations	1,271	3,218
Change in allowance for doubtful accounts	96	(78)
(Gain) loss on sale of discontinued operations	(297)	966
Deferred income taxes	2,618	14,754
Loss from unconsolidated affiliates, net	—	100
Loss on sale of assets	454	48
Amortization of deferred finance fees	3,933	3,212
Change in operating assets and liabilities, net of effects from acquisitions and divestitures—
Contracts-in-transit	4,810	12,441
Accounts receivable, net	(30,938)	(25,731)
Proceeds from the sale of accounts receivable	15,023	12,597
Inventories	60,517	14,030
Floor plan notes payable	(62,525)	(30,823)
Accounts payable and accrued liabilities	16,860	14,274
Other	5,621	4,007

Net cash provided by operating activities	68,064	69,881

CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures	(33,434)	(38,102)
Proceeds from the sale of assets	682	1,380
Proceeds from the sale of discontinued operations	7,845	4,838
Acquisitions	(72,378)	(14,588)
Maturity of restricted marketable securities	1,826	1,826
Purchase of restricted asset	(750)	—
Net issuance of finance contracts	(2,818)	(276)
Other investing activities	—	(752)

Net cash used in investing activities	(99,027)	(45,674)

CASH FLOW FROM FINANCING ACTIVITIES:
Distributions to members	(3,010)	(11,680)
Contributions	—	800
Repayments of debt	(32,339)	(352,362)
Proceeds from borrowings	100,689	272,629
Proceeds from initial public offering, net	—	65,415
Payment of debt issuance costs	—	(7,875)
Proceeds from the exercise of stock options	248	—
Purchase of treasury stock	(8,434)	—

Net cash provided by (used in) financing activities	57,154	(33,073)

Net increase (decrease) in cash and cash equivalents	26,191	(8,866)
CASH AND CASH EQUIVALENTS, beginning of period	22,613	60,506

CASH AND CASH EQUIVALENTS, end of period	$48,804	$51,640

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for—
Interest	$35,826	$32,639

Income taxes	$13,287	$15,534

See Notes to Consolidated Financial Statements.

ASBURY AUTOMOTIVE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:

        The consolidated balance sheet at September 30, 2003, the consolidated statements of income for the three-month and nine-month periods ended September 30, 2003 and 2002, and the consolidated statements of cash flows for the nine-month periods ended September 30, 2003 and 2002, are unaudited. In the opinion of management, all adjustments necessary to present fairly the financial position, results of operations and cash flows for the interim periods were made. Certain items in the prior year's financial statements were reclassified to conform to the current financial statement presentation. Due to seasonality and other factors, the results of operations for interim periods are not necessarily indicative of the results that would be realized for the entire year. All significant intercompany balances and transactions have been eliminated in consolidation.

        Certain information and footnote disclosures, normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America, were omitted. Accordingly, these consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's annual report on Form 10-K for the year ended December 31, 2002.

2. INVENTORIES

        Inventories consisted of the following:

	September 30, 2003	December 31, 2002
	(In thousands)
New vehicles	$422,818	$464,501
Used vehicles	95,142	86,392
Parts, accessories and other	42,308	40,946

	$560,268	$591,839

3. EARNINGS PER SHARE

        Basic earnings per share is computed by dividing net income by the weighted average common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average common shares and common share equivalents outstanding during the period.

        The following table sets forth the computation of basic and diluted earnings per common share:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2003	2002	2003	2002
	(In thousands, except per share data)
Net income applicable to common shares:
Continuing operations	$17,166	$16,094	$39,528	$36,872
Discontinued operations	(922)	(1,450)	(3,914)	(4,286)

	$16,244	$14,644	$35,614	$32,586

Earnings per share:
Basic—
Continuing operations	$0.53	$0.47	$1.21	$1.12
Discontinued operations	(0.03)	(0.04)	(0.12)	(0.13)

	$0.50	$0.43	$1.09	$0.99

Diluted—
Continuing operations	$0.53	$0.47	$1.21	$1.12
Discontinued operations	(0.03)	(0.04)	(0.12)	(0.13)

	$0.50	$0.43	$1.09	$0.99

Common shares and common share equivalents outstanding:
Basic weighted average common shares	32,419	34,000	32,721	32,813
Dilutive effect of common share equivalents (stock options)	193	1	40	21

Diluted weighted average common shares	32,612	34,001	32,761	32,834

4. INTANGIBLE ASSETS AND GOODWILL

        Intangible assets consist of the following (included in other assets on the accompanying consolidated balance sheets):

	September 30, 2003	December 31, 2002
	(In thousands)
Amortizable intangible assets:
Noncompete agreements	$5,331	$5,331
Lease agreements (amortization is included in rent expense)	6,527	6,527

Total	11,858	11,858
Less—Accumulated amortization	(8,350)	(7,369)

Intangible assets, net	$3,508	$4,489

Unamortizable intangible assets—franchise rights	$8,000	$8,000

        Amortization expense, net of discontinued operations, was $0.2 million and $0.3 million for the three months ended September 30, 2003 and 2002, respectively, and $0.7 million and $0.8 million for the nine months ended September 30, 2003 and 2002, respectively.

        The changes in the carrying amounts of goodwill for the period ended September 30, 2003 are as follows:

(In thousands)
Balance as of December 31, 2002	$402,133
Additions related to current year acquisitions	64,503
Goodwill associated with divestitures	(1,873)

Balance as of September 30, 2003	$464,763

5. COMPREHENSIVE INCOME

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2003	2002	2003	2002
	(In thousands)
Net income	$16,244	$14,644	$35,614	$32,586
Other comprehensive income, net of tax:
Change in fair value of interest rate swaps	—	—	—	(1,985)
Income tax expense	—	—	—	127
Reclassification adjustment of loss on interest rate swaps included in net income	46	54	159	72
Income tax expense	(13)	(17)	(59)	(24)

Comprehensive income	$16,277	$14,681	$35,714	$30,776

6. EQUITY-BASED COMPENSATION

        The Company accounts for equity-based compensation issued to employees in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." APB No. 25 requires the use of the intrinsic value method, which measures compensation cost as the excess, if any, of the quoted market price of the stock at the measurement date over the amount an employee must pay to acquire the stock. The Company makes disclosures of pro forma net earnings and earnings per share as if the fair-value-based method of accounting had been applied as required by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" and as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition Disclosure."

        A reconciliation of the Company's net earnings to pro forma net earnings, and the related pro forma earnings per share amounts, is as follows:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2003	2002	2003	2002
	(In thousands, except per share data)
Net income	$16,244	$14,644	$35,614	$32,586
Adjustment to net earnings for:
Stock-based compensation expense included in net earnings, net of tax	12	13	30	58
Pro forma stock-based compensation expense, net of tax	(1,001)	(1,439)	(2,817)	(4,061)

Pro forma net income	$15,255	$13,218	$32,827	$28,583

Earnings per share:
Basic—as reported	$0.50	$0.43	$1.09	$0.99

Basic—pro forma	$0.47	$0.39	$1.00	$0.87

Diluted—as reported	$0.50	$0.43	$1.09	$0.99

Diluted—pro forma	$0.47	$0.39	$1.00	$0.87

7. DISCONTINUED OPERATIONS

        During the first nine months of 2003, the Company classified as discontinued operations eight full-service dealership locations (nine franchises), 10 used-only dealership locations and one ancillary business. Five full service dealerships were divested during the first nine months of the year and three dealerships were held for sale as of September 30, 2003. As of September 30, 2003, all of the 10 used-only dealership locations and the ancillary business had been closed. The results of operations of these entities are accounted for as discontinued operations in the consolidated statements of income. Summary statement of income information relating to the discontinued operations is as follows:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2003	2002	2003	2002
	(In thousands)
Revenues	$8,382	$35,371	$54,611	$92,700
Cost of sales	7,306	31,210	48,338	80,043

Gross profit	1,076	4,161	6,273	12,657
Operating expenses	2,553	6,481	12,832	17,828

Loss from operations	(1,477)	(2,320)	(6,559)	(5,171)
Other, net	(5)	(146)	(240)	(502)

Net loss	(1,482)	(2,466)	(6,799)	(5,673)
Gain (loss) on disposition of discontinued operations	(32)	27	297	(966)

Loss before income taxes	(1,514)	(2,439)	(6,502)	(6,639)
Related tax benefit	592	989	2,588	2,353

Discontinued operations	$(922)	$(1,450)	$(3,914)	$(4,286)

8. PROPERTY AND EQUIPMENT AND REAL ESTATE OPERATING LEASES

        During the nine months ended September 30, 2003, the Company sold, in connection with six sale/leaseback agreements, certain land and building assets for $23.0 million. Under the terms of these agreements, the Company is leasing the properties from the purchaser for periods ranging from 15 to 22 years. Under one of these sale/leaseback agreements, the Company sold land to an existing president of one of the Company's platforms, who is also a member of its Board of Directors. The sale price of the land of approximately $0.8 million was equal to the purchase price paid for the land in January 2003. The Company believes that this transaction was comparable to terms that would be obtained from an unaffiliated third party. The Company is accounting for all of these sale/ leaseback transactions as operating leases. The estimated annual rental expense under these agreements will be approximately $2.4 million.

        During the nine months ended September 30, 2003, in connection with current year acquisitions, the Company entered into two agreements to lease land and building facilities. The Company is accounting for these transactions as operating leases. The leases have 15-year initial terms and the estimated annual rental expense under these agreements will be approximately $1.1 million.

9. ASSETS AND LIABILITIES HELD FOR SALE

        Assets and liabilities classified as held for sale as of September 30, 2003 and December 31, 2002 include dealerships held for sale, real estate held for sale and certain land and buildings which the Company intends to sell under sale/leaseback agreements in the future, as discussed below. A summary of balance sheet information related to assets and liabilities held for sale is as follows:

	September 30, 2003	December 31, 2002
	(In thousands)
Inventories	$4,636	$12,952

Total current assets	4,636	12,952
Property and equipment, net	25,049	16,867
Other	—	40

Total assets	$29,685	$29,859

Floor plan notes payable	$3,815	$11,828

Total current liabilities	3,815	11,828
Other liabilities	17,781	125

Total liabilities	$21,596	$11,953

        In connection with the construction and future sale/leaseback of dealership facilities, the Company has entered into agreements to sell land to an unaffiliated third party in the future. Under these agreements, the purchaser of the properties advanced funds equal to the book value of the land currently owned by the Company and advances the cost of construction for the dealership facilities based on costs incurred by the Company to date. The Company capitalized the cost of the land and continues to capitalize the cost of construction as Assets Held for Sale on the accompanying balance sheet. In addition, the Company records a corresponding liability equal to the amount of the advanced funds, included in Liabilities Associated with Assets Held for Sale on the accompanying balance sheet. The Company capitalizes the rent paid to the third party, under the terms of the agreements, during the construction period. The book value of the land and construction totaled $18.8 million and $8.3 million as of September 30, 2003 and December 31, 2002, respectively. Upon completion of construction, the Company will execute the sale/leaseback agreements with this third party and transfer the ownership of the land and building assets, satisfying the related obligations. The estimated annual rental expense under these agreements, based on advances made through September 30, 2003, will be approximately $1.6 million.

10. ACQUISITIONS

        For the nine months ended September 30, 2003, the Company made four acquisitions (ten franchises) for approximately $72.4 million in cash, which were funded under the Company's existing Committed Credit Facility. The purchase price was allocated to the underlying assets and liabilities based upon their estimated fair values. The resulting preliminary estimate of goodwill and intangibles assets from these transactions was approximately $64.5 million. The results of operations for these acquisitions are included in the Company's consolidated results from the dates of acquisition.

        The seller of one of the dealerships was the existing president of one of the Company's platforms. The Company believes that this transaction involves terms that would be comparable to terms obtained from an unaffiliated third party.

11. NON-CASH INVESTING AND FINANCING ACTIVITY

        During the nine months ended September 30, 2003, the Company entered into a capital lease for land and buildings in the amount of approximately $2.4 million. The lease has an initial term of 15 years.

        In connection with the divestitures mentioned in Note 7, approximately $5.7 million of the proceeds were paid directly to the Company's lenders during the nine months ended September 30, 2003.

        In connection with the sale/leaseback transactions mentioned in Notes 8 and 9, approximately $27.1 million of the sales proceeds were paid directly to the Company's lenders during the nine months ended September 30, 2003. Of that amount, approximately $5.5 million related to proceeds for the sale of assets that were excluded from capital expenditures as shown on the consolidated statement of cash flows for the period ended September 30, 2003.

12. COMMITMENTS AND CONTINGENCIES

        A significant portion of the Company's vehicle business involves the sale of vehicles, parts or vehicles composed of parts that are manufactured outside the United States. As a result, the Company's operations are subject to customary risks of importing merchandise, including fluctuations in the relative values of currencies, import duties, exchange controls, trade restrictions, work stoppages and general political and socio-economic conditions in foreign countries. The United States or the countries from which the Company's products are imported may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adjust presently prevailing quotas, duties or tariffs, which may affect our operations and our ability to purchase imported vehicles and (or) parts at reasonable prices.

        Manufacturers may direct the Company to implement costly capital improvements to dealerships as a condition for renewing the Company's franchise agreements with them. Manufacturers also typically require that their franchises meet specific standards of appearance. These factors, either alone or in combination, could cause the Company to divert its financial resources to capital projects from uses that management believes may be of higher long-term value to the Company, such as acquisitions.

        Substantially all of the Company's facilities are subject to federal, state and local provisions regarding the discharge of materials into the environment. Compliance with these provisions has not had, nor does the Company expect such compliance to have, any material effect upon the capital expenditures, net earnings, financial condition, liquidity or competitive position of the Company. Management believes that its current practices and procedures for the control and disposition of such materials comply with applicable federal, state and local requirements.

        The Company is involved in legal proceedings and claims which arise in the ordinary course of its business and, with respect to certain of these claims, the sellers of previously acquired dealerships have indemnified the Company. In the opinion of management of the Company, the amount of ultimate liability with respect to these actions will not materially affect the financial condition, liquidity or the results of operations of the Company.

        The dealerships operated by the Company hold franchise agreements with a number of vehicle manufacturers. In accordance with the individual franchise agreements, each dealership is subject to certain rights and restrictions typical of the industry. The ability of the manufacturers to influence the operations of the dealerships or the loss of a franchise agreement could have a negative impact on the Company's operating results.

13. SUBSEQUENT EVENT

        Subsequent to September 30, 2003, a decision was rendered in the arbitration proceedings with the estate of Brian E. Kendrick, the Company's former Chief Executive Officer. The arbitration panel unanimously concluded that the Company had fully satisfied its obligation under Mr. Kendrick's employment agreement when it tendered the 2001 bonus payment of $0.5 million and 17,876 shares of the Company's common stock in early 2002, and no further amounts are due the estate. This decision will have no impact on the Company's future results of operations, as all amounts related to the arbitration were properly accrued in a prior period.

INDEPENDENT AUDITORS' REPORT

To Asbury Automotive Group, Inc.:

        We have audited the accompanying consolidated balance sheets of Asbury Automotive Group, Inc. and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders'/members' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asbury Automotive Group, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 2 to the consolidated financial statements, as of January 1, 2002, the Company changed its method of accounting for goodwill to conform to Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets."

Stamford, Connecticut
February 25, 2003
(December 12, 2003 as to Note 2 paragraph 2 and Notes 19 and 22)

ASBURY AUTOMOTIVE GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(dollars in thousands except for share data)

	December 31,
	2002	2001
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$22,613	$60,506
Contracts-in-transit	91,190	93,044
Current portion of restricted marketable securities	1,499	1,410
Accounts receivable (net of allowance of $2,122 and $2,375)	96,090	81,347
Inventories	591,839	496,054
Deferred income taxes	9,044	—
Prepaid and other current assets	37,314	25,253

Total current assets	849,589	757,614
PROPERTY AND EQUIPMENT, net	257,305	256,402
GOODWILL	402,133	392,856
RESTRICTED MARKETABLE SECURITIES	4,892	6,807
OTHER ASSETS	61,866	51,334
ASSETS HELD FOR SALE	29,859	—

Total assets	$1,605,644	$1,465,013

LIABILITIES AND SHAREHOLDERS'/MEMBERS' EQUITY
CURRENT LIABILITIES:
Floor plan notes payable	$528,591	$451,375
Short-term debt	—	10,000
Current maturities of long-term debt	36,412	35,789
Accounts payable	40,120	33,573
Deferred income taxes	—	3,876
Accrued liabilities	77,325	75,384

Total current liabilities	682,448	609,997
LONG-TERM DEBT	438,740	492,548
DEFERRED INCOME TAXES	29,972	1,370
OTHER LIABILITIES	15,580	13,191
LIABILITIES ASSOCIATED WITH ASSETS HELD FOR SALE	11,953	—
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS'/MEMBERS' EQUITY:
Preferred stock, $.01 par value, 10,000,000 shares authorized	—	—
Common stock, $.01 par value, 90,000,000 shares authorized, 34,000,000 issued	340	—
Additional paid-in capital	410,718	—
Contributed capital	—	305,363
Retained earnings	22,645	40,888
Treasury stock, at cost; 772,824 shares	(6,630)	—
Accumulated other comprehensive income (loss)	(122)	1,656

Total shareholders'/members' equity	426,951	347,907

Total liabilities and shareholders'/members' equity	$1,605,644	$1,465,013

See Notes to Consolidated Financial Statements.

ASBURY AUTOMOTIVE GROUP, INC.

CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands except per share data)

	For the Years Ended December 31,
	2002	2001	2000
REVENUES:
New vehicle	$2,644,798	$2,480,202	$2,326,538
Used vehicle	1,158,144	1,102,922	1,000,182
Parts, service and collision repair	498,800	467,739	415,959
Finance and insurance, net	115,159	102,179	84,667

Total revenues	4,416,901	4,153,042	3,827,346

COST OF SALES:
New vehicle	2,430,495	2,276,475	2,138,966
Used vehicle	1,053,690	1,005,170	913,407
Parts, service and collision repair	234,828	225,466	203,750

Total cost of sales	3,719,013	3,507,111	3,256,123

GROSS PROFIT	697,888	645,931	571,223
OPERATING EXPENSES:
Selling, general and administrative	539,541	500,017	431,944
Depreciation and amortization	19,136	27,721	22,612

Income from operations	139,211	118,193	116,667
OTHER INCOME (EXPENSE):
Floor plan interest expense	(17,860)	(26,065)	(34,552)
Other interest expense	(38,423)	(44,481)	(41,200)
Interest income	1,200	2,499	5,802
Net losses from unconsolidated affiliates	(100)	(3,248)	(6,066)
Loss on sale of assets	(75)	(384)	(1,533)
Loss on early extinguishment of debt	—	(1,433)	—
Other income (loss)	(428)	1,909	815

Total other expense, net	(55,686)	(71,203)	(76,734)

Income from continuing operations before income taxes and minority interest	83,525	46,990	39,933
INCOME TAX EXPENSE:
Income tax expense	27,662	4,980	3,570
Tax adjustment upon conversion from an L.L.C. to a corporation	11,553	—	—

Total income tax expense	39,215	4,980	3,570
MINORITY INTEREST IN SUBSIDIARY EARNINGS	—	1,240	9,740

Net income from continuing operations	44,310	40,770	26,623
INCOME (LOSS) FROM DISCONTINUED OPERATIONS, net of tax benefit of $2,804 for 2002	(6,225)	3,414	4,092

Net income	38,085	$44,184	$30,715

PRO FORMA INCOME TAX EXPENSE (BENEFIT) (net of effect on minority interest):
Income tax expense	5,299
Tax adjustment upon conversion from an L.L.C. to a corporation	(11,553)

Tax affected pro forma net income	$44,339

EARNINGS PER COMMON SHARE:
Basic	$1.15

Diluted	$1.15

PRO FORMA EARNINGS PER COMMON SHARE:
Basic	$1.34

Diluted	$1.34

WEIGHTED AVERAGE SHARES OUTSTANDING (in thousands):
Basic	33,065

Diluted	33,073

See Notes to Consolidated Financial Statements.

ASBURY AUTOMOTIVE GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS'/MEMBERS' EQUITY

(dollars in thousands)

	Common Stock	Additional Paid-in Capital	Contributed Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE AS OF JANUARY 1, 2000	$—	$—	$199,229	$1,959	$—	$—	$201,188
Contributions	—	—	20,650	—	—	—	20,650
Contribution of equity interest by minority members	—	—	86,694	—	—	—	86,694
Distributions	—	—	—	(13,364)	—	—	(13,364)
Net income	—	—	—	30,715	—	—	30,715

BALANCE AS OF DECEMBER 31, 2000	—	—	306,573	19,310	—	—	325,883
Comprehensive Income:
Net income	—	—	—	44,184	—	—	44,184
Fair value of interest rate swaps	—	—	—	—	—	1,656	1,656

Comprehensive income							45,840
Issuance of equity interest for acquisitions	—	—	5,000	—	—	—	5,000
Distributions	—	—	—	(22,606)	—	—	(22,606)
Members' equity repurchased	—	—	(3,710)	—	—	—	(3,710)
Members' equity surrendered in purchase price settlement	—	—	(2,500)	—	—	—	(2,500)

BALANCE AS OF DECEMBER 31, 2001	—	—	305,363	40,888	—	1,656	347,907
Contributions	—	—	800	—	—	—	800
Distributions	—	—	—	(14,590)	—	—	(14,590)
Comprehensive Income:
Net income	—	—	—	38,085	—	—	38,085
Change in fair value of interest rate swaps, net of $127 tax benefit	—	—	—	—	—	(1,858)	(1,858)
Amortization of loss on interest rate swaps, net of $47 tax benefit	—	—	—	—	—	80	80

Comprehensive income							36,307
Stock and stock option compensation	—	614	—	—	—	—	614
Proceeds from initial public offering, net	45	62,498	—	—	—	—	62,543
Share repurchase	—	—	—	—	(6,630)	—	(6,630)
Reclassification of members' equity due to the exchange of membership interests for shares of common stock	295	347,606	(306,163)	(41,738)	—	—	—

BALANCE AS OF DECEMBER 31, 2002	$340	$410,718	$—	$22,645	$(6,630)	$(122)	$426,951

See Notes to Consolidated Financial Statements.

ASBURY AUTOMOTIVE GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	For the Years Ended December 31,
	2002	2001	2000
CASH FLOW FROM OPERATING ACTIVITIES:
Net income	$38,085	$44,184	$30,715
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	19,136	27,721	22,612
Depreciation and amortization from discontinued operations	5,002	3,047	1,890
Deferred income taxes	15,682	(499)	577
Loss on sale of assets	75	384	1,533
Loss on disposal of discontinued operations	1,490	—	—
Minority interest in subsidiary earnings	—	1,240	9,740
Loss on early extinguishment of debt	—	1,433	—
Net losses from unconsolidated affiliates	100	3,248	6,066
Amortization of deferred financing fees	4,548	3,568	564
Changes in operating assets and liabilities, net of acquisitions and divestitures—
Contracts-in-transit	1,854	(16,490)	(19,632)
Accounts receivable, net	(30,570)	(20,025)	(17,500)
Proceeds from sale of accounts receivable	17,136	17,624	19,867
Inventories	(79,898)	106,081	(24,758)
Floor plan notes payable	73,945	(80,812)	38,200
Accounts payable and accrued liabilities	7,507	12,344	(8,335)
Other	(6,086)	(6,523)	1,473

Net cash provided by operating activities	68,006	96,525	63,012

CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures	(57,477)	(50,032)	(36,062)
Proceeds from the sale of assets	692	2,083	6,054
Proceeds from the sale of discontinued operations	5,173	—	—
Acquisitions (net of cash and cash equivalents acquired of $26, $1,049 and $12,776 in 2002, 2001 and 2000, respectively)	(20,459)	(50,150)	(183,840)
Investments in unconsolidated affiliates	—	(1,200)	—
Proceeds from restricted marketable securities	1,826	885	1,423
Net receipt (issuance) of finance contracts	(45)	121	(480)
Other investing activities	(1,069)	—	—

Net cash used in investing activities	(71,359)	(98,293)	(212,905)

CASH FLOW FROM FINANCING ACTIVITIES:
Distributions to members	(11,580)	(22,606)	(13,364)
Repurchase of members' equity	—	(3,710)	—
Contributions from members	800	—	20,650
Proceeds from (payments related to) initial public offering, net	65,415	(2,437)	—
Repayments of debt	(396,177)	(343,401)	(14,597)
Proceeds from borrowings	321,108	399,717	159,411
Payment of debt issuance costs	(8,742)	(12,530)	—
Purchase of treasury stock	(5,364)	—	—
Net cash contributions from minority members of subsidiaries	—	—	212

Net cash provided by (used in) financing activities	(34,540)	15,033	152,312

Net increase (decrease) in cash and cash equivalents	(37,893)	13,265	2,419
CASH AND CASH EQUIVALENTS, beginning of period	60,506	47,241	44,822

CASH AND CASH EQUIVALENTS, end of period	$22,613	$60,506	$47,241

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for—
Interest (net of amounts capitalized, see Note 2)	$51,947	$69,276	$77,322

Income taxes	$28,482	$4,647	$3,302

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Issuance of equity interest for acquisitions	$—	$5,000	$13,050

Members' equity surrendered in purchase price settlement	$—	$2,500	$—

See Note 4 for non-cash investing activities

See Notes to Consolidated Financial Statements.

ASBURY AUTOMOTIVE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 and 2000

(dollars in thousands except per share data)

1. DESCRIPTION OF BUSINESS

        Asbury Automotive Group, Inc. ("Asbury" or the "Company") is a national automotive retailer, currently operating 93 new and used car dealerships (including 131 franchises) and 23 collision repair centers in 18 markets of the Southeastern, Midwestern, Southwestern and Northwestern United States. Asbury sells new and used vehicles, light trucks and replacement parts, provides vehicle maintenance, warranty, paint and repair services and arranges vehicle finance, insurance and service contracts for its automotive customers. Asbury offers, collectively, 32 domestic and foreign brands of new vehicles. In addition, one dealership sells four brands of commercial motor trucks.

        The Company was formed in 1994 and is controlled indirectly by Ripplewood Investments L.L.C.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

        The financial statements reflect the consolidated accounts of Asbury and its wholly owned subsidiaries. The equity method of accounting is used for investments in which the Company has significant influence. Generally, this represents common stock ownership or partnership equity of at least 20% but not more than 50%. All significant intercompany transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year presentation.

Discontinued Operations

        Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of" and the accounting and reporting provisions of Accounting Principles Board Opinion (APB) No. 30, "Reporting the Results of Operations—Reporting the Effects of the Disposal of a Segment Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 establishes a single accounting model for assets to be disposed of by sale whether previously held and used or newly acquired. SFAS No. 144 retains the provisions of APB No. 30 for presentation of discontinued operations in the income statement, but broadens its application to include a component of an entity which has separately identifiable cash flows. In accordance with SFAS 144, certain amounts reflected in the Consolidated Balance Sheet as of December 31, 2002, have been reclassified to net assets held for sale and liabilities associated with net assets held for sale. In addition, the Consolidated Statements of Income and Statements of Cash Flows for the years ended December 31, 2002, 2001, and 2000, have been reclassified to reflect the Company's discontinued operations through September 30, 2003, as if the Company had classified those discontinued operations during the respective fiscal years (See Note 19).

Revenue Recognition

        Revenue from the sale of new and used vehicles is recognized upon delivery, passage of title, signing of the sales contract and approval of financing. Revenue from the sale of parts and services is recognized upon delivery of parts to the customer or when vehicle service work is performed. Sales discounts and service coupons are accounted for as a reduction to the sales price at the point of sale. Manufacturer incentives and rebates, including holdbacks, are not recognized until earned in accordance with the respective manufacturers incentive programs.

        The Company receives commissions from the sale of credit life and disability insurance and vehicle service contracts to customers. In addition, the Company arranges financing for customers through various institutions and receives commissions equal to the difference between the loan rates charged to customers over predetermined financing rates set by the financing institution.

        The Company may be charged back ("chargebacks") for financing fees, insurance or vehicle service contract commissions in the event of early termination of the contracts by customers. The revenues from financing fees and commissions are recorded at the time of the sale of the vehicles and a reserve for future chargebacks is established based on historical operating results and the termination provisions of the applicable contracts. Finance, insurance and vehicle service contract revenues, net of estimated chargebacks, are included in finance and insurance revenue in the accompanying consolidated statements of income.

Cash and Cash Equivalents

        Cash and cash equivalents include highly liquid investments that have an original maturity of three months or less at the date of purchase.

Contracts-In-Transit

        Contracts-in-transit represent receivables from finance companies for the portion of the vehicle purchase price financed by customers through sources arranged by the Company.

Inventories

        Inventories are stated at the lower of cost or market. The Company uses the specific identification method and the "first-in, first-out" method ("FIFO") to account for its inventories. The Company assesses the lower of cost or market reserve requirement on an individual unit basis, historical loss rates, the age and composition of the inventory and current market conditions. The lower of cost or market reserves were $3,905 and $4,728 as of December 31, 2002 and 2001, respectively. Additionally, the Company receives interest credit assistance from some of the automobile manufacturers. The credits are accounted for as purchase discounts and are reflected as reductions to the inventory cost on the balance sheet and as a reduction of cost of sales in the income statement when the related vehicle is sold. At December 31, 2002 and 2001, interest credits from automobile manufacturers reduced inventory cost by $3,146 and $3,211, respectively; and

reduced the cost of sales from continuing operations for the years ended December 31, 2002, 2001 and 2000, by $23,123, $23,118 and $26,365, respectively.

Property and Equipment

        Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the useful life of the related asset. The range of estimated useful lives is as follows (in years):

Buildings and improvements	10-35
Machinery and equipment	5-10
Furniture and fixtures	3-10
Company vehicles	3-5

        Expenditures for major additions or improvements, which extend the useful lives of assets, are capitalized. Minor replacements, maintenance and repairs, which do not improve or extend the lives of such assets, are charged to operations as incurred.

        The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company then compares expected future undiscounted cash flows to be generated by the asset to its carrying value. If the carrying value exceeds the sum of the future undiscounted cash flows, the asset would be adjusted to its net recoverable value and an impairment loss would be charged to operations in the period identified.

        The Company capitalizes interest on borrowings during the active construction period of major capital projects. Capitalized interest is added to the cost of the assets and is amortized over the estimated useful lives of the assets. During 2002 and 2001, the Company capitalized $866 and $779, respectively, of interest in connection with various capital expansion projects.

        Gains and losses on the sale of property, plant and equipment are classified as gain (loss) on the sale of assets on the accompanying income statement.

Goodwill and Other Intangible Assets

        Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets". Under SFAS No. 142, goodwill and other intangible assets deemed to have indefinite lives and are no longer amortized, but are subject to, at a minimum, an annual impairment test. If the carrying value of goodwill or other intangible assets exceeds its fair market value, an impairment loss would be recorded. The Company uses a discounted cash flow model to determine the fair market value of the Company's reporting units. The Company has deemed the value associated with the manufacturer franchise rights to have an indefinite life based upon the provisions and/or characteristics of the manufacturer franchise agreements. All other intangible assets are deemed to have definite lives and continue to be amortized on a straight-line basis over the life of the asset ranging from 3-15 years and are tested for impairment when circumstances warrant. As of January 1, 2002, the Company performed the required transitional impairment test. Additionally, the Company performed its annual impairment test as of October 1, 2002. No impairment was present for either goodwill or indefinite lived intangible assets upon performing either of the 2002 impairment tests.

Equity-Based Compensation

        The Company accounts for equity-based compensation issued to employees in accordance with Accounting Principles Board ("APB") Opinion No. 25 "Accounting for Stock Issued to Employees". APB No. 25 requires the use of the intrinsic value method, which measures compensation cost as the excess, if any, of the quoted market price of the stock at the measurement date over the amount an employee must pay to acquire the stock. The Company makes disclosures of pro forma net earnings and earnings per share as if the fair-value-based method of accounting had been applied as required by SFAS No. 123 "Accounting for Stock-Based Compensation" and as amended by SFAS No. 148 "Accounting for Stock-Based Compensation—Transition and Disclosure".

        A reconciliation of the Company's net earnings to pro forma net earnings, and the related pro forma earnings per share amounts, for the years ended December 31:

	2002	2001	2000
Net earnings	$38,085	$44,184	$30,715
Adjustment to net earnings for:
Stock-based compensation expense included in net earnings, net of tax	82	—	—
Pro forma stock-based compensation expense, net of tax	(3,636)	(566)	(112)

Pro forma net earnings	$34,531	$43,618	$30,603

Pro forma net earnings per common share—basic	$1.04	N/A	N/A

Pro forma net earnings per common share—diluted	$1.04	N/A	N/A

Income Taxes

        The Company uses the liability method to account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis using currently enacted tax rates. The effect on deferred assets and liabilities of a change in tax rates is recognized in income in the period when the change is enacted. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all the deferred tax assets will not be realized.

        During fiscal years 2000 and 2001 and in fiscal year 2002 up through the date of its initial public offering, the Company consisted primarily of limited liability companies and partnerships (with the Company as the parent), which were treated as partnerships for tax purposes. Under this structure, such companies and partnerships were not subject to income taxes. Therefore, no provision for federal or state income taxes was included in the financial statements for these limited liability companies and partnerships for 2000 and 2001. However, the Company also has nine subsidiaries that are "C" corporations under the provisions of the U.S. Internal Revenue Code. Accordingly, the Company followed the liability method of accounting for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" for the 2000 and 2001 earnings of these subsidiaries.

Advertising

        The Company expenses production and other costs of advertising as incurred, net of earned manufacturer credits and other discounts. Advertising expense from continuing operations totaled $42,855, $40,763 and $39,783 for the years ended December 31, 2002, 2001 and 2000, net of earned manufacturer credits of $11,333, $10,583 and $10,271, respectively and is included in selling, general and administrative expense in the accompanying consolidated statements of income.

Use of Estimates

        Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Significant estimates include inventory valuation, allowance for credit losses (see Note 6), reserves for future chargebacks, goodwill recoverability and realization of tax assets.

Statements of Cash Flows

        The net change in floor plan financing of inventories, which is a customary financing technique in the industry, is reflected as an operating activity in the accompanying consolidated statements of cash flows.

Fair Value of Financial Instruments

        The Company's financial instruments consist primarily of restricted marketable securities, floor plan notes payable and long-term debt. Excluding the senior subordinated notes, the carrying amounts of these financial instruments approximate fair value due either to length of maturity or existence of variable interest rates, which approximate market rates. As of December 31, 2002, the senior subordinated notes had a carrying value of $250.0 million, and a fair market value, based on current market prices, of $217.5 million.

Concentration of Credit Risk

        Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash deposits. The Company maintains cash balances in financial institutions with strong credit ratings. Generally, amounts invested with financial institutions are in excess of FDIC insurance limits.

        Concentrations of credit risk with respect to contracts-in-transit and accounts receivable are limited primarily to automakers and financial institutions. Credit risk arising from receivables from commercial customers is minimal due to the large number of customers comprising the Company's customer base.

        For the year ended December 31, 2002, Honda, Ford, Toyota, Nissan, Mercedes-Benz, Lexus, BMW and Acura accounted for 16%, 13%, 10%, 8%, 6%, 5%, 5% and 5% of our revenues from new vehicle sales, respectively. No other franchise accounted for more than 5% of our total new vehicle revenue sales in 2002.

Derivative Investments and Hedging Activities

        The Company utilizes derivative financial investments for the purpose of hedging the risks of certain identifiable and anticipated transactions. In general, the types of risks hedged are those relating to the variability of future earnings and cash flows caused by movements in interest rates. The Company documents its risk management strategy and hedge effectiveness at the inception of and during the term of each hedge. The Company has no derivative instruments outstanding at December 31, 2002.

        The Company utilizes such derivatives only for the purpose of hedging the related risks, not for speculation. The derivatives which have been designated and qualify as cash flow hedging instruments are reported at fair value on the consolidated balance sheet. The gain or loss on the effective portion of the hedge is initially reported as a component of other comprehensive income. The remaining gain or loss, if any, is recognized currently in earnings. Amounts in accumulated other comprehensive income are reclassified into net income in the same period in which the hedged forecasted transaction affects earnings.

Segment Reporting

        The Company follows the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Based upon definitions contained in SFAS No. 131, the Company has determined that it operates in one segment and has no international operations.

        The Company's operating businesses (dealerships) deliver the same products and services to a common customer group. The Company's customers are generally individuals. The Company's businesses generally follow the same management and marketing strategies, and each operate in a similar regulatory environment. The Company's management evaluates performance and allocates resources based on the operating results of its individual dealerships.

New Accounting Pronouncements

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Correction." This Statement eliminates extraordinary accounting treatment for reporting gain or loss on debt extinguishment, and amends other existing authoritative pronouncements to make various technical corrections. The provisions of this Statement are effective for the Company with the beginning of fiscal year 2003. Upon adoption of this statement, the Company reclassified to continuing operations, debt extinguishments reported as extraordinary items in prior periods.

        In September 2002, SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" was issued. This statement provides guidance on the recognition and measurement of liabilities associated with exit or disposal activities and requires that such liabilities be recognized when incurred. This statement is effective for exit or disposal activities initiated on or after January 1, 2003, and does not impact recognition of costs under the Corporation's existing programs. Adoption of this standard may impact the timing of recognition of costs associated with future exit and disposal activities, depending upon the nature of the actions initiated.

        In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). FIN 45 requires a guarantor to recognize a liability, at the inception of the guarantee, for the fair value of obligations it has undertaken in issuing the guarantee and also include more detailed disclosures with respect to guarantees. FIN 45 is effective for guarantees issued or modified starting January 1, 2003, and requires the additional disclosures for the period ended December 31, 2002. The Company does not expect that the provisions of FIN 45 will have a material impact on the Company's results of operations or financial position (see Note 17).

        In December 2002, SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" was issued. This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted the disclosure requirements of the interpretation as of December 31, 2002.

3. INITIAL PUBLIC OFFERING

        On March 14, 2002, the Company offered 4,500,000 shares of its common stock at a price of $16.50 per share in its initial public offering ("IPO"). The IPO proceeds received, net of underwriting discount and expenses, were $62.5 million. Pursuant to the terms of the Company's $550 million Committed Credit Facility, 80% of the net IPO proceeds was used to repay debt under this facility. The remaining net proceeds will be used for working capital, future platform or dealership acquisitions and general corporate purposes.

        Upon the closing of the IPO on March 19, 2002, Asbury Automotive Group L.L.C. became a wholly owned direct and indirect subsidiary of Asbury Automotive Group, Inc. Membership interests in the limited liability company were exchanged for 29,500,000 shares of common stock in the new corporation on the basis of 295,000 shares of common stock for each 1% membership interest.

4. ACQUISITIONS AND DIVESTITURES

Overview

        Prior to the Minority Member Transaction in April 2000 discussed later in this note, the Company had consummated eight major platform acquisitions ("platforms"), which were effected through its subsidiaries in which the sellers received, in addition to cash consideration, an interest in the platform subsidiary established to effect the related acquisition. Minority ownership interests related to such transactions ranged from 20% to 49%. Such acquisitions were accounted for using the purchase method of accounting; however, as also discussed below, certain of these acquisitions were effected through leveraged buy-out transactions. A leveraged buy-out is a transaction where in excess of 50% of the purchase price has been financed. According to Emerging Issues Task Force (EITF) 88-16 "Basis in Leverage Buyout Transactions" transactions meeting the criteria of a leveraged buy-out where the previous control group receives a greater than 20% interest in the acquired company, the net assets associated with the previous control group should be stated at historical cost. In such cases, the historical book value (carryover basis) was used to measure the portion of assets acquired and liabilities assumed attributed to such minority members of the subsidiaries. The difference between the fair value of assets acquired and the carryover basis will be referred to as the "predecessor cost adjustment" in the following discussion. In connection with the Minority Member Transaction, as discussed below, the minority interests in the subsidiaries were acquired using the purchase method of accounting. As such, on April 30, 2000, the impact of carryover basis accounting associated with the interests transferred into Asbury Automotive Oregon L.L.C., ("Asbury Oregon"), have been eliminated.

        The Company has consummated additional acquisitions through its subsidiaries and certain of these acquisitions resulted in the issuance of minority interests. Certain of these additional acquisitions were combined to create a ninth platform.

        The operations of the acquired dealerships are included in the accompanying consolidated statements of income commencing on the date acquired.

Minority Member Transaction

        On April 30, 2000, Asbury Automotive Group, L.L.C., the then parent company, and the minority members of Asbury's subsidiaries reached an agreement whereby their respective equity interests were transferred into escrow pending the approval of the vehicle manufacturers. On August 30, 2000 the vehicle manufacturers, from which approval was required, approved the transaction and the respective equity interests were released from escrow and were transferred into Asbury Oregon in exchange for equity interests in Asbury Oregon (the "Minority Member Transaction"). On the date the equity interests were transferred into escrow, the exchange of the minority members' interests was accounted for using the purchase method of accounting whereby the values of the related minority interests transferred into Asbury Oregon were recorded at their estimated fair values, approximately $93,710. The accompanying consolidated balance sheets include the allocations of the purchase price to tangible and intangible net assets transferred. This allocation resulted in recording approximately $23,679 of goodwill. Following the Minority Member Transaction, the then parent company, Asbury Automotive Group, L.L.C., changed its name to Asbury Automotive Holdings L.L.C. ("Asbury Holdings") and Asbury Oregon changed its name to Asbury Automotive Group L.L.C. Subsequent to the Minority Member Transaction and prior to the IPO, Asbury Holdings owned approximately 59% of the member interest of the Company with the remaining member interest being held by the former minority members of the Company's subsidiaries.

2000

        During 2000, the Company acquired 18 dealerships for an aggregate purchase price of $197,648, including the proceeds from $140,820 in borrowings and the issuance of member equity interests to certain of the previous controlling shareholders.

        The accompanying consolidated financial statements include the results of operations of the Hutchinson Automotive Group acquired in 2000 subsequent to the date of the acquisition. The following unaudited pro forma financial data reflects that acquisition and the effect of the Minority Member Transaction as if they occurred on January 1, 2000.

2000
(unaudited)
Revenues	$4,013,283
Income from continuing operations before income taxes and minority interest	$32,376

        The unaudited pro forma selected financial data does not purport to represent what the Company's results of operations would have actually been had the transactions in fact occurred as of an earlier date or project the results for any future period. Pro forma adjustments included in the amounts above relate primarily to: (a) pro forma amortization expense; (b) adjustments to compensation expense and management fees to the post acquisition contracted amounts and; (c) increases in interest expense resulting from the net cash borrowings used to complete the related acquisitions.

2001

        During 2001 the Company acquired 7 dealerships for an aggregate purchase price of $51,199 principally funded through the Company's acquisition Committed Credit Facility and the issuance of a $5,000 equity interest in the Company to certain of the selling shareholders.

2002

        During 2002 the Company acquired 6 dealerships for an aggregate purchase price of $19,665 principally funded through the Company's acquisition Committed Credit Facility. In addition, the Company paid $820 in 2002 as final settlement of purchase price contingencies for prior year acquisitions.

        The foregoing acquisitions were all accounted for under the purchase method of accounting. Except as discussed below, the historical book values of the assets and liabilities were recorded at their fair value as of the acquisition dates. Certain of these acquisitions were affected through leveraged buyout transactions. Prior to the Minority Member Transaction, the accompanying consolidated financial statements reflected the use of carryover basis (i.e., the historical values of the acquired company prior to the acquisition) in order to measure the portion of assets acquired and liabilities assumed attributed to certain minority members of the subsidiaries.

        In certain of these transactions, just prior to the leveraged buy-out of the related controlling interest, the net book value attributable to the minority interests was increased to reflect its fair value. This amount along with the historical carrying amount of the net assets acquired was the basis for determining the amount of carryover basis used to record the leveraged buy-out of the acquisition.

        The following table summarizes the Company's acquisitions:

	Acquisitions Consummated In
	2002	2001	2000
Cash paid for businesses acquired	$19,665	$51,199	$196,616
Equity issued	—	5,000	—
Issuance of minority equity interest	—	—	13,050
Less: Predecessor cost adjustment	—	—	(9,582)
Goodwill	(10,861)	(40,317)	(129,557)

Estimated fair value of net tangible and other intangible assets acquired	$8,804	$15,882	$70,527

        As a result of the Minority Member Transaction, $82,783 of predecessor cost adjustment has been eliminated as part of the purchase accounting applied.

        The allocation of purchase price for 2002, 2001 and 2000 acquisitions is as follows:

	2002	2001	2000
Working capital	$2,891	$7,213	$25,212
Fixed assets	981	6,454	41,850
Other assets	1,755	153	12,959
Goodwill	10,861	40,317	129,557
Franchise rights	3,000	5,000	—
Other liabilities	—	(865)	(12,962)
Acquisition of minority interest (deficit)	177	(2,073)	—

Total purchase price	$19,665	$56,199	$196,616

        The allocation of purchase price to assets acquired and liabilities assumed for certain 2002 acquisitions has been based on preliminary estimates of fair value and may be revised as additional information concerning valuation of such assets and liabilities becomes available. Amounts for certain of the 2002 acquisitions are subject to final purchase price adjustments for items such as settlement of purchase price contingencies and seller's representations regarding the adequacy of certain reserves. In addition, the allocation of amounts to acquired intangibles is subject to final valuation.

Divestitures

        During 2000, the Company sold three dealerships for net cash proceeds of $1,673 and recorded a net loss on sale of $1,650.

        During 2001, the Company closed two dealerships for no cash proceeds and recorded a loss of $421.

        During 2002, dealership divestitures were accounted for as discontinued operations (see Note 19).

5. INVESTMENTS IN UNCONSOLIDATED AFFILIATES

        In the fourth quarter of 1999, the Company made a $7,500 investment in Greenlight.com ("Greenlight"), a startup Internet company engaged in the retail sale of new vehicles. The investment was accounted for under the equity method whereby the Company recorded pre-tax losses of $6,938 in 2000 related to its investment in and expenses paid on the behalf of Greenlight. As of December 31, 2000, the Company's investment was fully written-off through equity investment losses. In 2001, the Company invested an additional $1,200 into Greenlight. Following the Company's additional investment, Greenlight was merged into CarsDirect.com ("CarsDirect") a company also engaged in the retail sale of new vehicles over the Internet. The Company's investment in CarsDirect totaled approximately 3% of CarsDirect's total equity after the merger. The Company's cost basis investment in CarsDirect was fully reserved at December 31, 2001. In the first quarter of 2002, prior to the IPO, the Company distributed its interest in CarsDirect to its members.

6. ACCOUNTS AND NOTES RECEIVABLE

Accounts Receivable

        The Company has agreements to sell certain of its trade receivables, without recourse as to credit risk, in an amount not to exceed $25,000 per year. The receivables are sold at a discount which is included in selling, general and administrative expenses in the accompanying consolidated statements of income. The discounts totaled $438, $476 and $556 for the years ended December 31, 2002, 2001, 2000. At December 31, 2002 and 2001, $17,136 and $17,624 of receivables, respectively, were sold under these agreements and were reflected as reductions of trade accounts receivable.

Notes Receivable-Finance Contracts (included in Other Assets)

        Notes receivable for finance contracts, included in prepaid and other current assets and other assets on the accompanying consolidated balance sheets, have initial terms ranging from 12 to 60 months bearing interest at rates ranging from 8% to 30% and are collateralized by the related vehicles. Notes receivable-finance contracts consists of the following:

	December 31,
	2002	2001
Gross contract amounts due	$34,892	$34,857
Less—Allowance for credit losses	(4,622)	(4,631)

	30,270	30,226
Current maturities, net	(12,206)	(13,916)

Notes receivable, net of current portion	$18,064	$16,310

        Contractual maturities of gross notes receivable-finance contracts at December 31, 2002 are as follows:

2003	$14,223
2004	9,965
2005	7,011
2006	3,251
2007	442

$34,892

7. INVENTORIES AND RELATED FLOOR PLAN NOTES PAYABLE

        Inventories consist of the following:

	December 31,
	2002	2001
New vehicles	$464,500	$381,761
Used vehicles	86,392	74,135
Parts and accessories	40,947	40,158

Total inventories	$591,839	$496,054

        The inventory balance is reduced by manufacturers' purchase discounts (see Note 2); such reduction is not reflected in the related floor plan liability.

        Floor plan notes payable reflect amounts payable for purchases of specific vehicle inventories and are due to various floor plan lenders bearing interest at variable rates based on LIBOR or prime. For the years ended December 31, 2002 and 2001, the weighted average interest rates on floor plan notes payable outstanding were 4% and 6%, respectively. Floor plan arrangements permit borrowings based upon new and used vehicle inventory levels. Vehicle payments on notes are due when the related vehicles are sold. The notes are collateralized by substantially all vehicle inventories of the respective subsidiary and are subject to certain financial and other covenants.

8. PROPERTY AND EQUIPMENT, NET

        Property and equipment, net consist of the following:

	December 31,
	2002	2001
Land	$60,053	$67,937
Buildings and leasehold improvements	184,145	154,759
Machinery and equipment	35,688	32,537
Furniture and fixtures	28,333	24,636
Company vehicles	9,261	24,236

Total	317,480	304,105
Less—Accumulated depreciation	60,175	(47,703)

Property and equipment, net	$257,305	$256,402

        Depreciation expense from continuing operations was $17,927, $15,940 and $13,208 for the years ended December 31, 2002, 2001 and 2000, respectively.

9. INTANGIBLE ASSETS AND GOODWILL:

        Intangible assets consist of the following (included in other assets on the accompanying consolidated balance sheets):

	December 31,
	2002	2001
Amortizable intangible assets—
Noncompete agreements	$5,331	$5,331
Lease agreements (amortization is included in rent expense)	6,527	6,249

Total	11,858	11,580
Less: Accumulated amortization	(7,369)	(5,916)

Intangible assets, net	$4,489	$5,664

Unamortizable intangible assets—Franchise rights	$8,000	$5,000

        Amortization expense from continuing operations was $1,032, $1,467 and $819 as of December 31, 2002, 2001 and 2000, respectively.

Estimated amortization expense—
For the years ended December 31:
2003	$865
2004	488
2005	105
2006	101
2007	101

        The changes in the carrying amount of goodwill for the period ended December 31, 2002 are as follows:

Balance as of December 31, 2001	$392,856
Additions related to current year acquisitions	10,861
Additions related to prior year acquisitions	274
Goodwill associated with discontinued operations	(1,858)

Balance as of December 31, 2002	$402,133

        Goodwill amortization expense for the years ended December 31, 2001 and 2000 was $9,564 and $8,330, respectively. If goodwill had not been amortized income before income taxes, minority interest, and discontinued operations would have been $56,554 and $48,263 and net income would have been $53,748 and $39,045 for the years ended December 31, 2001 and 2000, respectively.

10. SHORT-TERM DEBT

        The Company had two revolving credit facilities for $15,000 and $10,000 which were fully repaid and their agreements terminated in April 2001 and October 2002, respectively. As of December 31, 2001, the $10,000 Committed Credit Facility was fully drawn. The facilities were secured by notes receivable—finance contracts. Such amounts were payable on demand, and accrued interest at variable rates. The weighted average interest rate for the year ended December 31, 2001 was 9%.

11. LONG-TERM DEBT

        Long-term debt consists of the following at:

	December 31,
	2002	2001
Senior subordinated notes, bearing interest at a 9% fixed rate, due June 2012	$250,000	$—
Term notes payable to financing institutions bearing interest at a variable rate (the weighted average interest rates were 11% and 10% for the years ended December 31, 2002 and 2001, respectively), maturing in January 2005, secured by the assets of the related subsidiary companies	88,549	383,269
Mortgage notes payable to banks and financing institutions bearing interest at fixed and variable rates (the weighted average interest rates were 6% and 8% for years ended December 31, 2002 and 2001, respectively), maturing at various dates from 2003 to 2015. These obligations are secured by property, plant and equipment of the related subsidiary companies which had a net book value of $169,196 at December 31, 2002	116,864	121,730
Non-interest bearing note payable to former shareholders of one of the Company's subsidiaries, net of unamortized discount of $698 and $1,113 as of December 31, 2002 and 2001, respectively, determined at an effective interest rate of 6%, payable in semiannual installments of approximately $913, due January 2006, secured by marketable securities	5,727	7,138
Notes payable to financing institutions secured by rental/loaner vehicles bearing interest at variable rates (the weighted average interest rates were 5% and 8% for the years ended December 31, 2002 and 2001, respectively), maturing at various dates from 2003 to 2006	10,357	10,741
Capital lease obligations	1,177	2,297
Other notes payable	2,478	3,162

	475,152	528,337
Less—Current portion	(36,412)	(35,789)

Long-term portion	$438,740	$492,548

        The aggregate maturities of long-term debt at December 31, 2002, are as follows:

2003	$36,412
2004	28,490
2005	106,142
2006	4,588
2007	11,567
Thereafter	287,953

$475,152

        On June 5, 2002, the Company issued 9% Senior Subordinated Notes in the aggregate principal amount of $250,000, receiving net proceeds of $242,125. The costs related to the issuance of the notes were capitalized and are amortized to interest expense over the term of the notes. The net proceeds from the notes issuance were utilized to repay a substantial portion of the indebtedness under the Company's Committed Credit Facility. The Company pays interest on the notes on June 15 and December 15 of each year. The first such payment was made on December 15, 2002. The notes will mature on June 15, 2012. At any time on or after June 15, 2007, the Company may, at its option, choose to redeem all or a portion of the notes at the redemption prices set forth in the note indenture. On or before June 15, 2005, the Company may, at its option, use the net proceeds of one or more equity offerings to redeem up to 35% of the aggregate principal amount of the notes at a redemption price set forth in the Senior Subordinated Note Indenture. At any time before June 15, 2007, the Company may, at its own option, choose to redeem all or a portion of the notes at a price equal to 100% of their principal amount plus the make-whole premium set forth in the note indenture.

        The notes are guaranteed by substantially all of the Company's current subsidiaries and will be guaranteed by all of Asbury's future domestic restricted subsidiaries that have outstanding indebtedness, incur or guarantee any other indebtedness. The notes and the subsidiary guarantees rank behind all of the Company's and the subsidiary guarantors' current and future indebtedness, other than trade payables, except any future indebtedness that expressly provides that it ranks equally with, or is subordinated in right of payment to, the notes and subsidiary guarantees. The notes rank equally with all of the Company's and the subsidiary guarantors' future senior subordinated indebtedness. The notes are effectively subordinated to all debt of the Company's subsidiaries that do not guarantee the notes.

        On January 17, 2001, the Company entered into a three year committed financing agreement (the "Committed Credit Facility") with Ford Motor Credit Company, General Motors Acceptance Corporation and DaimlerChrysler Services North America LLC (then known as Chrysler Financial Company L.L.C.) with total availability of $550 million. The Committed Credit Facility is used for working capital and acquisition financing. At the date of closing, the Company utilized $330,599 of the Committed Credit Facility to repay certain existing term notes and pay certain fees and expenses of the closing. All borrowings under the Committed Credit Facility bear interest at variable rates based on LIBOR plus a specified percentage depending on the Company's leverage ratio as defined in the Committed Credit Facility.

        The terms of the Committed Credit Facility require the Company to comply with certain financial covenants including a current ratio, a fixed charge coverage ratio and a leverage ratio. As of December 31, 2002, the Company was not in compliance with its fixed charge coverage ratio. The Company has obtained a waiver dated February 5, 2003, from the lenders waiving non-compliance through January 1, 2004. The Company expects to cure the covenant default during the waiver period. The Company also obtained waivers for all cross default provisions of other financings (mortgage facilities). The waiver imposes certain restrictions on the Company, including requiring lender consent for acquisitions and rescission of the lenders' previously issued approval allowing the Company to repurchase its common stock. These restrictions only remain in effect during the waiver period.

        The Company's Committed Credit Facility prohibits the declaration or payment of any dividends or other distributions to shareholders.

        The Company has extended the maturity of the Committed Credit Facility through January 2005.

        On January 17, 2001, and in connection with the Committed Credit Facility, the Company obtained uncommitted floor plan financing lines of credit for new and used vehicles (the "Floor Plan Facilities"). The Company refinanced substantially all of its then existing floor plan debt under the Floor Plan Facilities. The Floor Plan Facilities do not have specified maturities. They bear interest at variable rates based on LIBOR or the prime rate and are provided by Ford Motor Credit Company, DaimlerChrysler Services North American LLC and General Motors Acceptance Corporation, with total availability of $750 million.

Ford Motor Credit Company	$330 million
DaimlerChrysler Services North America LLC	315 million
General Motors Acceptance Corporation	105 million

Total floor plan lines	$750 million

        The Company finances substantially all of its new vehicle inventory and a portion of its used vehicle inventory under the Floor Plan Facilities. The Company is required to make monthly interest payments on the amount financed, but is not required to repay the principal prior to the sale of the vehicle. These floor plan arrangements grant a security interest in the financed vehicles as well as the related sales proceeds. Amounts financed under the Floor Plan Facilities bear interest at variable rates, which are typically tied to LIBOR or the prime rate.

        Each of the above three lenders also provides, at its reasonable discretion, uncommitted floor plan financing for used vehicles. Such used vehicle financing is provided up to a fixed percentage of the value of each financed used vehicle.

        At December 31, 2002 and 2001, the Company held investments in restricted marketable securities (U.S. Treasury Strips), which serve as collateral for a non-interest bearing note payable due to former shareholders of one of the Company's subsidiaries. These marketable securities are classified as held to maturity and accordingly stated at cost which approximates fair market value and mature in 2006. The principal on the non-interest-bearing note is repaid from the proceeds of the maturity of such securities.

        Deferred financing fees aggregated approximately $13,627 and $9,369 as of December 31, 2002 and 2001, net of accumulated amortization of $8,416 and $3,867, respectively, and are included in other assets on the accompanying consolidated balance sheets.

12. FINANCIAL INSTRUMENTS

        In November 2001, the Company entered into three interest rate swap agreements to reduce the effects of changes in interest rates on its floating LIBOR rate long-term debt during 2001. The agreements had a combined total notional principal amount of $300 million, all maturing in November 2003. The aggregate fair value of the swap arrangements at December 31, 2001 was $1,776. For the year ended December 31, 2001, the ineffectiveness reflected in earnings was $120. The measurement of hedge ineffectiveness is based on a comparison of the change in fair value of the actual swap and the change in fair value of a hypothetical swap with terms that identically match the critical terms of the floating rate debt. The ineffectiveness of these swaps is reported in other income in the accompanying consolidated statement of income.

        During the first quarter of 2002, the Company terminated its three interest rate swap agreements and immediately entered into three new interest rate swap agreements for the same combined notional principal amount, with the same maturity date, November 2003. The new swap agreements also required the Company to pay fixed rates with a weighted average of approximately 3% and receive in return amounts calculated at one-month LIBOR. The swap agreements were designated and qualified as cash flow hedges of the Company's forecasted variable interest rate payments and did not contain any ineffectiveness.

        During the second quarter of 2002 in connection with the issuance of the Senior Subordinated Notes, the Company cancelled its three interest rate swap agreements. Upon cancellation of the swaps, the Company realized a $202 loss, net of tax benefit, in other comprehensive income (loss) which will be reclassified to earnings as interest expense, over the original term of related indebtedness, through November 2003.

        Additionally, in December 2000, the Company terminated a swap agreement resulting in a gain of $375 which was deferred and recorded to income in the first quarter of 2001 when the related debt was extinguished.

13. INCOME TAXES

        Effective with its IPO which closed March 19, 2002, the Company converted to a corporation and is now subject to federal, state and local income taxes. Prior to the conversion to a corporation, except for nine subsidiaries which were already corporations, Asbury Automotive Group L.L.C. was comprised primarily of limited liability companies and partnerships (with Asbury Automotive Group L.L.C. as the parent), which were treated as one partnership for tax purposes.

        In connection with the IPO and in accordance with SFAS No. 109 "Accounting for Income Taxes," the Company recorded a one-time, non-recurring charge of $11,553 for deferred taxes upon the exchange of the limited liability company interests in Asbury Automotive Group L.L.C. for the Company's stock. This charge reflects the net deferred tax liability associated with the difference between the financial statement and tax basis of the assets and liabilities of the Company as of the conversion date.

        The components of the Company's income provisions from continuing operations are as follows:

	For the Years Ended December 31,
	2002	2001	2000
Current:
Federal	$19,772	$4,854	$2,768
State	3,761	625	225

Subtotal	23,533	5,479	2,993
Deferred:
Federal	14,181	(443)	511
State	1,501	(56)	66

Subtotal	15,682	(499)	577

Total	$39,215	$4,980	$3,570

        A reconciliation of the statutory federal rate to the effective tax rate from continuing operations is as follows:

	For the Years Ended December 31,
	2002	2001	2000
Provision at the statutory rate	$29,234	$16,948	$13,977
Increase (decrease) resulting from:
State income tax, net	3,923	2,298	1,741
Goodwill amortization	—	204	357
Net deferred tax liability resulting from conversion to a corporation	11,553	—	—
Tax benefit of L.L.C. structure	(5,542)	(14,543)	(12,236)
Other	47	73	(269)

Provision for income taxes	$39,215	$4,980	$3,570

        The tax effects of these temporary differences representing deferred tax assets (liabilities) result principally from the following at:

	December 31,
	2002	2001
Reserves and accruals	$8,848	$(3,943)
Net operating loss and alternative minimum tax credit carryforwards	699	—
Tax goodwill amortization	(18,233)	—
Depreciation	(10,517)	(15)
Other	(946)	(1,288)
Valuation allowance	(699)	—

Net deferred tax liability	$(20,848)	$(5,246)

	December 31,
	2002	2001
Deferred tax assets:
Current	$13,077	$924
Long term	119	242
Deferred tax liabilities:
Current	(4,033)	(4,800)
Long term	(30,011)	(1,612)

Net deferred tax liability	$(20,848)	$(5,246)

        The Company has alternative minimum tax ("AMT") credit carryforwards of $120 and net operating loss ("NOL") carryforwards of $1,381 that are attributable to certain of the Company's "C" corporation subsidiaries and are subject to separate return year limitations. The AMT credit carryforwards have no expiration date. The NOL carryforwards begin to expire in 2021. Pursuant to the Company's accounting policy, a valuation allowance was recorded on these carryforwards.

14. EARNINGS PER SHARE

        Basic earnings per share is computed by dividing net income by the weighted-average common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted-average common shares and common share equivalents outstanding during the period.

        The following table sets forth the computation of basic and diluted earnings per share:

Year Ended December 31, 2002
Net income applicable to common shares:
Continuing operations	$44,310
Discontinued operations	(6,225)

$38,085

Earnings per share:
Basic—
Continuing operations	$1.34
Discontinued operations	(.19)

$1.15

Diluted—
Continuing operations	$1.34
Discontinued operations(1)	(.19)

$1.15

Year Ended December 31, 2002
Common shares and common share equivalents (in thousands):
Weighted-average shares outstanding	33,065

Basic shares	33,065
Shares issuable with respect to additional common share equivalents (stock options)	8

Diluted equivalent shares	33,073

(1)
The common share equivalents were excluded from the calculation of diluted earnings per share from discontinued operations due to their anti-dilutive effect.

15. RELATED-PARTY TRANSACTIONS

        Certain of the Company's directors, shareholders and their affiliates, and platform management, have engaged in transactions with us. These transactions primarily relate to long-term operating leases of facilities (see Note 16).

        For the years ended December 31, 2002, 2001 and 2000, $979, $1,494 and $224 was paid to an advertising entity in which one of our directors had a substantial interest.

        During 2002, the Company paid $269 in legal fees to a law firm in which one of our directors was Of Counsel.

        In April 2002, the Company acquired land from one of its directors for $2,000 for the purpose of expanding the operations of one of its dealerships.

        In August 2002, the Company acquired land from one of its directors for $1,700, for the purpose of constructing a new body shop facility.

        The Company believes that these transactions involved terms comparable to terms that would be obtained from unaffiliated third parties.

16. OPERATING LEASES

        The Company leases various facilities and equipment under long-term operating lease agreements, including leases with its shareholders/employees or entities controlled by the Company's shareholders/employees. In instances where the Company entered into leases in which the rent escalates over time the Company has straight-lined the rent expense over the life of the lease. Rent expense from continuing operations amounted to $27,749, $24,682 and $21,614 for the three years ended December 31, 2002, 2001 and 2000. Of these amounts, $13,812, $12,175 and $14,103, respectively, were paid to entities controlled by its shareholder members.

        Future minimum payments under long-term, non-cancelable operating leases as of December 31, 2002, are as follows:

	Related Parties	Third Parties	Total
2003	$14,966	$15,702	$30,668
2004	14,705	13,958	28,663
2005	14,703	12,687	27,390
2006	14,479	11,625	26,104
2007	14,499	11,008	25,507
Thereafter	33,228	66,132	99,360

Total	$106,580	$131,112	$237,692

        The Company has an option to acquire certain properties from one of its directors. The purchase option, initially based on the aggregate appraised value, adjusts each year for movements in the Consumer Price Index. The purchase option of $50,396 can only be exercised in total.

17. COMMITMENTS AND CONTINGENCIES

        A significant portion of the Company's vehicle business involves the sale of vehicles, parts or vehicles composed of parts that are manufactured outside the United States. As a result, the Company's operations are subject to customary risks of importing merchandise, including fluctuations in the relative values of currencies, import duties, exchange controls, trade restrictions, work stoppages and general political and socio-economic conditions in foreign countries. The United States or the countries from which the Company's products are imported may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adjust presently prevailing quotas, duties or tariffs, which may affect our operations and our ability to purchase imported vehicles and/ or parts at reasonable prices.

        Manufacturers may direct the Company to implement costly capital improvements to dealerships as a condition for renewing the Company's franchise agreements with them. Manufacturers also typically require that their franchises meet specific standards of appearance. These factors, either alone or in combination, could cause the Company to divert its financial resources to capital projects from uses that management believes may be of higher long-term value to the Company, such as acquisitions.

        Substantially all of the Company's facilities are subject to federal, state and local provisions regarding the discharge of materials into the environment. Compliance with these provisions has not had, nor does the Company expect such compliance to have, any material effect upon the capital expenditures, net earnings, financial condition, liquidity or competitive position of the Company. Management believes that its current practices and procedures for the control and disposition of such materials comply with applicable federal, state and local requirements.

        The Company is involved in legal proceedings and claims, which arise in the ordinary course of its business and with respect to certain of these claims, the sellers have indemnified the Company. In the opinion of management of the Company, the amount of ultimate liability with respect to these actions will not materially affect the financial condition, liquidity or the results of operations of the Company.

        The dealerships operated by the Company hold franchise agreements with a number of vehicle manufacturers. In accordance with the individual franchise agreements, each dealership is subject to certain rights and restrictions typical of the industry. The ability of the manufacturers to influence the operations of the dealerships or the loss of a franchise agreement could have a negative impact on the Company's operating results.

        The Company has guaranteed three loans made by financial institutions either directly to management or to non-consolidated entities controlled by management which totaled approximately $6,140 at December 31, 2002. Two of these guarantees, made on behalf of two platform executives, were made in conjunction with those executives acquiring equity in the Company. The primary obligors of these notes are the platform executives. The guarantees were made in November 1998. In each of these cases the Company believed that it was important for each of the individuals to have equity at risk. The Company recorded a liability of $2,000 as of December 31, 2002 to reflect its estimate of the probable liability under these guarantees, and $604 was charged to operations in 2002, net of anticipated collateral recoveries. The third guarantee is made by a corporation acquired by the Company in October 1998 and guarantees an industrial revenue bond. Under the terms of the industrial revenue bond, the Company could not remove itself as a guarantor. The primary obligor of the note is a non-dealership business entity and that entity's partners as individuals.

18. EQUITY BASED ARRANGEMENTS

        In connection with the IPO on March 14, 2002, all membership interests in the equity of the limited liability company were exchanged for 1,072,738 options to purchase common stock in Asbury Automotive Group, Inc. As a result, the Company has established two fixed stock option plans under which it may grant non-qualified stock options to its officers and employees at prices granted at fair market value on the date of the grant. For all the plans, the stock options become exercisable over a three-year vesting period and expire ten years after the grant date. As of December 31, 2002, the combined plans have 2,572,738 authorized stock options of which 2,112,421 were outstanding.

        The following table summarizes the Company's outstanding member interest stock options:

Membership Interest Percentage
Options outstanding January 1, 2000	.029%
Granted	.004
Canceled	(.029)

Options outstanding December 31, 2000	.004%
Granted	.039
Canceled	(.002)

Options outstanding December 31, 2001	.041%
Granted	.007

Options outstanding March 13, 2002	.048%

        On March 14, 2002 in connection with the Company's IPO, member interest options outstanding were converted to stock options to purchase shares of the Company's common stock.

	Stock Options	Weighted Average Exercise Price
Options outstanding March 14, 2002	1,072,738	$16.56
Granted	1,072,439	$16.05
Canceled	(32,756)	$16.12

Options outstanding December 31, 2002	2,112,421	$16.31

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contract Life Years	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$8.75 - $14.75	402,738	8.4	$12.85	145,618	$13.39
$16.50 - $17.93	1,709,683	9.1	$17.12	328,660	$17.57

	2,112,421			474,278

        The Company applies APB 25 and the related interpretations in accounting for its stock option plans. Accordingly, the Company is required to provide the expanded disclosures required under SFAS No. 148 for stock-based compensation granted, including disclosure of pro forma net earnings and earnings per share had compensation expense relating to the grants been measured under the fair value recognition provisions of SFAS No. 123 (See Note 2). The weighted average fair values at date of grant for options granted during 2002, 2001 and 2000 were $8.17, $9.00 and $6.86, respectively, and were estimated using the Black-Scholes option valuation model with the following weighted-average assumptions:

	2002	2001	2000
Expected life of option	5 years	5 years	5 years
Risk-free interest rate	4.7%	4.15%	6.4%
Expected volatility	55%	54%	55%
Expected dividend yield	0%	0%	0%

19. DISCONTINUED OPERATIONS:

        During 2002, the Company classified as discontinued operations six dealerships; four of which were divested during the year and two were held for sale as of December 31, 2002. In addition, assets held for sale as of December 31, 2002, included real estate with a book value of $8.3 million that the Company intended to sell under a future sale/leaseback transaction. During the nine months ended September 30, 2003, the Company classified as discontinued operations eight full-service dealership locations (nine franchises), 10 used-only dealership locations and one ancillary business. Five full service dealerships were divested during the nine months ended September 30, 2003 and three dealerships were held for sale as of September 30, 2003. As of September 30, 2003, all of the 10 used-only dealership locations and the ancillary business had been closed. The Consolidated Statements of Income for the years ended December 30, 2002, 2001 and 2000 have been reclassified to reflect the company's discontinued operations through September 30, 2003, as if the Company had classified those discontinued operations during the respective fiscal years.

        A summary of statement of income information relating to the discontinued operations is as follows:

	For the Year Ended December 31,
	2002	2001	2000
Revenues	$123,042	$171,779	$205,904
Cost of sales	106,714	145,253	177,447

Gross profit	16,328	26,526	28,457
Operating expenses	24,067	21,294	21,270

Income (loss) from operations	(7,739)	5,232	7,187
Other, net	200	(1,818)	(3,095)

Net income (loss)	(7,539)	3,414	4,092
Loss on disposition of discontinued operations	(1,490)	—	—

Income (loss) before income taxes	(9,029)	3,414	4,092
Related tax benefit	2,804	—	—

Income (loss) from discontinued operations, net of tax	$(6,225)	$3,414	$4,092

        The following is a summary of net assets held for sale as of December 31, 2002:

Assets:
Inventory	$12,952
Property and equipment	16,867
Other	40

Total assets	29,859
Liabilities:
Floor plan notes payable	11,828
Other	125

Total liabilities	11,953

Net assets	$17,906

20. RETIREMENT PLANS

        Prior to 2001, the Company and several of the subsidiaries had existing 401(k) salary deferral/savings plans for the benefit of substantially all of its employees. In 2001, the Company consolidated all of its existing 401(k) salary deferral/savings plans into one plan (the "Plan") with the exception of one platform's plan. Employees are eligible to participate in the Plan after one year of service. Employees electing to participate in the Plan may contribute up to 20% of their annual compensation limited to the maximum amount that can be deducted for income tax purposes each year. The Company matches 50% of each employee's contributions up to 4%, with a maximum match of 2% of an employee's salary. Participants vest evenly over three years after entering the Plan. Expenses from continuing operations related to subsidiary matching totaled $2,530, $2,459 and $1,830 for the years ended December 31, 2002, 2001 and 2000, respectively.

21. CONDENSED QUARTERLY REVENUES AND EARNINGS (UNAUDITED):

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Year Ended December 31, 2002
Revenues(1)	$1,042,864	$1,122,695	$1,190,602	$1,060,740

Gross profit(1)	$167,847	$177,532	$184,466	$168,043

Net income	$5,162	$12,780	$14,644	$5,499

Income per common share:
Basic(2)	$.17	$.38	$.43	$.16

Diluted(2)	$.17	$.37	$.43	$.16

Year Ended December 31, 2001
Revenues(1)	$966,840	$1,039,842	$1,064,976	$1,081,384

Gross profit(1)	$150,621	$159,227	$168,043	$168,040

Net income	$6,676	$10,993	$16,188	$10,327

(1)
For the first three quarters of 2002 and 2001, both revenues and gross profit were different from the comparable amounts previously reported in the filed Form 10-Q. The differences resulted from reporting units of the Company, which were deemed discontinued operations subsequent to the filing of the respective Form 10-Q (see Note 19).

(2)
The sum of income per common share for the four quarters does not equal total income per common share due to changes in the average number of shares outstanding during the respective periods.

22. CONDENSED CONSOLIDATING FINANCIAL INFORMATION

        In connection with possible future financings, certain of the Company's subsidiaries may not guarantee the related obligations. The following tables set forth, on a condensed consolidating basis, the statements of income, balance sheets and statements of cash flows for the Company, for the Company's guarantor subsidiaries and for the Company's non-guarantor subsidiaries for all financial statement periods presented in the Company's Consolidated Financial Statements.

Condensed Consolidating Statement of Income
For the Year Ended December 31, 2002

	Parent Company	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$—	$3,822,803	$609,200	$(15,102)	$4,416,901
Cost of sales	—	3,207,955	526,160	(15,102)	3,719,013

Gross profit	—	614,848	83,040	—	697,888
Operating expenses:
Selling, general and administrative	—	476,759	62,782	—	539,541
Depreciation and amortization	—	17,419	1,717	—	19,136

Income from operations	—	120,670	18,541	—	139,211
Other income (expense):
Floor plan interest expense	—	(16,470)	(1,390)	—	(17,860)
Other interest expense	—	(35,919)	(2,504)	—	(38,423)
Other income (expense)	—	550	47	—	597
Equity in earnings of subsidiaries	38,085	7,913	—	(45,998)	—

Total other expense, net	38,085	(43,926)	(3,847)	(45,998)	(55,686)

Income from continuing operations before income taxes and minority interest	38,085	76,744	14,694	(45,998)	83,525
Income tax expense	—	23,465	4,197	—	27,662
Tax adjustment upon conversion from an LLC to a corporation	—	8,969	2,584	—	11,553

Net income from continuing operations	38,085	44,310	7,913	(45,998)	44,310
Loss from discontinued operations	—	(6,225)	—	—	(6,225)

Net income	38,085	38,085	7,913	(45,998)	38,085
Pro forma income tax expense (benefit) (net of effect on minority interest):
Income tax expense	—	3,648	1,651	—	5,299
Tax adjustment upon conversion from an L.L.C. to a corporation	—	(8,969)	(2,584)	—	(11,553)

Tax affected pro forma net income	$38,085	$43,406	$8,846	$(45,998)	$44,339

Condensed Consolidating Statement of Income
For the Year Ended December 31, 2001

	Parent Company	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$—	$3,563,838	$602,550	$(13,346)	$4,153,042
Cost of sales	—	2,998,977	521,480	(13,346)	3,507,111

Gross profit	—	564,861	81,070	—	645,931
Operating expenses:
Selling, general and administrative	—	440,714	59,303	—	500,017
Depreciation and amortization	—	23,385	4,336	—	27,721

Income from operations	—	100,762	17,431	—	118,193
Other income (expense):
Floor plan interest expense	—	(23,300)	(2,765)	—	(26,065)
Other interest expense	—	(41,285)	(3,196)	—	(44,481)
Other income (expense)	—	(711)	54	—	(657)
Equity in earnings of subsidiaries	44,184	11,524	—	(55,708)	—

Total other expense, net	44,184	(53,772)	(5,907)	(55,708)	(71,203)

Income from continuing operations before income taxes and minority interest	44,184	46,990	11,524	(55,708)	46,990
Income tax expense	—	4,980	—	—	4,980
Minority interest in subsidiary earnings	—	1,240	—	—	1,240

Net income from continuing operations	44,184	40,770	11,524	(55,708)	40,770
Income from discontinued operations	—	3,414	—	—	3,414

Net income	$44,184	$44,184	$11,524	$(55,708)	$44,184

Condensed Consolidating Statement of Income
For the Year Ended December 31, 2000

	Parent Company	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$—	$3,299,190	$540,681	$(12,525)	$3,827,346
Cost of sales	—	2,799,968	468,680	(12,525)	3,256,123

Gross profit	—	499,222	72,001	—	571,223
Operating expenses:
Selling, general and administrative	—	379,943	52,001	—	431,944
Depreciation and amortization	—	18,976	3,636	—	22,612

Income from operations	—	100,303	16,364	—	116,667
Other income (expense):
Floor plan interest expense	—	(31,150)	(3,402)	—	(34,552)
Other interest expense	—	(40,777)	(423)	—	(41,200)
Other income (expense)	—	(661)	(321)	—	(982)
Equity in earnings of subsidiaries	30,715	10,504	—	(41,219)	—

Total other expense, net	30,715	(62,084)	(4,146)	(41,219)	(76,734)

Income from continuing operations before income taxes and minority interest	30,715	38,219	12,218	(41,219)	39,933
Income tax expense	—	3,570	—	—	3,570
Minority interest in subsidiary earnings	—	8,026	1,714	—	9,740

Net income from continuing operations	30,715	26,623	10,504	(41,219)	26,623
Income from discontinued operations	—	4,092	—	—	4,092

Net income	$30,715	$30,715	$10,504	$(41,219)	$30,715

Condensed Consolidating Balance Sheet
December 31, 2002

	Parent Company	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$18,779	$3,834	$—	$22,613
Inventories	—	541,728	50,111	—	591,839
Other current assets	—	195,596	39,541	—	235,137

Total current assets	—	756,103	93,486	—	849,589
Property and equipment, net	—	252,338	4,967	—	257,305
Goodwill	—	340,821	61,312	—	402,133
Other assets	—	62,895	3,863	—	66,758
Investment In subsidiaries	426,951	58,911	—	(485,862)	—
Assets held for sale	—	29,859	—	—	29,859

Total assets	$426,951	$1,500,927	$163,628	$(485,862)	$1,605,644

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Floor plan notes payable	$—	$484,134	$44,457	$—	$528,591
Other current liabilities	—	99,205	54,652	—	153,857

Total current liabilities	—	583,339	99,109	—	682,448
Long-term debt	—	438,523	217	—	438,740
Other liabilities	—	40,161	5,391	—	45,552
Liabilities associated with assets held for sale	—	11,953	—	—	11,953
Shareholders' equity	426,951	426,951	58,911	(485,862)	426,951

Total liabilities and shareholders' equity	$426,951	$1,500,927	$163,628	$(485,862)	$1,605,644

Condensed Consolidating Balance Sheet
December 31, 2001

	Parent Company	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$50,295	$10,211	$—	$60,506
Inventories	—	459,756	36,298	—	496,054
Other current assets	—	173,228	27,826	—	201,054

Total current assets	—	683,279	74,335	—	757,614
Property and equipment, net	—	250,674	5,728	—	256,402
Goodwill	—	332,394	60,462	—	392,856
Other Assets	—	57,973	168	—	58,141
Investment In subsidiaries	347,907	71,650	—	(419,557)	—

Total assets	$347,907	$1,395,970	$140,693	$(419,557)	$1,465,013

LIABILITIES AND MEMBERS' EQUITY
Current Liabilities:
Floor plan notes payable	$—	$414,429	$36,946	$—	451,375
Other current liabilities	—	128,544	30,078	—	158,622

Total current liabilities	—	542,973	67,024	—	609,997
Long-term debt	—	492,304	244	—	492,548
Other liabilities	—	12,786	1,775	—	14,561
Members' equity	347,907	347,907	71,650	(419,557)	347,907

Total liabilities and members' equity	$347,907	$1,395,970	$140,693	$(419,557)	$1,465,013

Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2002

	Parent Company	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
Cash flow from operating activities	$—	$72,620	$(4,614)	$—	$68,006

Cash flow from investing activites:
Capital expenditures	—	(56,660)	(817)	—	(57,477)
Acquisitons	—	(20,459)	—	—	(20,459)
Other investing activities	—	6,577	—	—	6,577

Net cash used in investing activities	—	(70,542)	(817)		(71,359)

Cash flow from financing activities:
Distributions to members	—	(11,580)	—	—	(11,580)
Proceeds from (payments related to) initial public offering, net	—	65,415	—	—	65,415
Repayments of debt	—	(391,901)	(4,276)	—	(396,177)
Proceeds from borrowings	—	317,778	3,330	—	321,108
Payment of debt issuance costs	—	(8,742)	—	—	(8,742)
Purchase of treasury stock	—	(5,364)	—	—	(5,364)
Other financing activities	—	800	—	—	800

Net cash used in financing activities	—	(33,594)	(946)	—	(34,540)

Net decrease in cash and cash equivalents	—	(31,516)	(6,377)	—	(37,893)
Cash and cash equivalents, beginning of period	—	50,295	10,211	—	60,506

Cash and cash equivalents, end of period	$—	$18,779	$3,834	$—	$22,613

Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2001

	Parent Company	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
Cash flow from operating activities	$—	$91,780	$4,745	$—	$96,525

Cash flow from investing activites:
Capital expenditures	—	(48,369)	(1,663)	—	(50,032)
Acquisitons	—	(50,150)	—	—	(50,150)
Other investing activities	—	1,889	—	—	1,889

Net cash used in investing activities	—	(96,630)	(1,663)	—	(98,293)

Cash flow from financing activities:
Distributions to members	—	(22,606)	—	—	(22,606)
Repurchase of members' equity	—	(3,710)	—	—	(3,710)
Proceeds from (payments related to) initial public offering, net	—	(2,437)	—	—	(2,437)
Repayments of debt	—	(340,941)	(2,460)	—	(343,401)
Proceeds from borrowings	—	396,194	3,523	—	399,717
Payment of debt issuance costs	—	(12,530)	—	—	(12,530)

Net cash provided by financing activities	—	13,970	1,063	—	15,033

Net increase in cash and cash equivalents	—	9,120	4,145	—	13,265
Cash and cash equivalents, beginning of period	—	41,175	6,066	—	47,241

Cash and cash equivalents, end of period	$—	$50,295	$10,211	$—	$60,506

Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2000

	Parent Company	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
Cash flow from operating activities	$—	$60,270	$2,742	$—	$63,012

Cash flow from investing activites:
Capital expenditures	—	(32,932)	(3,130)	—	(36,062)
Acquisitons	—	(183,840)	—	—	(183,840)
Other investing activities	—	6,997	—	—	6,997

Net cash used in investing activities	—	(209,775)	(3,130)	—	(212,905)

Cash flow from financing activities:
Distributions to members	—	(13,364)	—	—	(13,364)
Contributions from members	—	20,650	—	—	20,650
Repayments of debt	—	(11,969)	(2,628)	—	(14,597)
Proceeds from borrowings	—	156,046	3,365	—	159,411
Other financing activities	—	212	—	—	212

Net cash provided by financing activities	—	151,575	737	—	152,312

Net increase in cash and cash equivalents	—	2,070	349	—	2,419
Cash and cash equivalents, beginning of period	—	39,105	5,717	—	44,822

Cash and cash equivalents, ending of period	$—	$41,175	$6,066	$—	$47,241

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

       Shares

Asbury Automotive
Group, Inc.

Common Stock

Goldman, Sachs & Co.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.(1)

Registration Fee	$17,435
Legal Fees and expenses	300,000
Accountants' Fees and expenses	25,000
Printing and Engraving	150,000
Miscellaneous	100,000

Total	592,435

(1)
All amounts, other than the registration fee, are estimated and are subject to future contingencies.

Item 15. Indemnification of Directors and Officers.1

        The Certificate of Incorporation (the "Certificate") of the Company provides that a director or officer of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except, if required by the Delaware General Corporation Law (the "DGCL") as amended from time to time, for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, which concerns unlawful payments of dividends, stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. Neither the amendment nor repeal of such provision will eliminate or reduce the effect of such provision in respect of any matter occurring, or any cause of action, suit or claim that, but for such provision, would accrue or arise prior to such amendment or repeal.

        The Certificate provides that each person who was or is made a party to or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith. Such right to indemnification includes the right to have the Company pay the expenses incurred in defending any such proceeding in advance of its final disposition, subject to the provisions of the DGCL. Such rights are not exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate, By-laws, agreement, vote of stockholders or disinterested directors or otherwise. No repeal or modification of such provision will in any way diminish or adversely affect the rights of any director, officer, employee or agent of the Company thereunder in respect of any occurrence or matter arising prior to any such repeal or modification.

        The Section 145 of the DGCL, provides, in pertinent part, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as the director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful. In addition, the indemnification of expenses (including attorneys' fees) is allowed in derivative actions, except no indemnification is allowed in respect to any claim, issue or matter as to which any such person has been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought decides that indemnification is proper. To the extent that any such person succeeds on the merits or otherwise, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith. The determination that the person to be indemnified met the applicable standard of conduct, if not made by a court, is made by the directors of the corporation by a majority vote of the directors not party to such an action, suit or proceeding even though less than a quorum, by a Committee of such directors designated by a majority vote of such directors even though less than a quorum, or, if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or by the stockholders. Expenses may be paid in advance upon the receipt, in the case of officers and directors, of undertakings to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the corporation as authorized in this section. A corporation may purchase indemnity insurance.

        The above described indemnification and advancement of expenses, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of such person's heirs, executors and administrators.

        The Company has also entered into indemnification agreements with its directors and certain of its officers that require it, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent permitted by law. The Company also maintains liability insurance for the benefit or its officers and directors.

Item 16. Exhibits.

        The following exhibits are filed herewith or incorporated herein by reference.

Exhibit Number	Description
1	Form of Underwriting Agreement*
3.1
Restated Certificate of Incorporation of Asbury Automotive Group, Inc. filed as Exhibit 4.1 to the Company's Registration Statement on Form S-8 (file No. 333-84646) filed with the SEC on March 20, 2002**
3.2	Restated Bylaws of Asbury Automotive Group, Inc. (filed as Exhibit 4.2 to the Company's Registration Statement on Form S-8 (file No. 333-84646) filed with the SEC on March 20, 2002)**
5	Opinion of Cravath, Swaine & Moore LLP as to the legality of the Registrant's common stock being registered hereby
23.1	Consent of Cravath, Swaine & Moore LLP with respect to the legality of securities being registered (contained in Exhibit 5)
23.2	Consent of Deloitte & Touche LLP
24	Form of Power of Attorney

*
To be provided by amendment.

**
Incorporated by reference.

Item 17. Undertakings.

        The undersigned registrant hereby undertakes:

  (a)
  That for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b)
  To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

  (c)
  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (d)
  That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (e)
  That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford and State of Connecticut on January 22, 2004.

ASBURY AUTOMOTIVE GROUP, INC.,
/s/ KENNETH B. GILMAN
Kenneth B. Gilman Chief Executive Officer and President

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ KENNETH B. GILMAN (Kenneth B. Gilman)	Chief Executive Officer, President and Director	January 22, 2004
/s/ J. GORDON SMITH (J. Gordon Smith)	Senior Vice President and Chief Financial Officer	January 22, 2004
/s/ BRETT HUTCHINSON (Brett Hutchinson)	Controller and Chief Accounting Officer	January 22, 2004
/s/ MICHAEL J. DURHAM (Michael J. Durham)	Chairman of the Board	January 22, 2004
/s/ TIMOTHY C. COLLINS (Timothy C. Collins)	Director	January 22, 2004
(Ben David McDavid)	Director	January 22, 2004
/s/ JOHN M. ROTH (John M. Roth)	Director	January 22, 2004
/s/ IAN K. SNOW (Ian K. Snow)	Director	January 22, 2004

/s/ THOMAS C. ISRAEL (Thomas C. Israel)	Director	January 22, 2004
/s/ VERNON E. JORDAN, JR. (Vernon E. Jordan, Jr.)	Director	January 22, 2004
/s/ PHILIP F. MARITZ (Philip F. Maritz)	Director	January 22, 2004
/s/ THOMAS F. "MACK" MCLARTY (Thomas F. "Mack" McLarty)	Director	January 22, 2004
/s/ JEFFREY I. WOOLEY (Jeffrey I. Wooley)	Director	January 22, 2004

EXHIBIT INDEX

Exhibit Number	Description
1	Form of Underwriting Agreement*
3.1
Restated Certificate of Incorporation of Asbury Automotive Group, Inc. filed as Exhibit 4.1 to the Company's Registration Statement on Form S-8 (file No. 333-84646) filed with the SEC on March 20, 2002**
3.2	Restated Bylaws of Asbury Automotive Group, Inc. (filed as Exhibit 4.2 to the Company's Registration Statement on Form S-8 (file No. 333-84646) filed with the SEC on March 20, 2002)**
5	Opinion of Cravath, Swaine & Moore LLP as to the legality of the Registrant's common stock being registered hereby
23.1	Consent of Cravath, Swaine & Moore LLP with respect to the legality of securities being registered (contained in Exhibit 5)
23.2	Consent of Deloitte & Touche LLP
24	Form of Power of Attorney

*
To be provided by amendment.

**
Incorporated by reference.

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MANUFACTURER DISCLAIMER
PROSPECTUS SUMMARY
Business
RECENT DEVELOPMENTS
THE OFFERING
SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA
RISK FACTORS
Risk Factors Related To Our Dependence On Vehicle Manufacturers
Risks Related To Our Acquisition Strategy
Risks Related To Competition
Risks Related To The Automotive Industry
Other Risks Related To Our Business
General Risks Related to Investing in Our Common Stock
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK AND DIVIDENDS
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
Results of Operations
Liquidity and Capital Resources
Quantitative and Qualitative Disclosures About Market Risk
BUSINESS
MANAGEMENT
RELATED PARTY TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
PRINCIPAL AND SELLING STOCKHOLDERS
MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK
UNDERWRITING
AVAILABLE INFORMATION
INCORPORATION BY REFERENCE
Asbury Automotive Group, Inc. Three Landmark Square, Suite 500 Stamford, CT 06901 Telephone: (203) 356-4400
VALIDITY OF THE SHARES
EXPERTS
INDEX TO FINANCIAL STATEMENTS
ASBURY AUTOMOTIVE GROUP, INC. CONSOLIDATED BALANCE SHEETS (In thousands, except share data)
ASBURY AUTOMOTIVE GROUP, INC. CONSOLIDATED STATEMENTS OF INCOME (In thousands, except per share data) (Unaudited)
ASBURY AUTOMOTIVE GROUP, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands) (Unaudited)
ASBURY AUTOMOTIVE GROUP, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
ASBURY AUTOMOTIVE GROUP, INC. CONSOLIDATED BALANCE SHEETS (dollars in thousands except for share data)
ASBURY AUTOMOTIVE GROUP, INC. CONSOLIDATED STATEMENTS OF INCOME (dollars in thousands except per share data)
ASBURY AUTOMOTIVE GROUP, INC. CONSOLIDATED STATEMENTS OF SHAREHOLDERS'/MEMBERS' EQUITY (dollars in thousands)
ASBURY AUTOMOTIVE GROUP, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (dollars in thousands)
ASBURY AUTOMOTIVE GROUP, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2002, 2001 and 2000 (dollars in thousands except per share data)
Condensed Consolidating Statement of Income For the Year Ended December 31, 2002
Condensed Consolidating Statement of Income For the Year Ended December 31, 2001
Condensed Consolidating Statement of Income For the Year Ended December 31, 2000
Condensed Consolidating Balance Sheet December 31, 2002
Condensed Consolidating Balance Sheet December 31, 2001
Condensed Consolidating Statement of Cash Flows For the Year Ended December 31, 2002
Condensed Consolidating Statement of Cash Flows For the Year Ended December 31, 2001
Condensed Consolidating Statement of Cash Flows For the Year Ended December 31, 2000
TABLE OF CONTENTS
PART II
SIGNATURES
EXHIBIT INDEX